30

07028429

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aquino Ltd

*CURRENT ADDRESS

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS BEST AVAILABLE COPY

FILE NO. 82- ~~05258340~~ 639 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 12/3/07

~~082-05258~~
082-34639

RECEIVED

2007 NOV 30

ARIS
6-30-07



# ANNUAL REPORT

AGENiX

07

# CONTENTS

# CHAIRMAN'S REPORT



Our company is in for exciting times in the next year.

Dear Shareholders,

The 2006/07 financial year has been a year of significant change.

The disposal of our human and animal health medical diagnostic businesses were finalised, save for some short term manufacturing and other business transfer tasks.

Our Brisbane, Australia-based wholly owned subsidiary, Agen Biomedical, during the year continued planning work for the commencement of a Phase II Pulmonary Embolism clinical trial. Indeed, that trial opened in Northern America for patient recruitment in September 2007. The expectation is that we will be ready to resume partnering discussions for ThromboView® during 2008.

Most notable during the year has been the establishment of a wholly owned subsidiary in China, Agenix Biopharmaceutical (Shanghai), and its acquisition of the businesses of two-related private companies in Shanghai in China: one a bio-pharmaceutical development company (SHRG) and the other a pharmaceutical manufacturing company (YSY).

The lead product, YouHeDing, an anti-hepatitis B virus drug, has successfully completed Phase III clinical trials and on 2 October 2007 we announced that we had received approval for the drug from the Chinese regulatory authority. We expect that YouHeDing will be deriving revenue in the second half of the 2007 calendar year.

As part of our acquisition in China we have acquired a pipeline of potential anti-viral drugs currently in pre-clinical development. The pharmaceutical manufacturing facility in Pudong (near Shanghai), China has the capacity to manufacture 150 million tablets per annum on a one-shift basis.

These acquisitions provide great promise and will form a platform for significant growth in the future.

The melding of different cultures in our company provides new challenges. However, enormous progress has been made on the integration of our Chinese operations into Agenix. Our Board has significant experience in conducting business in Asia generally, including China.

Changes to our Board reflect the strategic changes made this year. To that extent, I welcome Mr Jonathan Zhang, founder of SHRG, to our Board. I also welcome Mr Anthony Lee. Both Directors were appointed to the Board on 27 August 2007.

The finalisation of the disposal of our Animal Health and Human Health medical diagnostic businesses has continued to result in staff redundancies. On behalf of the Board, I wish all those people well for the future.

I offer thanks to all our staff for their efforts during the past year.

I thank shareholders for their continued support, particularly those contributing to capital raisings during the year, and assure you that our company is in for exciting times in the next year.

Ravindran ("Ravi") Govindan
Chairman

# MANAGING DIRECTOR'S REPORT

## Implementing the transformation. Market launch approval in China. ThromboView® clinical trial underway in North America.



CORPORATE STRATEGY

In my initial report to shareholders 12 months ago, I indicated that the Board had carried out a strategic review which had concluded that our strategy should be as follows:

- RE-EVALUATE THE TIMING OF NEGOTIATIONS FOR A THROMBOVIEW® DEAL.

  An attempt was being made to conclude a licensing deal for ThromboView® at too early a stage in its development. Further progress was required in clinical trials for the primary indication, pulmonary embolism, and in the development of a comprehensive data package suitable for a potential partner.

- SELL OUR ANIMAL HEALTH AND HUMAN HEALTH DIAGNOSTIC TEST BUSINESSES.

  Our Animal Health business was loss-making. We had low market share and attempts to grow revenue in the past had not been successful. In addition, contractual arrangements had been entered into which made it extremely unlikely that this business could become profitable for a number of years.

  Our Human Health business had a very small market share and was positioned in a mature segment of the d-dimer diagnostic test market. Whilst this business was profitable, there had been no revenue growth for a number of years. Growth in this business could best be achieved by acquisition. However, the likely return to shareholders from such a strategy would have been less than from investment in other areas.

- LEVERAGE OUR EXISTING SKILLS AND INFRASTRUCTURE IN MONOCLONAL ANTIBODY DEVELOPMENT TO DEVELOP A BROAD PIPELINE OF ANTIBODY-BASED THERAPEUTIC AND/OR IMAGING PRODUCTS.

  The company had only one major development programme, the ThromboView® project. The best-performing life science companies have multiple programmes.

  In addition, there had been a previous focus on imaging programmes only. This narrow approach was not supported by share market performance in Australia or overseas. As a result, the strategy has been broadened to consideration of both therapeutic and imaging programmes.

RECEIVED
WASH, D.C.
160
SECTION

- PLACE THE COMPANY ON A SOUND FINANCIAL FOOTING.

  The confidence in the completion of a ThromboView® deal by December 2005 and the consequent receipt of an upfront milestone payment by that date had resulted in the company's cash resources being limited. When it was realised that the completion of a ThromboView® deal by December 2005 was not only unlikely but also not appropriate, a small capital raising was essential. Therefore, a capital raising was announced in March 2006 and completed in May 2006.

  The sale and leaseback of the company's Brisbane properties was part of a sound financial management strategy. The disposals of Animal Health and Human Health assets were being carried out for strategic rather than financial reasons, but nonetheless generated additional cash.

  Stringent cost saving regimes were also put in place. Nonetheless, operational initiatives resulted in revenue from the Human Health business increasing substantially in the second half year.

## IMPLEMENTING OUR STRATEGY

As a result of this new strategy, we are in a period of transformation.

A number of announcements were made in 2006 demonstrating that we have been implementing this transformation of Agenix, as follows:

- The announcement on 17 March 2006 of a share placement of $3.0 million at $0.22 per share.
- The sale for $0.4 million of a property in Perth which had in past years supported research and development but more recently had been rented out as a non-core asset.
- The announcement on 7 April 2006 of the assignment of intellectual property and granting of certain distribution rights for the loss-making Animal Health business to US company IDEXX Laboratories from which Agenix is expected to realise $10.0 million when all relevant operational transfer milestones are completed ($7.2 million has been received to date).
- Sales initiatives, including above-budget sales of biological products, which will raise cash in excess of $2.0 million more than previously forecast.
- Cost-cutting initiatives, including the announcement of redundancies.
- The announcement on 20 June 2006 of completion of the interim analysis for the Phase II deep vein thrombosis clinical trial in the United States and Canada which supported the advance of the programme towards registration trials.
- The announcement on 26 June 2006 of the sale and leaseback of our Brisbane, Australia properties, with a sale price of $5.15 million.

The transformation implementation process has continued this year, with the following activities:

- The announcement on 25 July 2006 that our forecast result for the year ended 30 June 2006 was for a substantially reduced loss of ($3.7M) compared to ($13.6M) the previous year.
- The announcement on 7 September 2006 of the appointment of world class people to our Scientific Advisory Board to support our new strategy.
- The announcement on 26 October 2006 that a poster presentation on ThromboView had won the prestigious Best Poster Award at the CHEST 2006 Scientific Conference in Salt Lake City, Utah, USA.
- The announcement on 16 November 2006 of the sale of the Human Health Laboratory-based products business to American Diagnostica Inc. of the USA for $3.5M.
- The announcement on 14 February 2007 of the proposed acquisition of a private Chinese bio-pharmaceutical group, SHRG, for $16.5 million (this transaction settled on 5 June 2007).
- The announcement on 5 March 2007 of the sale of the Human Health Point-Of-Care products business to BBI holdings of the UK for $3.9M.
- The announcement on 28 March 2007 of a share placement to raise $3.5M.
- The announcement on 16 May 2007 of the successful completion of a rights issue to shareholders to raise $6.7M.
- The announcement on 6 August 2007 of the successful placement of shares to sophisticated investors and institutions to raise a further $6.7M.
- The announcement on 2 October 2007 of the receipt of market approval in China for our anti-hepat tis B virus drug, YouHeDing.

## THROMBOVIEW®

During the year the ThromboView® project achieved a number of important milestones, including:

- The announcement on 10 August 2006 of the granting of patents for our ThromboView® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of a collaboration between our company and ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of a PET-labelled ThromboView® product. PET (Positron Emission Tomography) is an imaging technique which, has the potential to be used to create a product to image arterial-based clots.
- The announcement on 13 February 2007 of the confirmation of strong efficacy results from the Phase II Deep Vein Thrombosis clinical trial.
- Continued progress towards the design of a Phase II Pulmonary Embolism clinical trial to provide additional data to potential partners. This culminated in the commencement of the recruitment phase of the trial, with the imaging of the first patient being announced on 21 September 2007.

To date we have spent over $34.9 million on the ThromboView® project. We continue to have discussions regarding partnering arrangements with relevant parties. Data from the Phase II PE trial will provide the impetus to further discussions.

We will continue to place the project in a position which delivers maximum value to shareholders.

THROMBOVIEW® CUMULATIVE SPENDING
for the year ended 30 June



$ '000
40,000
30,000
20,000
10,000
8070
13,156
19,560
29,747
34,899
2003
2004
2005
2006
2007


## MONOCLONAL ANTIBODY DEVELOPMENT PROGRAMMES

Agenix subsidiary, Agen Biomedical, has the skills and infrastructure which can be leveraged to other protein therapeutic/monoclonal antibody development programmes. Our development team is one of the few in Australia to have taken a monoclonal antibody all the way from bench research, through humanisation procedures, pre-clinical characterisation, first-in-man safety evaluation and on to late stage Phase II clinical studies.

We are actively seeking additional programmes. Areas of interest are in obtaining antibody-based programmes in the fields of oncology, inflammation, cardiovascular or other fields where there is a substantial unmet medical need.

Programmes which we are seeking to acquire are likely to range from pre-clinical development programmes to programmes which have commenced Phase I clinical trials. However, the primary focus is on programmes already in the clinic.

## CASH AND "CASH BURN RATE"

At the date of this report we have $3.2 million in cash and no debt. We have a further $4.04 million in cash expected to be received from asset sale transactions and operational initiatives which have already occurred.

Management and the Board will ensure that the company is adequately funded for its activities at any point in time.

NET LOSS AFTER TAX
for the year ended 30 June



$ '000
(811)
(2,000)
(4,000)
(6,000)
(8,000)
(10,000)
(12,000)
(3,721)
(4,773)
2003
2004
2005
2006
2007


EARNINGS BEFORE INTEREST, TAX, DEPRECIATION, AMORTISATION, RESEARCH & DEVELOPMENT
for the year ended 30 June



$ '000
10,000
5,587
8,497
5.000
854
-
(2,874)
(5,000)
(6,077)
2003
2004
2005
2006
2007


## OPERATIONAL PERFORMANCE

The operational result reflects the disposal of our medical diagnostic test businesses, the consequent winding down of manufacturing operations in Brisbane, the continued progress of our ThromboView® programme and the search for new opportunities.

## SHARE PRICE PERFORMANCE

The graph below shows the performance of Agenix shares in the period from 3 July 2006 to 28 September 2007.


AGENIX SHARE PRICE
from 3 July 2006 to 28 September 2007
$
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
JUL 06
AUG 06
SEP 06
OCT 06
NOV 06
DEC 06
JAN 07
FEB 07
MAR 07
APR 07
MAY 07
JUN 07
JUL 07
AUG 07
SEP 07

In that period Agenix shares have increased 62.5%.

## THE NEXT 12 MONTHS

Management and the Board of Directors will continue to advance operations in China – we have one product which will be deriving sales and we will introduce two new potential products into clinical trials. The ThromboView® project will continue to deliver data from the Phase II PE trial in North America.

We will continue to assess opportunities to utilise the company's skill base and infrastructure in both Shanghai and Brisbane.

The company will consider all initiatives which will increase shareholder value.

Neil Leggett
CEO and Managing Director



## RAVINDRAN ("RAVI") GOVINDAN – CHAIRMAN

Mr Ravindran Govindan read law at the University of Singapore and practiced as an advocate and solicitor in the supreme court of Singapore. As a serial entrepreneur with more than 27 years of experience as an investor and businessman, he co-founded diverse business interests in retail, biotech, medical device, IT, emerging technologies, real estate and manufacturing. Mr Govindan currently holds the position of Chairman of Magnus Energy Group Limited, an established oil and gas company listed on the Singapore Stock Exchange.

Mr Govindan was the co-founder and founding Chairman and Managing Director of MatrixView Limited, a company listed on the Australian Securities Exchange (ASX:MVU). Mr Govindan also provides strategic advice in the Asia Pacific Region for Latona Associates Inc, a private investment and financial advisory firm based in New York, USA. Mr Govindan was also Group President of the Fisher Scientific group of companies in the Asia Pacific Region.

Mr Govindan currently holds directorships in companies such as MedTech Global, a leading healthcare solutions provider in New Zealand and I NUOVI Cosmetics, which is the world's first Asian based professional colour makeup line with a global presence.

## DR ANDRE LAMOTTE – NON-EXECUTIVE DIRECTOR

Dr Lamotte is a Swiss entrepreneur, venture capitalist and experienced company director who has nurtured developing life sciences companies for nearly two decades. Dr Lamotte has a Bachelor of Science Degree from Ecole Centrale Paris, a Master of Science Degree and a Doctor of Science Degree from MIT (Massachusetts Institute of Technology) and a Master of Business Administration Degree from Harvard Business School.

Since 1988 Dr Lamotte has founded or co-founded 18 biotechnology and pharmaceutical companies, 7 medical technology companies and 2 medical service companies. Such companies include Arpida, Axovan, de CODE genetics, Neurex-Creagen, Cryocath, Diatide, ICAgen, Inspire Pharmaceuticals, Laser Vision, Acambis-Oravax, Paion, URRMA, and Vernalis. He also has a track-record of executing spin-offs from large pharmaceutical companies (such as Arpida from Roche, Paion from Schering AG and Targaceipt from RJR).



# BOARD OF DIRECTORS



## MR KARL SCHLOBOHM - NON - EXECUTIVE DIRECTOR

Mr Schlobohm is a Director of Prosperity Advisers, a fully integrated financial services firm. He spent seven years with Ernst & Young and more recently, was a Partner with mid tier accounting firm Grant Thornton with specialist expertise in business planning and facilitation.

Mr Schlobohm is Chairman of Australasian Retail Media Group Limited and Company Secretary of ASX listed Company Linc Energy Limited. He also acts as a Director and/or CFO for a number of private entities.

Mr Schlobohm has a Bachelor of Commerce Degree, Bachelor of Economics Degree, and a Masters of Taxation. He is a Chartered Accountant, Registered Tax Agent and a member of The Australian Institute of Company Directors.

Given Mr Schlobohm's qualifications and experience, he has agreed to take responsibility to overview the financial affairs and financial reporting of the Company as well as acting as the Company Secretary.



## MR ANTHONY LEE VUI HAN (LEE) – NON - EXECUTIVE DIRECTOR

Mr Lee has in excess of 15 years international business experience and has been actively involved in business development/marketing, quality control and cost management.

Mr Lee has a Bachelor of Economics Degree with a Major in Banking & Finance.

Mr Lee is also involved in project management and is responsible for the management, business development, cost control, and growth of Malaysian companies such as UF Engineers Sdn BHD, a Company involved in major public utilities infrastructure such as highways, Onika Quarry Sdn BHD, a Company operating quarries in Tawau and Sempoma and Leeka Holdings Sdn. BHD, a Company invoved with palm oil plantations.

Mr Lee currently holds Directorships in the aforementioned companies.

## MR JONATHAN ZHANG - CHIEF EXECUTIVE OFFICER CHINA AND DIRECTOR

Mr. Zhang who has a Bachelor of Science Degree from Fairleigh Dickinson University, New Jersey, USA is one of the originating founders, of Agenix's Chinese organisations incorporating biopharmaceutical and GMP certified manufacturing operations. He is responsible for all new drug related research and development within the Chinese operations and is also Chief Executive Officer.

Mr Zhang has had previous extensive international pharmaceutical research and development experience in senior management roles for Sandoz, Ethical, Kendle, and Pfizer.



## MR NEIL LEGGETT – CEO AND MANAGING DIRECTOR

Appointed as CEO and Managing Director on 15 December 2005. Mr Leggett has been with Agenix since 1 May 2003, when he commenced as Chief Financial Officer and Company Secretary. He was appointed to the Board on 7 December 2004.

Mr Leggett has a Bachelor of Commerce Degree and a Master of Business Administration Degree. He is a member of the Australian Institute of Company Directors, an Associate Fellow of the Australian Institute of Management, and a Fellow of both the Chartered Institute of Secretaries and Taxation Institute of Australia. Mr Leggett has been a company director for 18 years. Mr Leggett has broad experience as a senior executive and director covering a wide range of industries.



# INTELLECTUAL PROPERTY RIGHTS

PATENT FAMILY: THROMBOVIEW®

General Description: A de-immunised antibody or antibody fragment specific for an epitope on human D-dimer which recognises cross-linked fibrin but not fibrinogen.

Jurisdictions:

| COUNTRY | PATENT NO. | PRIORITY DATE | ISSUE DATE | EXPIRY DATE |
|---|---|---|---|---|
| Singapore | 100592 | 26-Jun-01 | 28-Feb-06 | 26-Jun-22 |
| United States | 7087724 | 26-Jun-01 | 08-Aug-06 | 12-Jan-23 |

PATENT FAMILY: ADEFOVIR DIPIVOXIL

General Description: Crystalized structure synthetic process and application.

Jurisdictions:

| COUNTRY | PATENT NO. | PRIORITY DATE | ISSUE DATE | EXPIRY DATE |
|---|---|---|---|---|
| China | 147148 | 04-Dec-02 | 17-Mar-04 | 03-Dec-22 |
| China | 147146 | 04-Dec-02 | 17-Mar-04 | 03-Dec-22 |
| China | 144533 | 04-Dec-02 | 25-Feb-04 | 03-Dec-22 |

# FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

# AGENIX LIMITED
# FINANCIAL STATEMENTS
## For the year ended 30 June 2007

TABLE OF CONTENTS PAGE

# AGENIX LIMITED
## Directors' Report

Your Directors present their Report on the Company and its controlled entities for the financial year ended 30 June 2007.

**DIRECTORS**

The names and details of the Directors of the Company in office during the year and until the date of this Report are as follows. Directors were in office for the entire period unless otherwise stated.

**Non-Executive Directors:**

**Mr Ravindran ("Ravi") Govindan *LLB (Hons) (Singapore)*** *Age 56*

*Non-Executive Chairman. Appointed 7 December 2004. Previously Executive Chairman appointed 13 June 2000.*

Mr Ravindran Govindan read law at the University of Singapore and practiced as an advocate and solicitor in the supreme court of Singapore. As a serial entrepreneur with more than 27 years of experience as an investor and businessman, he has co-founded diverse business interests in retail, biotech, medical devices, IT and emerging technologies, real estate and manufacturing. Mr Govindan currently holds the position of Chairman of Magnus Energy Group Limited, an established oil and gas Company listed on the Singapore Stock Exchange.

Mr Govindan was the co-founder and founding Chairman and Managing Director of MatrixView Limited, a Company listed on the Australian Stock Exchange (ASX: MVU). He was appointed Director prior to MatrixView listing on the Australian Stock Exchange on 2 August 2004 until he resigned on 23 May 2006. Mr Govindan was also Group President of the Fisher Scientific group of companies in the Asia Pacific Region.

Mr Govindan currently holds Directorships in companies such as MedTech Global, a leading healthcare solutions provider in New Zealand and I NUOVI Cosmetics, which is the world's first Asian based professional colour makeup line with a global presence. Mr Govindan also provides strategic advice in the Asia Pacific Region for Latona Associates Inc, a private investment and financial advisory firm based in New York, USA.

**Mr Anthony Lee Vui Han (Lee) *BEcon.*** *Age 38*

*Non-Executive Director. Appointed 27 August 2007.*

Mr Lee has a Bachelor of Economics Degree with a Major in Banking & Finance.

Mr Lee has in excess of 15 years international business experience and has been actively involved in business development/marketing, quality control and cost management.

Mr Lee is also involved in project management and is responsible for the management, business development, cost control, and growth of Malaysian companies such as UF Engineers Sdn BHD, a Company involved in major public utilities infrastructure such as highways, Onika Quarry Sdn BHD, a Company operating quarries in Tawau and Semporna and Leeka Holdings Sdn. BHD, a Company involved with palm oil plantations.

Mr Lee currently holds Directorships in the aforementioned companies.

**Dr Andre Lamotte *BSc, M.S., Sc.D (MIT), MBA (Harvard)*** *Age 58*

*Non-Executive Director. Appointed 28 September 2005.*

Dr Lamotte is a Switzerland-based entrepreneur, venture capitalist and experienced Company Director who has nurtured developing life sciences companies for nearly two decades.

Dr Lamotte has a Bachelor of Science Degree from Ecole Centrale Paris, a Master of Science Degree and a Doctor of Science Degree from MIT (Massachusetts Institute of Technology) and a Master of Business Administration Degree from Harvard Business School.

Since 1988 Dr Lamotte has founded or co-founded 18 biotechnology and pharmaceutical companies, 7 medical technology companies and 2 medical service companies. Such companies include Inspire Pharmaceuticals, Diatide, ICAgen, Oravax, Cryocath, Vernalis, Ontogeny, Neurex -Creagen, Axovan and Laser Vision. He also has a track record of executing spin-offs from large pharmaceutical companies (such as Arpida from Roche, Paion from Schering AG and Targaceipt from RJR).

**Mr Karl Schlobohm** ***B.Com, B.Ecom, M.Tax*****, CA, MAICD** ***Chairman of the Audit Committee*** *Age 39*

*Non-Executive Director. Appointed 20 November 2006.*

Mr Schlobohm has a Bachelor of Commerce Degree, Bachelor of Economics Degree, and a Masters of Taxation. He is a Chartered Accountant, Registered Tax Agent and a member of The Australian Institute of Company Directors.

Given Mr Schlobohm's qualifications and experience, he has agreed to take responsibility to overview the financial affairs and financial reporting of the Company.

Mr Schlobohm is a Director of Prosperity Advisers, a fully integrated financial services firm. He spent seven years with Ernst & Young and more recently, was a Partner with mid tier accounting firm Grant Thornton with special expertise in business planning and facilitation. Mr Schlobohm has guided a number of start up enterprises through to commercial success.

Mr Schlobohm is Chairman of Australasian Retail Media Group Limited and Company Secretary of ASX listed Company Linc Energy Limited. He also acts as a Director and/or CFO for a number of private entities.

**Executive Directors:**

**Mr Neil Leggett** ***B.Com, MBA*****, CA, FCIS, FTIA, AFAIM, MAICD** *Age 52*

*Chief Executive Officer and Managing Director. Appointed 15 December 2005. Previously Finance Director appointed 7 December 2004, Chief Financial Officer appointed 1 May 2003 (promoted out of this position 15 December 2005) and Company Secretary appointed 8 May 2003 (resigned as Company Secretary 15 December 2005).*

Mr Leggett has a Bachelor of Commerce Degree and a Master of Business Administration Degree. He is a member of the Australian Institute of Company Directors, an Associate Fellow of the Australian Institute of Management, and a Fellow of both the Chartered Institute of Secretaries and Taxation Institute of Australia. Mr Leggett worked in chartered accountancy for 17 years and has 18 years of commercial experience.

Prior to this position he has held senior corporate financial positions including Chief Financial Officer and Company Secretarial roles at Orrcon Limited, A. Goninan and Sons Limited and Grow Force Australia Limited. He has been a chartered accountant for 27 years.

Mr Leggett was a Non-Executive Director of the ASX listed public Company MatrixView Limited. He was appointed 23 November 2004 and he resigned 18 August 2006.

**Mr Zheng (Jonathan) Zhang** ***B.Sc*** *Age 34*

Chief Executive Officer of the recently acquired Chinese operations and appointed as a Director of the Company on 27 August 2007.

Mr Zhang has a Bachelor of Science Degree from Fairleigh Dickson University, New Jersey, USA.

Mr Zhang is one of the originating founders, of Agenix' Chinese operations incorporating biopharmaceutical and GMP certified manufacturing operations and is responsible for all new drug related research and development within the Chinese operations.

Mr Zhang has also had previous extensive international pharmaceutical research and development experience in senior management roles for Sandoz, Ethical, Kendle, and Pfizer.

**Directors not in office at date of report:**

**Mr Myles Davey** ***BSc (UK), MA (UK)*** *Age 60*
*Non-Executive Director. Appointed 8 May 2003. Chairman of the Remuneration Committee. Resigned 20 November 2006.*

Mr Davey has had an involvement in the medical diagnostics industry since 1972, working predominantly in marketing and general management, including with Abbott's Laboratories.

**Mr FF Wong (Wong Fong Fui)** ***B Eng (Chem)*** *Age 63*
*Non-Executive Director. Appointed 11 August 2000. Resigned 12 December 2006.*

Mr Wong is the Chairman and CEO of Boustead Singapore Ltd, a public company listed on the Singapore Stock Exchange. He also holds Directorships in many other companies in Singapore, Malaysia and Indonesia.

**Directors not in office at date of report (continued):**

**Mr Gim-Choon Ang** ***B.Arts*** *Age 58*

*Non-Executive Director. Appointed 12 December 2006. Member of the Audit Committee. Resigned 31 August 2007.*

Mr Ang has a Bachelors Degree in Arts, majoring in Economics and Statistics from the University of Singapore.

Mr Ang has 25 years experience in the banking industry mostly within wholesale and merchant banking.

**Company Secretary:**

**Mr Karl Schlobohm** ***B.Com, B.Econ, M.Tax,*** **CA, MAICD**

*Appointed 15 December 2005, as Joint Company Secretary. Appointed sole Company Secretary 13 July 2007.*

### INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY AND RELATED BODIES CORPORATE

As at the date of this Report the interests of the Directors in the shares and options of the Company were:

| | Listed securities | | Non-listed securities | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Ordinary Shares | $0.30 Options Expiring 30/06/2011 | Options Expiring 20/07/2007 | Options Expiring 17/04/2009 | Options Expiring 21/07/09 | Options Expiring 21/07/2010 | Options Expiring 18/11/2010 | Options Expiring 15/12/2011 | Options Expiring 21/07/2012 | Options Expiring 17/04/2013 | Options Expiring 21/07/2013 |
| R. Govindan | 6,786,946 | 439,130 | 300,000 | - | - | - | - | - | - | - | - |
| Dr A. Lamotte | - | - | - | - | - | - | - | - | - | - | - |
| K. Schlobohm | 123,750 | 5,250 | - | - | - | - | - | - | - | - | - |
| A. Lee | 4,375,000 | 291,666 | - | - | - | - | - | - | - | - | - |
| N. Leggett | 2,000,000 | 238,333 | - | - | 175,000 | 250,000 | 1,250,000 | 4,000,000 | 500,000 | - | 500,000 |
| J. Zhang | 33,868,520* | - | - | 900,000 | - | - | - | - | - | 15,000,000 * | 400,000 |

* 33,868,520 ordinary shares and 15,000,000 options held by J. Zhang were issued to W&Z Holdings Ltd, a company jointly owned by J. Zhang and R. Wang

### LOSS PER SHARE

| | Cents |
|---|---|
| Basic and diluted earnings (loss) per share | (2.1) |

### DIVIDENDS PAID AND PROPOSED

No dividend has been paid or proposed by the Company in relation to the year ended 30 June 2007 (2006: $nil).

### CORPORATE INFORMATION

Agenix Limited is a Company limited by shares that is incorporated and domiciled in Australia. Agenix is listed on the Australian Securities Exchange (Code: AGX).

**Principal Activities**

The principal activities of the Consolidated Entity during the financial year were:

- Continued development of monoclonal antibody-based project ThromboView®
- Continued sourcing of synergistic opportunities, the first of which culminated in the acquisition in China, covered in detail in Note 24 of this Report.

**Employees**

- The Consolidated Entity employed 126 employees as at 30 June 2007 (2006: 57 employees). The increase is due to 72 employees from the Chinese acquisition effective 5 June 2007.

## OPERATIONAL AND FINANCIAL REVIEW

### 1. Operational Highlights

The main highlights of operations during the year were:

- The announcement on 10 August 2006 of the granting of patents for our ThromboView® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of the collaboration with ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of PET-labelled ThromboView® product. PET (Positron Emission Tomography) is an imaging technique which has the potential to be used to create a product to image arterial-based clots.
- Agenix appointed a world class Scientific Advisory Board. The five member team includes world-renowned experts in monoclonal antibody discovery and development.
- The signing in November 2006, of an agreement with US based Company, American Diagnostica Inc (ADI), to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products for $3.5 million.
- The announcement on 26 October 2006 of the ThromboView® presentation at the CHEST 2006 Scientific Congress in Salt Lake City, Utah, US, winning the prestigious Best Poster Award.
- The announcement on 1 February 2007 that the agreement with ADI had gone unconditional and settlement would occur on 28 February 2007.
- The announcement on 13 February 2007 that the final ThromboView® Phase II DVT Report confirmed the product's strong efficacy, which had been reported at the interim analysis.
- The announcement on 14 February 2007 of the acquisition of the business interests of a Chinese bio-pharmaceutical operation which has a pipeline of products in development, for RMB100 million (A$16.5 million), made up of RMB49 million (A$8.1 million) in cash and up to RMB51 million (A$8.4 million) in the form of Agenix shares over the next two years if performance milestones are achieved.
- The announcement on 5 March 2007 of the signing of an agreement to sell the assets related to the Simplify and SimpliRED point-of-care range of Human Health D-dimer diagnostic products to BBI Holdings Plc (BBI) of Cardiff, UK for $3.9 million.
- The announcement on 28 March 2007 of a share placement which raised $3.1 million at $0.11 per share net of costs.
- The announcement on 16 April 2007 of a 1:4 rights issue at $0.11 per share which raised $6.17 million net of costs.
- Extraordinary General Meeting of shareholders on 17 April 2007, where shareholders overwhelmingly voted in favour of the SHRG acquisition.
- The announcement on 6 June 2007 advising of the settlement of the SHRG acquisition.

### 2. Financial Overview

#### (a) Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd Acquisition

On 14 February 2007 Agenix announced the agreement for the acquisition of two related private companies established in the People's Republic of China (PRC). Agenix, through its wholly owned subsidiary (WOFE) Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd, acquired all of the business assets and liabilities of Shanghai Rui Guang Bio-Pharma Development Co., Limited (SHRG), together with an option to acquire 100% of the shares of SHRG (for no further consideration). At the date of acquisition SHRG had a 55% shareholding interest in a Shanghai based pesticide Company, which was not included in the acquisition. SHRG is engaged in the development of a pipeline of anti-viral drugs. Under the agreement, Agenix also acquired 96% of the shares in Shanghai Yi Sheng Yuan Pharmaceuticals Co., Limited (YSY), which will manufacture drugs developed by SHRG and other parties.

The most developed product in SHRG's product pipeline is an anti-hepatitis B virus drug called YouHeDing, which is expected to receive approval for market from the State Food & Drug Administration of the People's Republic of China in the last quarter of the 2007 calendar year.

SHRG also has further pre-clinical products that are in the process of being developed within its product pipeline, including a next generation anti-hepatitis B virus drug which will be complementary to YouHeDing in the market, as well as separate drugs showing efficacy against HIV, colon cancer and liver cancer.

More information about this acquisition can be found in Note 24 of this Report – "Business Combinations".

#### (b) Discontinued / Continuing Operations

In line with its previously announced strategic direction, Agenix has sold its non-core Animal Health and Human Health businesses. Agenix will continue to develop a broad pipeline of monoclonal antibody-based products, of which ThromboView® is the first. The non-core businesses are described as "Discontinued Operations" under accounting standards. At the time of this Report, Agenix is still manufacturing product under a supply-only arrangement for the purchaser of the Human Health business. That arrangement is anticipated to end on 28 February 2008. "Continuing Operations" currently encompasses the Company's ThromboView® project, its interest in its Chinese drug development and pharmaceutical manufacturing operations, and its Australian corporate overheads.

## 2. Financial Overview (continued)

**(c) Financial result**

The loss after tax of ($4,778,000) was higher than the prior year's loss of ($3,721,000), although considerably lower than the losses in 2005 and 2004 attributable to members of Agenix.

The major contributors to the loss this year were:

| | $ 000 |
|---|---|
| Gross profit from continuing operations | 1,048 |
| Occupancy and administrative expenses | (5,318) |
| Research and development expenses - ThromboView ® | (5,304) |
| Operating profit from discontinued operations | 5,667 |
| Profit on the disposal of discontinued operations | 1,256 |
| Finance costs | (1,378) |
| | (4,029) |
| Other items | (749) |
| Total loss | (4,778) |
| Attributable to minority interest | (5) |
| Attributable to members of Agenix | (4,773) |

**(d) Loss per share**

The basic and diluted loss per share increased 5% to (2.1) cents per share compared to (2.0) cents per share in the prior period.

**(e) Revenue**

| | Consolidated results | |
|---|---|---|
| **Revenue** [1] | **30-Jun 2007 $ 000** | **30-Jun 2006 $ 000** |
| Sales | | |
| Agen - Human Health | 8,506 | 12,468 |
| Agen - Animal Health | 171 | 4,131 |
| Molecular biology | 95 | 248 |
| | **8,772** | **16,847** |
| Agen-Revenue from royalties and licences | - | 448 |
| Clinical trial revenue | 194 | 234 |
| Contract development revenue | 47 | 78 |
| Agen-Rental revenue | - | 44 |
| Finance revenue | 762 | 273 |
| **Total Revenue** | **9,775** | **17,924** |

*Note:*

[1] *Revenue for Agen will be disclosed under discontinued operations for statutory purposes.*

- Total revenue is disclosed in the attached accounts as:

| | 2007 $ 000 | 2006 $ 000 |
|---|---|---|
| Continuing operations | 1,098 | 833 |
| Discontinuing operations | 8,677 | 17,091 |
| | 9,775 | 17,924 |

- Agen sales revenue declined due to the disposal of the non core Animal Health and Human Health businesses.

2. **Financial Overview (continued)**

**(f) Expenditure**

*(i) Research and Development*

| Research and development | Consolidated results 30-Jun 2007 $ 000 | 30-Jun 2006 $ 000 |
|---|---|---|
| *Continuing operations* | | |
| ThromboView ® project | 5,152 | 10,187 |
| Other | 152 | 211 |
| | 5,304 | 10,398 |
| *Discontinued operations:* | | |
| Animal and Human Health | - | 521 |
| **Total research and development** | **5,304** | **10,919** |

- ThromboView® expenditure decreased 49.4% over last year, due to lower clinical trial and product manufacturing costs.
- The first patient for the Phase II PE study was recruited on 21 September 2007.

*(ii) Salaries & Wages*

| Employee expenses | Consolidated results 30-Jun 2007 $ 000 | 30-Jun 2006 $ 000 |
|---|---|---|
| *Continuing operations* | | |
| Salaries and wages (including on costs) | 2,229 | 2,330 |
| Share based Payments | 230 | 469 |
| Corporate restructure - redundancies | 62 | 38 |
| Executive termination payments | 78 | 662 |
| Write-back of executive share-based payments expense | - | (215) |
| | **2,599** | **3,284** |
| *Discontinued* | | |
| Salaries and wages (including on costs) | 1,946 | 3,689 |
| Share based payments expense / (write-back) | 97 | (186) |
| Corporate restructure - redundancies | 306 | 272 |
| | **2,349** | **3,775** |
| **Total employee expenses** | **4,948** | **7,059** |

- Employee numbers on 30 June 2007 were 126 compared to 57 as at 30 June 2006. The increase is due to 72 employees from the Chinese acquisition effective 5 June 2007.
- Agenix Group employee expenses decreased by 30% in the year ended 30 June 2007 compared to the year ended 30 June 2006.

**(g) Distribution to shareholders**

*Dividends*

The Company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The Company does not anticipate that it will be paying a dividend in the year ended 30 June 2008.

**(h) Balance Sheet**

Total equity at 30 June 2007 was $19,752,000, which was an increase of $5,541,000 over the prior year due to the receipt of new share capital of $9,278,000 (net of costs), and an increase in the share option reserve of $1,126,000 which was offset against the operating loss incurred this financial year of $4,778,000.

Assets exceed Liabilities at 30 June 2007 by a ratio of 3.48 : 1 (2006: 2.5 : 1).

**2. Financial Overview (continued)**

**(i) Share issue**

**(i) Capital Raising**

***Share Placement Announced 28 March 2007***

On 28 March 2007 Agenix announced the successful placement to institutional and sophisticated investors in Australia and Asia of 31,889,000 shares at $0.11 per share to raise $3.1 million (net of costs).

***Rights Issue Announced 16 April 2007 (1:4 basis)***

On 16 April 2007 Agenix announced a fully underwritten 1 for 4 rights issue to raise $6.17 million (net of costs) through the issue of 61,121,205 new shares and 20,373,735 attaching options. The issue offered 1 new share for every 4 shares held, at a subscription price of $0.11 per share, together with one attached new listed option exercisable at $0.30 for every 3 new shares subscribed for. The attached options can be exercised at any time up until 30 June 2011.

**(ii) Shares and Options Issued in Relation to the SHRG Acquisition**

***SHRG Completion Shares and Options***

Following the settlement of the SHRG acquisition, and in accordance with the Acquisition Agreement, Agenix issued the following securities on 6 June 2007:

- 33,868,520 shares at $0.16 each to the Chinese vendor shareholders, fully financed by a non-cash, non-recourse loan from Agenix at 8% interest per annum. The shares are subject to the following escrow conditions: 50% to 17 April 2008, 30% to 17 April 2009 and 20% to 17 April 2010; and

- 15 million options over unissued Agenix shares. The options are in five (5) tranches of 3 million, vest on 17 April 2010, expire on 17 April 2013 and have exercise prices ranging from $0.30 for the first tranche and increasing in $0.10 increments to $0.70 for the final tranche.

***SHRG Milestone Options***

Upon achieving certain performance criteria, milestone options approved for issue under the SHRG acquisition agreement, entitle the SHRG vendor shareholders to be issued Agenix shares up to a total value of RMB 51 million (A$7.6million). Refer to Note 21 and Note 24.

**(iii) Employee Options**

During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

**Issue of Employee Options under Employee Option Plan**

The Company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the Directors. The exercise price under the plan rules is to be the average closing price of Agenix Limited fully paid ordinary shares for the 20 trading days prior to each 21 July, or as otherwise determined by the Directors. Refer to note 16 for details on options granted during the year and outstanding at 30th June 2007. Subsequent to the end of the year, the following options were granted:

**(a)** Effective 21 July 2007 2,600,000 options were issued to employees pursuant to the Company's annual option grant policy. These options have a vesting period of 2 years, an exercise price of $0.24 and expire on 21st July 2013. As part of remuneration for additional duties performed for the Company, the Company intends to issue 125,000 options to Mr Karl Schlobohm (a Non-executive Director) on the same terms and conditions as outlined, but subject to shareholder approval.

**(b)** Also effective 21 July 2007 the Board of Directors issued 2,880,000 "short-term" options to employees as a "one-off" exercise to provide incentive to Company management due to the significant difference between the historical option prices and the recent share price performance. These options were issued with an exercise price of $0.24, vest immediately, and expire after 24 months. The Company also intends to issue 3,120,000 options to Mr Neil Leggett (CEO and Managing Director) on the same terms and conditions as outlined, but subject to shareholder approval.

**2. Financial Overview (continued)**

**(iv) Lapsing of Employee Options**

As a result of employees ceasing employment with Agenix 2,152,500 employee options were forfeited during the year.

**(j) Statement of Cash Flows**

**(i) Cash on hand**

| | $ 000 |
|---|---|
| Cash on hand 30 June 2006 | 8,743 |
| Outflow relating to Thromboview ® | (4,454) |
| | (4,454) |
| Other operating cashflows | (6,126) |
| | (10,580) |
| Capital expenditure | (27) |
| Payment for the Agenix (Shanghai) Bio-pharm acquistion | (9,009) |
| Proceeds from sale of property, plant and equipment | 5,563 |
| Proceeds from the sale of discontinued operations (net of costs of sale) | 4,649 |
| Proceeds from sale of Industrial Biosystems Pty Ltd | 165 |
| | 1,341 |
| Repayment of borrowings | (5,000) |
| Proceeds from issue of shares from capital raisings (net of costs) | 9,278 |
| Loans to other entities | - |
| Cash on hand 30 June 2007 | 3,782 |

**RISK MANAGEMENT**

A structured approach is taken towards risk management. These risks include foreign currency, credit, liquidity, compliance and operational risk. Management is responsible for implementing risk management strategies and reporting back to the Board or Audit Committee, as appropriate.

The Managing Director and Finance Director have provided a declaration to the Board that the Company's Financial Statements and Reports that:

1) The Company's financial records have been properly maintained for the relevant financial period.
2) The Company's financial reports are complete, present and true and fair view in all material respects.
3) The above statements are based on a sound system of risk management and internal compliance and control, which in all material respects, complies with the policies of the Audit Committee.

The Company, for all of its operating entities, has centralised financial control and policy. This ensures consistency of application throughout the Group. For the purpose of ensuring financial integrity from our Chinese operations, the Company has engaged professional Asian-based advisors.

**Foreign currency risk**

The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the Group's measurement currency. The Group manages this through the use of US dollar bank accounts as well as forward exchange contracts designed to hedge specified amounts for foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the Group against unfavourable exchange rate movements for both contracted and anticipated future sales and purchases undertaken in foreign currencies.

**2. Financial Overview (continued)**

**Credit risk exposure**
The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Since the Group trades with recognised third parties, there is no requirement for collateral.

Credit risk in trade receivables is managed in the following ways:

- payment terms are 30 days for domestic customers and 60 days for international customers; and
- a risk assessment process is used for customers with balances over $25,000.

**Liquidity risk**
The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profile of financial assets and liabilities.

**Operational risk**
Operational risk is the risk of non-compliance with internal guidelines and policies which may result in a loss in either a financial or reputational sense.

The Group has stringent Quality Assurance controls in its operations and has a regular management review process to ensure compliance. Deviation from accepted parameters are reported to the Board.

## STATEMENT OF COMPLIANCE

This Report is based on the guidelines in The Group of 100 Incorporated publication *Guide to the Review of Operations and Financial Condition.*

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

### Establishment of Operations in China

On 5 June 2007, Agenix established operations in China, via the acquisition of two related private companies. Agenix, through its wholly owned subsidiary Agenix Bio-Pharmaceutical (Shanghai) Co. Ltd, acquired all of the business assets and liabilities of Shanghai Rui Guang Bio-Pharma Development Co. Limited (SHRG), together with an option to acquire 100% of the shares of SHRG (for no further consideration). At the date of acquisition SHRG held a 55% shareholding interest in a Shanghai based pesticide Company, which was not included in the acquisition. SHRG is engaged in the development of a pipeline of anti-viral drugs. Under the agreement, Agenix also acquired 96% of the shares in Shanghai Yi Sheng Yuan Pharmaceuticals Co. Limited (YSY), which will manufacture drugs developed by SHRG and other parties. Refer to note 24 for further details.

### Discontinuance of Human Health business

The Company successfully disposed of its Human Health business during the year. The disposal was in line with the Company's long-term focus and strategy, and which was noted in the 30 June 2006 Annual Report as a business held for sale. Refer to note 6 for further details.

## SIGNIFICANT EVENTS AFTER BALANCE DATE

Under announcements made on the 6th and the 16th of August 2007, the Company raised $7,150,000 (before costs) for the issue of 44,687,500 shares at $0.16 each. This capital raising was undertaken in line with shareholder approval at a meeting of shareholders convened on 17 April 2007, and predominantly provided working capital for the drug development pipeline of the Company's Chinese operations.

## FUTURE FINANCIAL PROSPECTS

Following its previously announced strategy, the Company has successfully divested itself of its non-core businesses and assets, allowing it to focus on:

(i) the further development of its existing ThromboView® technology, and
(ii) the further expansion of its product development pipeline, including via acquisition.

The Company continues to be involved in discussions with a number of parties with regard to a partnering deal for the further development and ultimate commercialisation of ThromboView®. Critical to this on-going process is the conduct of Phase II Pulmonary Embolism trials in Northern America. At the time of this Report, the Company is in the midst of conducting this important trial across seven (7) sites in the USA and Canada.

2. **Financial Overview (continued)**

**FUTURE FINANCIAL PROSPECTS (continued)**

The Company expects SHRG to receive approval for the sale of its first drug, YouHeDing, within the Chinese domestic market in the fourth quarter of 2007. This important step is expected to herald the commencement of significant revenues from sales of the anti-hepatitis B drug. Importantly, part of the cash flows expected to be generated from YouHeDing will be utilised in the further development of the SHRG drug development pipeline, which includes a next generation anti-hepatitis B drug which will be complimentary to YouHeDing in the Chinese market, and drugs showing efficacy against HIV, colon cancer, and liver cancer.

**ENVIRONMENTAL REGULATION AND PERFORMANCE**

The Consolidated Entity holds any necessary licences issued by the relevant environmental protection authorities. These licences specify limits and regulate the management of discharges to the air and storm water run-off associated with the production processes and storage of any hazardous materials.

There have been no significant known breaches of the Consolidated Entity's licence conditions.

**SHARE OPTIONS**

**Unissued ordinary shares**
At the date of this Report, there were the following options which could be exercised into ordinary shares under the employee option plan:

**(b) Options held at the end of the reporting period:**
The following table summarises information about options held by employees as at 30 June 2007:

| Number of options | Grant date | Vesting date | Expiry date | WAEP $ |
|---|---|---|---|---|
| 1,014,200 | 20 July 2001 | 19 July 2003 | 20 July 2007 | 0.3228 |
| 457,500 | 14 March 2003 | 25 July 2004 | 25 July 2008 | 0.3328 |
| 842,500 | 6 October 2003 | 21 July 2005 | 21 July 2009 | 0.4128 |
| 945,750 | 21 September 2004 | 21 July 2006 | 21 July 2010 | 0.6728 |
| 1,250,000 | 18 November 2004 | 18 November 2006 | 18 November 2010 | 0.5428 |
| 1,328,250 | 31 August 2005 | 21 July 2007 | 21 July 2011 | 0.2928 |
| 1,470,000 | 31 August 2006 | 21 July 2008 | 21 July 2012 | 0.2200 |
| 500,000 | 21 November 2006 | 21 July 2008 | 21 July 2012 | 0.2500 |
| 3,000,000 | 21 November 2006 | 15 December 2007 | 15 December 2011 | 0.5300 |
| 1,000,000 | 21 November 2006 | 15 December 2008 | 15 December 2011 | 0.5300 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.3000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.4000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.5000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.6000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.7000 |
| 26,808,200 | | | | |

^ Weighted average exercise price (WAEP)

Effective 21 July 2007 2,600,000 unlisted options were granted to employees under the Employee Option Plan with an exercise price of $0.24, expiring 21 July 2013. A further 2,880,000 unlisted options were granted to key executives vesting immediately with an exercise price of $0.24, expiring on 21 July 2009.

Subject to shareholder approval, the Directors have approved the issuance of 3,120,000 options to Neil Leggett and 125,000 options to Karl Schlobohm with an exercise price of $0.24, vesting immediately and expiring in two years.

At 30 June 2007, there were the following unissued options which could be exercised into ordinary shares, which have been granted to external consultants of the Company:

| Number of options | Grant date | Vesting date | Expiry date | WAEP $ |
|---|---|---|---|---|
| 250,000 | 27 December 2002 | 22 September 2004 | 22 September 2009 | 0.4000 |
| 200,000 | 1 January 2006 | 1 January 2006 | 1 January 2012 | 0.4000 |
| 450,000 | | | | |

Options cannot be transferred and are not quoted on the Australian Securities Exchange. Option holders do not participate in any share issue or interest issue of the Company or any other body corporate. They have no voting powers.

**Shares issued as a result of the exercise of options**
During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

### INDEMNIFICATION AND INSURANCE FOR DIRECTORS AND OFFICERS

During the year, the Consolidated Entity has paid premiums in respect of a contract insuring all of the Directors and executive officers of the Consolidated Entity against a liability incurred in their role as Directors and officers of the Consolidated Entity, except where:

(a) The liability arises out of conduct involving a wilful breach of duty; or
(b) There has been a contravention of Sections 182 or 183 of the Corporations Act 2001.

The Company paid a premium in respect of a contract insuring Directors, secretaries and executive officers in respect of certain liabilities. The insurance contract contains a confidentiality condition, which prohibits disclosure of the nature of the liabilities insured or the premium paid.

### REMUNERATION REPORT (AUDITED)

This Remuneration Report outlines the remuneration arrangements in place for Directors and executives of Agenix Limited (the Company).

**Remuneration philosophy**

The performance of the Company depends upon the quality of its Directors, executives and staff. To prosper, the Company must attract, motivate and retain highly-skilled Directors and executives.

To this end, the Company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Allocate a significant portion of executive remuneration as 'at risk', dependent upon meeting pre-determined performance benchmarks
- Establish appropriate, demanding performance hurdles in relation to variable executive remuneration.

**Remuneration Committee**

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

**Remuneration structure**

In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.

**Non-Executive Director remuneration**

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Non-Executive Director remuneration is determined within the aggregate Directors fee pool, which is periodically recommended for approval by shareholders. The latest determination was at an Extraordinary General Meeting held on 17 April 2007 when shareholders approved an aggregate remuneration of $500,000 per annum. The actual amount paid during the financial year ended 30 June 2007 was $328,043 (2006: $319,273).

Each Director receives a fee for being a Director of the Company. No additional fees are paid for Board committee membership. Should a Director be requested by the Chairman to undertake review work additional to normal Board and Board committee work, the Director receives additional fees based on commercial hourly rates. However the additional fees will not result in the aggregate amount of Directors' fees approved by shareholders being exceeded.

Non-Executive Directors have long been encouraged by the Board to hold shares in the Company (purchased by the Director on market). Shareholdings of Directors are disclosed within this Report.

The remuneration of Non-Executive Directors for the period ending 30 June 2007 is detailed in Table 1 of this Report.

**REMUNERATION REPORT (continued)**

**Senior Manager and Executive Director remuneration**

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

- reward executives for Company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the Company; and
- ensure total remuneration is competitive by market standards.

In determining the level and make-up of executive remuneration, the Remuneration Committee benchmarks remuneration packages with comparable organisations.

It is the Remuneration Committee's policy that employment contracts are entered into for all senior executives. Details of the contracts for the Chief Executive Officer ("CEO"), the Director Research and Product Development, the Director Clinical and Commercial Programs and the Operations Manager are provided within this Report.

Remuneration consists of the following key elements:

- Fixed Remuneration
- Variable Remuneration
  - Short Term Incentive ('STI'); and
  - Long Term Incentive ('LTI').

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) is established for each senior executive by the Remuneration Committee and for other employees by the CEO. Table 2 of this Remuneration Report details the fixed and variable components percentage of the senior executives of the Company.

**Fixed remuneration**

The level of fixed remuneration is set so as to provide a base level of remuneration, which is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of Companywide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices.

Senior executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as motor vehicles and additional superannuation, which is provided by salary sacrifice. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

The fixed remuneration component of the senior executives is detailed in Table 2 of this Remuneration Report.

**Variable remuneration – Short Term Incentive (STI)**

The objective of the STI program is to link the achievement of the Company's operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the senior manager to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.

Actual STI payments granted to each senior manager depend on the extent to which specific operating targets, set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution of net profit after tax, customer service and product management.

The aggregate of annual STI payments available for senior executives within the Company is subject to the approval of the Remuneration Committee. Payments made are usually delivered as a cash bonus or as a superannuation contribution.

**REMUNERATION REPORT (continued)**

**Senior Manager and Executive Director remuneration (continued)**

**Variable pay – Long Term Incentive (LTI)**

The LTI plan aims to reward executives in a manner, which aligns this element of remuneration with the creation of shareholder wealth.

As such LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the Company's performance against the relevant long-term performance hurdle.

LTI grants to executives are delivered in the form of options.

All options issued under the employee option plan, including executive options, have a two year vesting period. If an executive ceases employment with the Company prior to the options vesting, then those options are forfeited. Vested options are forfeited if they are not exercised within one month upon an executive ceasing employment with the Company, or six months in special circumstances as deemed appropriate by Board of Directors.

**Remuneration, Company performance and shareholder wealth**

The development of remuneration policies and structures are considered in relation to the effect on Company performance and shareholder wealth. They are designed by the Board to align Director and executive behaviours with improving Company performance and ultimately, shareholder wealth.

The generally improving trend in the Company's financial performance over the recent past reflects the rationalisation and refocussing of the Company's direction. The Directors expect this trend to continue into the future, with the Company moving into profits by virtue of its activities in China. In addition, while the Company's share price has improved during the financial year it remains below the average price for the last few years. The table below sets out the Company's share price at the end of each of the last five financial years, together with the Earnings Per Share for the same period.

| Financial year ended | Closing Share Price (cents) | Earnings per share (cents) |
|---|---|---|
| 30 June 2003 | 39.00 | (0.53) |
| 30 June 2004 | 66.00 | (9.21) |
| 30 June 2005 | 28.29 | (8.70) |
| 30 June 2006 | 16.00 | (2.00) |
| 30 June 2007 | 27.00 | (2.40) |

**REMUNERATION REPORT (continued)**

**Fixed-term employment contracts**

The Chief Executive Officer and Managing Director, **Mr Neil Leggett**, is employed under contract. The current employment contract is a 3 year contract that commenced on 15 December 2005 and terminates on 15 December 2008. The Company may commence negotiations to enter into a new employment contract with Mr Leggett at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Mr Leggett is paid fixed compensation of $310,000p.a. and is entitled to short -term and long-term incentives.

- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Remuneration Committee. The criteria include both operational and share price performance milestones.

- The Company or Mr Leggett may terminate this contract by giving 6 months' written notice at any time on or after that date which is 6 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the Board of Directors.

- The Company may terminate this employment agreement by making a one-off lump sum payment of:
  - (i) An amount equal to twelve months' fixed remuneration plus the amount which represents the average annual percentage of the short term incentive plan (STI) paid over the previous three years, or the duration of employment if such is less than three years; and
  - (ii) Pay any amount to which Mr Leggett is entitled in lieu of unused annual leave or long service leave, as at the termination date; and
  - (iii) An amount equal to the Black-Scholes valuation of the unexercised options issued to Mr Leggett as a Director at the termination date, and
  - (iv) The difference between the lease payout and the trade-in value of the vehicle normally driven by Mr Leggett.

- The Company may terminate the contract if serious misconduct has occurred. Where termination with cause occurs, Mr Leggett is only entitled to that portion of remuneration that is fixed and any amount to which the employee is entitled in lieu of unused annual leave or long service leave, and only up to the date of termination. On termination with cause, any unvested options will be immediately be forfeited.

The Director Research and Product Development, **Dr Michael Gerometta**, is employed under contract. The current employment contract is a 2 year contract commencing on 1 April, 2006 and terminating on 31 March 2008. The Company may commence negotiations to enter into a new employment contract with Dr Gerometta at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Dr Gerometta is paid a fixed remuneration of $171,675 p.a. and is entitled to short-term and long-term incentives.

- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestones.

- The Company or Dr Gerometta may terminate this contract by giving 3 months' written notice at any time on or after that date which is 3 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the Board of Directors.

- The Company may terminate this employment contract by making a one-off lump sum payment of:
  - (i) An amount equal to six months' Fixed Remuneration.
  - (ii) Pay any amount to which Dr Gerometta is entitled in lieu of unused annual leave or long service leave, as at the termination date.

- The Company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any amount to which the employee is entitled in lieu of annual leave or long service leave. On termination without notice by the Company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the Board of Directors.

# AGENIX LIMITED
# Directors' Report continued

**REMUNERATION REPORT (continued)**

**Fixed term employment contracts (continued)**

The Director Clinical and Commercial Programs, **Ms Helen Roberts**, was employed under contract. The employment contract was a 2 year contract commencing on 1 April, 2006 and terminating on 31 March, 2008. **Ms Roberts ceased employment on 13 July 2007.**

The terms of the contract were:

- Ms Roberts was paid a fixed remuneration of $163,500 p.a. and was entitled to short-term and long-term incentives.

- The amount of incentive paid was based on the achievement of annual performance criteria, which were set and evaluated by the Managing Director. The criteria included operational milestones.

- The Company or Ms Roberts could have terminated this contract by giving 3 months' written notice given at any time on or after that date which was 3 months prior to the end of the term of the contract. Any vested options would be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the Board of Directors.

- The Company could have terminated this employment contract by making a one-off lump sum payment of:
  (i) An amount equal to six months' Fixed Remuneration.
  (ii) Paying any amount of entitlements in lieu of unused annual leave or long service leave, as at the termination date.

- The Company was able to terminate the contract without notice if serious misconduct occurred. Where termination with cause occurred, the employee would only have been entitled to any remuneration as at termination date and any amount to which the employee is entitled in lieu of annual leave or long service leave. On termination without notice by the Company, any unvested options would be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the Board of Directors.

The Operations Manager, **Mr Mark McArthur**, is employed under contract. The current employment contract is a 2 year contract commencing on 1 April, 2006 and terminating on 31 March, 2008. The Company may commence negotiations to enter into a new employment contract with Mr McArthur at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Mr McArthur is paid a fixed remuneration of $148,785 p.a. and is entitled to short-term and long-term incentives.

- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestones.

- The Company or Mr McArthur may terminate this contract by giving 3 months' written notice given at any time on or after that date which is 3 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the Board of Directors.

- The Company may terminate this employment contract by making a one-off lump sum payment of:
  (i) An amount equal to six months' Fixed Remuneration.
  (ii) Pay any amount to which Mr McArthur is entitled in lieu of unused annual leave or long service leave, as at the termination date.

- The Company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any amount to which the employee is entitled in lieu of annual leave or long service leave. On termination without notice by the Company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the Board of Directors.

**REMUNERATION REPORT (continued)**

**Employment contracts (continued)**

The Chief Executive Officer of Agenix Bio-Pharmaceutical (Shanghai) Co. Ltd, **Mr. Jonathan Zhang** is employed under contract. The current employment contract is a 3 year contract commencing on 17 April 2007 (with a deemed effective date of 1 March 2007) and terminating on 16 April 2010. The Company may commence negotiations to enter into a new employment contract with Mr. Zhang at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Mr. Zhang is paid a fixed remuneration of RMB1,200,000 (AUD$185,637) p.a. and is entitled to short-term and long-term incentives.
- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestones.
- The Company or Mr. Zhang may terminate this contract by giving 6 months' written notice given at any time on or after that date which is 6 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the Board of Directors.
- The Company may terminate this employment contract where there is no breach by Mr. Zhang by making a one-off lump sum payment of:
  (i) An amount equal to twelve months' Fixed Remuneration plus the amount which represents the average annual percentage of the actual STI paid over the previous three years, or the duration of employment if such is less than three years.
  (ii) Any amount of entitlements in lieu of unused annual leave or long service leave, as at the termination date.
- The Company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any statutory leave entitlements. On termination without notice by the Company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the Board of Directors.

The Chief Operating Officer of Agenix Bio-Pharmaceutical (Shanghai) Co. Ltd , **Mr. Richard Wang**, is employed under contract. The current employment contract is a 3 year contract commencing on 17 April, 2007 (with a deemed effective date of 1 March 2007) and terminating on 16 April, 2010. The Company may commence negotiations to enter into a new employment contract with Mr. Wang at a time not less than 3 months prior to the end of the current term.

The terms of the present contract are:

- Mr. Wang is paid a fixed remuneration of RMB780,000 (AUD$120,664) p.a. and is entitled to short-term and long-term incentives.
- The amount of incentive paid is based on the achievement of annual performance criteria, which are set and evaluated by the Managing Director. The criteria include operational milestones.
- The Company or Mr. Wang may terminate this contract by giving 6 months' written notice given at any time on or after that date which is 6 months prior to the end of the term of the contract. Any vested options will be forfeited within a month of the resignation date or six months in special circumstances as deemed appropriate by the Board of Directors.
- The Company may terminate this employment contract where there is no breach by Mr. Wang by making a one-off lump sum payment of:
  (i) An amount equal to twelve months' Fixed Remuneration plus the amount which represents the average annual percentage of the actual STI paid over the previous three years, or the duration of employment if such is less than three years.
  (ii) Any amount of entitlements in lieu of unused annual leave or long service leave, as at the termination date.
- The Company may terminate the contract without notice if serious misconduct has occurred. Where termination with cause occurs, the employee is only entitled to any remuneration as at termination date and any statutory leave entitlements. On termination without notice by the Company, any unvested options will be forfeited. Vested options are forfeited if they are not exercised within one month of termination, or six months in special circumstances as deemed appropriate by the Board of Directors.

### REMUNERATION REPORT (continued)

**Remuneration of Key Management Personnel**

| | |
|---|---|
| *Executives* | |
| J. Zhang | Chief Executive Officer for China (commenced 17 April 2007 – appointed Director 27 August 2007) |
| R. Wang | Chief Operating Officer for China (commenced 17 April 2007) |
| G. Mastroianni | Corporate Business Development Director |
| M. Gerometta | Director Research and Development |
| M. McArthur | Operations Manager |
| C. Holmes | Human Resources Manager |
| H. Roberts | Director Clinical and Commercial Programs (ceased employment 13 July 2007) |
| P. Toye | Manager of Research (ceased employment 17 November 2006) |

The key management personnel of the Consolidated Entity are the executives (including the Directors of the Company) who report to the CEO and Managing Director and their remuneration is tabled on the following page.

The remuneration paid or payable to Directors during the year, including payments made to companies was as follows:

**Table 1: Directors remuneration for the year ended 30 June 2007**

| | | Short term | | | | Post Employment | | Share based payments | Total | Total Performance Related |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Salary & Fees | Cash Bonus | Non Monetary | Consulting Fees | Superannuation | Termination Benefits | Options | | |
| | | $ | $ | $ | $ | $ | $ | $ | $ | |
| R. Govindan | 2007 | 150,000 | - | - | - | 13,500 | - | - | 163,500 | 0.00% |
| | 2006 | 150,000 | - | - | - | 13,500 | - | - | 163,500 | 0.00% |
| Dr A. Lamotte | 2007 | 50,000 | - | - | - | 4,500 | - | - | 54,500 | 0.00% |
| | 2006 | 37,911 | - | - | - | 3,412 | - | - | 41,323 | 0.00% |
| K. Schlobohm | 2007 | 35,500 | - | - | - | - | - | - | 35,500 | 0.00% |
| | 2006 | - | - | - | - | - | - | - | - | 0.00% |
| G.C. Ang (i) | 2007 | 27,688 | - | - | - | 2,492 | - | - | 30,180 | 0.00% |
| | 2006 | - | - | - | - | - | - | - | - | 0.00% |
| N. Leggett | 2007 | 176,833 | 121,660 | 70,536 | | 58,556 | | 156,798 | 584,383 | 20.82% |
| | 2006 | 142,275 | 72,842 | 46,478 | | 39,240 | - | 120,698 | 421,533 | 17.28% |
| F.F. Wong (ii) | 2007 | 22,446 | - | - | - | 2,020 | - | - | 24,466 | 0.00% |
| | 2006 | 50,000 | - | - | - | 4,500 | | | 54,500 | 0.00% |
| J. Zhang | 2007 | 56,770 | - | - | - | 5,109 | - | - | 61,879 | 0.00% |
| | 2006 | - | - | - | - | - | - | - | - | 0.00% |
| M. Davey (iii) | 2007 | 21,388 | - | - | - | 1,925 | - | - | 23,313 | 0.00% |
| | 2006 | 55,000 | - | - | - | 4,950 | - | - | 59,950 | 0.00% |
| D. Home (iv) | 2007 | - | - | - | - | - | - | - | - | 0.00% |
| | 2006 | 109,125 | - | 38,222 | - | 11,425 | 542,080 | (139,722) | 561,130 | 0.00% |
| **Total Remuneration** | | | | | | | | | | |
| | 2007 | 540,625 | 121,660 | 70,536 | - | 88,102 | - | 156,798 | 977,721 | |
| | 2006 | 544,311 | 72,842 | 84,700 | - | 77,027 | 542,080 | (19,024) | 1,301,936 | |

(i) Resigned effective 31 August 2007
(ii) Resigned effective 12 December 2006
(iii) Resigned effective 20 November 2006
(iv) Resigned effective 15 December 2005

### REMUNERATION REPORT (continued)

**Table 2: Remuneration of key executives for the year ended 30 June 2007**

| | | Short term | | | Post Employment | | Share based payments | Total | Total Performance Related |
|---|---|---|---|---|---|---|---|---|---|
| | | Salary & Fees<br>$ | Cash Bonus<br>$ | Non Monetary<br>$ | Superannuation<br>$ | Termination Benefits<br>$ | Options<br>$ | $ | |
| S. Morrison | 2007 | 16,034 | - | - | - | 61,518 | - | 77,552 | 0.00% |
| | 2006 | 147,642 | 30,267 | - | 16,012 | - | 29,608 | 223,529 | 13.54% |
| R. Wang(i) | 2007 | 36,900 | - | - | 3,321 | - | - | 40,221 | 0.00% |
| | 2006 | - | - | - | - | - | - | - | 0.00% |
| M. Gerometta | 2007 | 140,383 | 41,850 | 875 | 24,655 | - | 18,629 | 226,392 | 18.49% |
| | 2006 | 124,960 | 27,351 | - | 20,645 | - | 20,812 | 193,768 | 14.12% |
| H. Roberts | 2007 | 150,000 | 33,300 | - | 16,497 | - | 18,629 | 218,426 | 15.25% |
| | 2006 | 126,679 | 34,170 | - | 14,476 | - | 20,812 | 196,137 | 17.42% |
| P. Toye | 2007 | 39,848 | - | - | 3,511 | - | - | 43,359 | 0.00% |
| | 2006 | 87,682 | 12,275 | - | 8,996 | - | 12,497 | 121,450 | 10.11% |
| G. Mastroianni | 2007 | 135,904 | 44,640 | - | 30,449 | - | 19,073 | 230,066 | 19.40% |
| | 2006 | 131,402 | 33,937 | - | 25,780 | - | 29,279 | 220,398 | 15.40% |
| M. McArthur | 2007 | 119,463 | 49,000 | 10,537 | 16,110 | - | 11,491 | 206,601 | 23.72% |
| | 2006 | 97,963 | 21,593 | - | 10,760 | - | 12,497 | 142,813 | 15.12% |
| C. Holmes | 2007 | 79,266 | 11,753 | - | 17,192 | - | 6,872 | 115,083 | 10.21% |
| | 2006 | - | - | - | - | - | - | - | 0.00% |
| B. Calvin | 2007 | - | - | - | - | - | - | - | 0.00% |
| | 2006 | 61,158 | - | 8,094 | 5,541 | 98,325 | (75,601) | 97,517 | 0.00% |
| G. Taylor | 2007 | 72,173 | 10,197 | - | 49,036 | 78,015 | 7,277 | 216,698 | 4.71% |
| | 2006 | - | - | - | - | - | - | - | 0.00% |
| **Total Remuneration** | | | | | | | | | |
| | 2007 | 789,971 | 190,740 | 11,412 | 160,771 | 139,533 | 81,971 | 1,374,398 | |
| | 2006 | 777,486 | 159,593 | 8,094 | 102,210 | 98,325 | 49,904 | 1,195,612 | |

(i) Appointed 01 March 2007

**Table 3: Options granted as part of remuneration for the year ended 30 June 2007**

| | Grant date | Number granted | Vesting date | Value per option at grant date^ | Value of options granted during the year $'000 | Value of options exercised during the year $'000 | Value of options lapsed during the year $'000 | Total value of options granted, exercised and lapsed during the year $'000 | % of remuneration |
|---|---|---|---|---|---|---|---|---|---|
| N. Leggett | 21 July 2006 | 500,000 | 21 July 2008 | 0.0467 | 23,350 | - | - | 23,350 | 4.00% |
| N. Leggett | 21 November 2006 | 3,000,000 | 15 December 2007 | 0.0193 | 57,900 | - | - | 57,900 | 9.91% |
| N. Leggett | 21 November 2006 | 1,000,000 | 15 December 2007 | 0.0005 | 500 | - | - | 500 | 0.09% |
| M. Gerometta | 21 July 2006 | 150,000 | 21 July 2008 | 0.0714 | 10,710 | - | - | 10,710 | 4.73% |
| H. Roberts | 21 July 2006 | 150,000 | 21 July 2008 | 0.0714 | 10,710 | - | - | 10,710 | 4.90% |
| G. Mastroianni | 21 July 2006 | 150,000 | 21 July 2008 | 0.0714 | 10,710 | - | - | 10,710 | 56.15% |
| M. McArthur | 21 July 2006 | 150,000 | 21 July 2008 | 0.0714 | 10,710 | - | - | 10,710 | 5.18% |
| C. Holmes | 21 July 2006 | 67,500 | 21 July 2008 | 0.0714 | 4,820 | - | - | 4,820 | 4.19% |

^ From 1 July 2004, options granted as part of employees' remuneration have been valued using the Black-Scholes model, which takes account factors including the option exercise price, the current level of volatility of the underlying share price, the risk free interest rate, expected dividends of the underlying share, current market price of the underlying share and expected life of the option.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

On 21st July 2007, the Directors approved the issuance, subject to shareholder approval, of 3,120,000 options to Neil Leggett and 125,000 to Karl Schlobohm.

# AGENIX LIMITED
# Directors' Report continued

## DIRECTORS' MEETINGS

During the year, 7 Directors' meetings were held.

The number of meetings of Directors (including meetings of committees of Directors) held during the year and the number of meetings attended by each Director was as follows:

| Board | Meetings Held Whilst in Office | Attended |
|---|---|---|
| R. Govindan | 7 | 7 |
| Dr. A. Lamotte | 7 | 3 |
| K. Schlobohm [1] | 5 | 5 |
| GC. Ang [2] | 3 | 3 |
| N. Leggett | 7 | 7 |
| F.F. Wong [3] | 4 | 1 |
| M. Davey [4] | 3 | 3 |

1) Mr Schlobohm was appointed a director on 20 November 2006.
2) Mr Ang was appointed a director on 12 December 2006.
3) Mr FF Wong resigned as a director on 12 December 2006.
4) Mr Davey resigned as a director on 20 November 2006.

| Audit Committee | Meetings Held Whilst in Office | Attended |
|---|---|---|
| K. Schlobohm [1] | 1 | 1 |
| G.C. Ang [1] | 1 | 1 |
| Dr. A. Lamotte [2] | 1 | 1 |
| F.F. Wong [2] | 1 | 1 |

1) Mr Schlobohm was appointed Chairman of the Audit Committee on 12 December 2006 and Mr Ang was appointed the Audit Committee on that date.

2) Dr Lamotte resigned from the Audit Committee on 12 December 2006. Mr Wong also resigned from the Audit Committee on that date.

| Remuneration Committee | Meetings Held Whilst in Office | Attended |
|---|---|---|
| Dr. A. Lamotte [1] | - | - |
| R. Govindan | 1 | 1 |
| M. Davey [2] | 1 | 1 |

1) Dr Lamotte was appointed Chairman of the Remuneration Committee on 12 December 2006.
2) Mr Davey resigned from the Remuneration Committee on 20 November 2006.

## COMMITTEE MEMBERSHIP

As at the date of this Report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Members acting on the committees of the Board during the year were:

*Audit*
Mr. K Schlobohm Chairman (from 12 December 2006)
Dr. A. Lamotte, Chairman (until 12 December 2006)
Mr. G. C. Ang (from 12 December 2006)
Mr. F.F. Wong (until 12 December 2006)

*Remuneration*
Dr. A Lamotte Chairman (from 20 November 2006)
Mr. Myles Davey, Chairman (until 20 November 2006)
Mr. Ravindran Govindan

## ROUNDING

The amounts contained in this Report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

# AGENIX LIMITED
## Directors' Report continued

### AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Directors acknowledge receipt of the independence declaration on Page 35 of this Report from the Company's auditors, Ernst & Young.

### NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditors, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

| | |
|---|---|
| R&D tax concession work | $20,000 |

Signed in accordance with a resolution of the Directors.



Neil Leggett
CEO and Managing Director
Brisbane, 30 September 2007

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

## Auditor's Independence Declaration to the Directors of Agenix Limited

In relation to our audit of the financial report of Agenix Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown

30 September 2007

Liability limited by a scheme approved under Professional Standards Legislation

# AGENIX LIMITED
# Corporate Governance

**Introduction**

Agenix Limited is committed to best practice in the area of Corporate Governance in line with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Regulations. However, given the size and ownership structure of the Company, the nature of its business activities, the stage of its development and the cost of strict and detailed compliance with all of the recommendations, it has adopted a range of slightly modified systems, procedures and practices which it considers will enable it to meet the principles of good corporate governance.

The Company's practices are mainly consistent with those of the guidelines and where they do not correlate with the recommendations in the guidelines the Company considers that its adopted practices are appropriate to it. At the end of this statement a table is included detailing the recommendations with which the Company does not strictly comply.

All of the Corporate Governance policies listed below have been posted on the Company's website.

- Corporate Governance Practices and Policies;
- Board Charter;
- Matters Reserved;
- Code of Conduct;
- Continuous Disclosure Policy;
- Disclosure of Information to Market;
- Share Trading Policy;
- Chief Executive Officer/Chief Financial Officer sign-off;
- Director Appointment Procedures.

Principle 1 : Laying Solid Foundations for Management and Oversight

*Role and Responsibilities of the Board*

*The Board of Directors – Role of the Board*

The Board of Directors is responsible for the overall Corporate Governance of the Company. The Board recognises the need for the highest standards of behaviour and accountability. The Board of the Company has final responsibility for the management of the Company's business and affairs.

This responsibility is addressed by the Board:

- Contributing to approving the Company's goals and strategic direction and monitor implementation of those goals and strategies;
- Monitoring the financial performance of the Company including adopting annual budgets and approving the Company's financial statements;
- Approving and monitoring the progress of capital expenditure capital management acquisitions and divestitures;
- Ensuring that adequate systems of internal compliance and control exist and are appropriately monitored for compliance;
- Appointing and removing the Managing Director and ratifying the appointment or removal of the Chief Financial Officer and Company Secretary and reviewing the performance of senior management;
- Ensuring significant business risks are identified and appropriately managed and review the systems of risk management at least annually;
- Reviewing and ratifying codes of conduct and legal compliance; and
- Disclosure of information to shareholders, the Australian Stock Exchange Limited and Australian Securities & Investments Commission.

The Board operates under a written charter (Board Charter) that identifies the functions reserved to the Board. Management of the day-to-day operations of the Company vests in the Managing Director who, together with the executive team, is accountable to the Board.

<u>Principle 2 : Structuring the Board to Add Value</u>

*Composition of the Board*

The constitution of the Company provides that the number of Directors is to be not less than three nor more than seven. The Board is currently comprised of six Directors, four of whom (including the Chairman) hold their positions in a non-executive capacity.
The Company's constitution provides that at every Annual General Meeting, one third or the nearest third of the Directors and any other Director who has held office for three years or more since last being elected (excluding the Managing Director), are to retire from office. Each retiring Director under the constitution is eligible for re-election.

*Independence*

There are six Directors, four of whom are Non-Executive Directors (including the Chairman). The predominance of non-executive Directors and an independent Chairman separates the Board from the Company's executive management and enshrines Board independence from management. This structure also provides the Company with the benefit of a diverse range of experience, qualifications and professional skills.

The Board (and each individual Director) is entitled to seek independent professional advice at the Company's expense (subject to the reasonableness of the costs and Board consent) in the conduct of their duties for the Company.

<u>Principle 3 : Promotion of Ethical and Responsible Decision-Making</u>

*Ethical Standards – Code of Conduct*

The Board recognises the need to observe the highest standards of corporate practice and business conduct. Accordingly the Board has adopted a formal Code of Conduct to be followed by all employees and officers. The key aspects of this code are:

- to act with honesty, integrity and fairness;
- to act in accordance with the law;
- to use Company resources and property appropriately.

*Dealing in Shares*

The Company has a formal written policy for Directors, officers and staff with respect to trading in the Company's securities (Share Trading Policy). Directors and senior management (and their associates) are prohibited from engaging in short-term trading of Company securities.

The policy also restricts the selling of Company securities in specific circumstances (such as the period preceding the release of the Company's financial results) and such other times whereby there is materially price sensitive information not yet available to the market. In addition, Directors, officers and senior management must notify the Managing Director or Company Secretary before they buy or sell Company securities and confirm once the transaction is complete.

<u>Principle 4 : Safeguarding Integrity in Financial Reporting</u>

The Company's Managing Director and Chief Financial Officer provide a written statement to the Board (for the half-year and full-year results) to the effect that the Financial Reports present a true and fair view of the Company's financial condition, and the operational results are presented in accordance with the relevant accounting standards.

The Board has established an Audit Committee. At this stage, given the fact that four of the Board members are resident offshore, including three of the four Non-Executive/Independent Directors, there are only two members of the Committee. As such, this represents a departure from the ASX guidelines, which recommends a membership of three.

Under its Charter, this Committee supports the full Board and essentially acts in a review and advisory capacity in matters that require a more intensive review. Other Board committees may be established from time to time to address matters of special importance. An outline of the activities of the Committee is set out below.

*Audit Committee Charter*

Under the Charter this Committee must have a minimum of two members both of whom must be non-executive Directors. It should be noted that this represents a departure from the ASX guidelines. The Chairman of this committee must not be the Chairman of the Company. Under the Charter, the Audit Committee should include members who are financially literate (i.e. are able to read and understand financial statements). At least one member must have financial expertise (i.e. is a qualified accountant or other financial professional with experience of financial and accounting matters).

This Committee provides ongoing assurance in the areas of:

- financial administration and reporting:
- audit control and independence;
- legal compliance;
- applying accounting policies;
- internal controls; and
- risks oversight and management.

The primary role of this Committee is to assist the Board in:

- verifying and safeguarding the integrity of the Company financial reporting;
- establishing a sound system of risk oversight and management, and internal control; and
- establishing a sound system of compliance with laws and regulations, internal compliance guidelines, policies, procedures and control systems and prescribed internal standards of behaviour.

Principle 5 : Making Timely and Balance Disclosure

All Directors, executives and staff are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange (ASX) and the highest standards of ethical conduct. This includes compliance with the continuous disclosure requirementsof the Listing Rules.

The Company Secretary is the person responsible for overseeing and co-ordinating disclosure of information to ASX as well as communicating with the ASX. The Company has written procedures for this purpose.

Principle 6 : Respecting the Rights of Shareholders

The Board's fundamental responsibility to shareholders is to work towards meeting the Company's objectives so as to add value for them.

In accordance with its Shareholders Communications Policy, the Board seeks to inform shareholders of all major developments affecting the Company by :

- preparing half yearly and yearly financial reports;
- making announcements in accordance with the listing rules and the continuous disclosure obligations;
- hosting all of the above on the Company's website;
- annually, and more regularly if required, holding a general meeting of shareholders and forwarding to them the Annual Report together with notice of meeting and proxy form; and
- voluntarily releasing other information which it believes is in the interests ofshareholders.

The Annual General Meeting enables shareholders to receive the reports and participate in the meeting by attendance or by written communication. The Board seeks to notify all shareholders so they can be fully informed annually for the voting on the appointment of Directors and so as to enable them to have discussion at the Annual General Meeting with the Directors and/or the auditor of the Company who is invited to the Annual General Meeting.

Principle 7 : Recognising and Managing Risk

The Board has established an Audit Committee (discussed under Principle 4 above).

Under its Charter this Committee supports the full Board and essentially acts in a review and advisory capacity in matters that require a more intensive review. Other Board Committees may be established from time to time to address matters of special importance.

The Managing Director and the Company's Chief Financial Officer provide a written statement to the Board that:

- the statement they provide in relation to the integrity of the Company's financial statements is founded on a sound system of risk management, and internal compliance and controls which implement the policies adopted by the Board; and
- the Company's risk management and internal compliance and controls system is operating efficiently and effectively in all material respects.

Principle 8 : Encouraging Enhanced Performance

The Board discusses and reviews it performance on an annual basis. The Board also discusses with each Director their requirements, performances and aspects of involvement in the Company.

The Company Secretary monitors Board policies and procedures, and advises on matters of Corporate Governance.

Principle 9 : Remunerate Fairly and Responsibly

A Remuneration Committee has been established. There is commentary on Directors remuneration in the section headed Directors' Report in the Annual Report published each year.

There is a clear distinction made by the Company in remunerating the Board and remunerating executive management.

From time to time (although not regularly) a Non-Executive Director may undertake special duties or manage a particular project or process for the Company. In such instances, the non-executive Director is entitled to additional remuneration. At the recommendation of the Remuneration Committee, the Board may include a grant of options as part of this remuneration. Whilst such a grant would always be subject to shareholder approval, it represents a departure from 9.3 of the ASX guidelines.

One third of the Directors (excluding the Managing Director) retires annually in accordance with the Constitution and is free to seek re-election by shareholders.

Each member of the Board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

A maximum amount of remuneration for non-executive Directors is fixed by shareholders in general meeting and can be varied in that same manner.

## SUPPLEMENTARY CORPORATE GOVERNANCE STATEMENT

Table of Departures and Explanations (from the Recommendations of the ASX Corporate Governance Council)

| **"Recommendation" Ref** | **Departure** | **Explanation** |
|---|---|---|
| 2.4 Separate Nomination Committee | A separate Nomination Committee has not been formed. | The Board comprises six members each of whom have varied skills & experiences and therefore have valuable contributions to make in fulfilling the role of a nomination committee member. A Director will excuse himself/herself where there is a personal interest of conflict. |
| 9.3 Non-Executive Director Remuneration | Non-executive Directors have been and may be granted options. | Due to the nature of the Company's activities, the size of its Board and the workload of the Directors, from time to time it may be determined to grant options to the Non-Executive Directors where they perform additional duties or accept additional responsibilities. Shareholder approval will be sought at a general meeting of shareholders. |
| 4.3 Audit Committee Composition | Composition currently not at a minimum of three members. | Committee is currently chaired by an independent Director and has a membership of independent Directors. However, given the current size of the Board (six members) it is considered that a Committee of two is sufficient. |

# AGENIX LIMITED
# INCOME STATEMENT
**For the year ended 30 June 2007**

| | Note | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| | | $ 000 | $ 000 | $ 000 | $ 000 |
| Revenue | 4(a) | 1,098 | 833 | 196 | 87 |
| Cost of sales | | (50) | (144) | - | - |
| **Gross profit** | | 1,048 | 689 | 196 | 87 |
| Other income | 4(b) | 6 | 381 | 6 | - |
| Occupancy and administrative expenses | | (5,318) | (3,666) | (5,085) | (2,952) |
| Research and development expenses | 4(c) | (5,304) | (10,398) | (29) | 2 |
| Executive termination payments | | (78) | (662) | (78) | (662) |
| Write-back of executive share-based payments expense | | - | 215 | - | 215 |
| Impairment of financial assets - investment in subsidary | | - | - | (8,049) | (10,186) |
| Corporate redundancies | | (62) | - | (62) | - |
| Surplus lease space | | (183) | - | - | - |
| Write-off unused tax credits | | (418) | - | (418) | - |
| Finance Costs | 4(d) | (1,378) | (735) | (707) | (734) |
| Other expenses | | (14) | (38) | (1) | (55) |
| **Loss before income tax** | | (11,701) | (14,214) | (14,227) | (14,285) |
| Income tax expense | 5 | - | - | - | - |
| **Loss after tax from continuing operations** | | (11,701) | (14,214) | (14,227) | (14,285) |
| **Discontinued operation** | | | | | |
| Profit/(loss) after tax from discontinued operation | 6 | 6,923 | 10,493 | (115) | (4,388) |
| **Net loss for the period** | | (4,778) | (3,721) | (14,342) | (18,673) |
| **Attributable to:** | | | | | |
| Loss attributable to minority interest | | (5) | - | - | - |
| Loss attributable to members of Agenix Limited | | (4,773) | (3,721) | (14,342) | (18,673) |
| **Earnings per share (cents per share)** | 7 | | | | |
| - basic and diluted loss per share for the year (cents per share) | | (2.1) | (2.0) | (6.3) | (9.9) |
| - basic and diluted loss per share from continuing operations (cents per share) | | (5.1) | (7.5) | (6.2) | (7.6) |

# AGENIX LIMITED
# BALANCE SHEET
**As at 30 June 2007**

| | Note | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| | | $ 000 | $ 000 | $ 000 | $ 000 |
| **Current assets** | | | | | |
| Cash and cash equivalents | 9 | 3,782 | 8,743 | 2,444 | 5,976 |
| Trade and other receivables | 10 | 994 | 788 | 9,995 | 973 |
| Inventories | 11 | 4 | - | - | - |
| Prepayments | | 192 | 137 | 77 | 22 |
| Other current assets | | 234 | - | - | - |
| | | 5,206 | 9,668 | 12,516 | 6,971 |
| Assets classified as held for sale | 6 | 7,148 | 13,313 | 8 | - |
| **Total current assets** | | 12,354 | 22,981 | 12,524 | 6,971 |
| **Non-current assets** | | | | | |
| Receivables | 12 | 46 | - | - | - |
| Shares in controlled entities | 13 | - | - | 3,833 | 11,810 |
| Plant and equipment | 14 | 5,529 | 572 | 51 | 74 |
| Intangible assets and goodwill | 15 | 15,102 | 101 | 43 | 70 |
| Other non-current assets | | - | - | - | - |
| | | 20,677 | 673 | 3,927 | 11,954 |
| Assets classified as held for sale | 6 | 772 | - | - | - |
| **Total non-current assets** | | 21,449 | 673 | 3,927 | 11,954 |
| **Total assets** | | 33,803 | 23,654 | 16,451 | 18,925 |
| **Current liabilities** | | | | | |
| Trade and other payables | 17 | 4,621 | 1,617 | 8,382 | 2,340 |
| Derivative financial instruments | 18 | 654 | - | 654 | - |
| Interest and non-interest bearing loans and borrowings | 19(a) | 666 | 4,976 | - | 4,976 |
| Interest and non-interest bearing loans and borrowings | 19(a) | 2,262 | - | - | - |
| Provisions | 20 | 250 | 342 | 135 | 186 |
| | | 8,453 | 6,935 | 9,171 | 7,502 |
| Liabilities directly associated with assets classified as held for sale | 6 | 3,399 | 2,167 | 142 | 149 |
| **Total current liabilities** | | 11,852 | 9,102 | 9,313 | 7,651 |
| **Non-current liabilities** | | | | | |
| Interest and non-interest bearing loans and borrowings | 19(b) | 2,063 | - | - | - |
| Provisions | 20 | 136 | 341 | 118 | 316 |
| **Total non-current liabilities** | | 2,199 | 341 | 118 | 316 |
| **Total liabilities** | | 14,051 | 9,443 | 9,431 | 7,967 |
| **Net assets** | | 19,752 | 14,211 | 7,020 | 10,958 |
| **Equity** | | | | | |
| Issued capital | 21(a) | 59,392 | 50,114 | 59,392 | 50,114 |
| Share option reserve | 21(f) | 4,598 | 3,472 | 4,598 | 3,472 |
| FX translation reserve | | (85) | - | - | - |
| Loss attributable to Minority Interest | | (5) | - | - | - |
| Accumulated losses | 21(e) | (44,148) | (39,375) | (56,970) | (42,628) |
| **Total equity** | | 19,752 | 14,211 | 7,020 | 10,958 |

# AGENIX LIMITED
# CASH FLOW STATEMENT
**For the year ended 30 June 2007**

| | Note | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| | | $ 000 | $ 000 | $ 000 | $ 000 |
| **Cash flows from operating activities** | | | | | |
| Receipts from customers | | 9,580 | 16,830 | 5 | (9) |
| Payments to suppliers, employees and others | | (16,012) | (14,776) | (4,833) | (3,685) |
| Payments relating to ThromboView® project | | (4,454) | (10,096) | - | - |
| START grant | | - | 223 | - | - |
| Income tax paid | | (2) | (81) | (2) | - |
| Interest received | | 338 | 140 | 196 | 87 |
| Borrowing costs | | (30) | (723) | (28) | (723) |
| **Net operating cash flows** | 9 | (10,580) | (8,483) | (4,662) | (4,330) |
| **Cash flows from investing activities** | | | | | |
| Payments for property, plant, equipment and other assets | | (27) | (191) | (16) | - |
| Payment for acquistion of subsidiaries | 24 | (9,009) | - | (72) | - |
| Proceeds from the sale of discontinued operations (net of costs) | | 4,649 | 8,307 | - | 1,754 |
| Proceeds from the sale of plant and equipment | | 5,563 | 45 | - | - |
| Proceeds from the sale of Industrial Biosystems Pty Ltd | | 165 | 211 | 165 | 211 |
| **Net investing cash flows** | | 1,341 | 8,372 | 77 | 1,965 |
| **Cash flows from financing activities** | | | | | |
| Repayment of borrowings | | (5,000) | (5,650) | (5,000) | (5,650) |
| Proceeds from issue of shares from capital raising (net of costs) | 21(c) | 9,278 | 12,450 | 9,278 | 12,450 |
| Loans to other entities | | - | - | (3,225) | 1,539 |
| **Net financing cash flows** | | 4,278 | 6,800 | 1,053 | 8,339 |
| Net increase/(decrease) in cash held | | (4,961) | 6,689 | (3,532) | 5,974 |
| Cash at the beginning of the financial period | | 8,743 | 2,054 | 5,976 | 2 |
| **Cash at the end of the financial period** | 9 | 3,782 | 8,743 | 2,444 | 5,976 |

# AGENIX LIMITED
# STATEMENT OF CHANGES IN EQUITY
**For the year ended 30 June 2007**

| | Issued capital $ 000 | Accumulated losses $ 000 | Minority Interest $000 | Share option reserves $ 000 | FX translation reserve $000 | Total equity $ 000 |
|---|---|---|---|---|---|---|
| **CONSOLIDATED** | | | | | | |
| **At 1 July 2006** | 50,114 | (39,375) | - | 3,472 | - | 14,211 |
| Currency translation differences | - | - | - | - | (85) | (85) |
| Cost of issue of share capital | (953) | - | - | - | - | (953) |
| Total income and expenses for the year recognised directly in equity | (953) | - | - | - | (85) | (1,038) |
| Loss for the period | - | (4,773) | (5) | - | - | (4,778) |
| Total income/expense for the year | - | (4,773) | (5) | - | - | - |
| Share-based payments (note 21(f)) | - | - | | 1,126 | - | 1,126 |
| Issue of share capital | 10,231 | - | | - | - | 10,231 |
| **At 30 June 2007** | 59,392 | (44,148) | (5) | 4,598 | (85) | 19,752 |

| | Issued capital $ 000 | Accumulated losses $ 000 | Minority Interest $000 | Share option reserves $ 000 | FX translation reserve $000 | Total equity $ 000 |
|---|---|---|---|---|---|---|
| **At 1 July 2005** | 37,664 | (35,654) | - | 3,384 | - | 5,394 |
| Cost of issue of share capital | (898) | - | - | - | - | (898) |
| Total income and expenses for the year recognised directly in equity | (898) | - | - | - | - | (898) |
| Loss for the period | - | (3,721) | - | | - | (3,721) |
| Total income/expense for the year | - | (3,721) | - | - | - | - |
| Write-back of share based payments expense | - | - | - | 88 | - | 88 |
| Loss attributable to Outside Equity | - | - | - | - | | - |
| Issue of share capital | 13,348 | - | - | - | - | 13,348 |
| **At 30 June 2006** | 50,114 | (39,375) | - | 3,472 | - | 14,211 |

| | Issued capital $ 000 | Accumulated losses $ 000 | Minority Interest $000 | Share option reserves $ 000 | FX translation reserve $000 | Total equity $ 000 |
|---|---|---|---|---|---|---|
| **PARENT** | | | | | | |
| **At 1 July 2006** | 50,114 | (42,628) | - | 3,472 | - | 10,958 |
| Cost of issue of share capital | (953) | - | - | - | - | (953) |
| Total income and expenses for the year recognised directly in equity | (953) | - | - | - | - | (953) |
| Loss for the period | - | (14,342) | - | - | - | (14,342) |
| Total income / expense for the year | - | (14,342) | - | - | - | - |
| Share-based payments (note 21(f)) | - | - | - | 1,126 | - | 1,126 |
| Issue of share capital | 10,231 | - | - | - | - | 10,231 |
| **At 30 June 2007** | 59,392 | (56,970) | - | 4,598 | - | 7,020 |

| | Issued capital $ 000 | Accumulated losses $ 000 | Minority Interest $000 | Share option reserves $ 000 | FX translation reserve $000 | Total equity $ 000 |
|---|---|---|---|---|---|---|
| **At 1 July 2005** | 37,664 | (23,955) | - | 3,384 | - | 17,093 |
| Cost of issue of share capital | (898) | - | - | - | - | (898) |
| Total income and expenses for the year recognised directly in equity | (898) | - | - | - | - | (898) |
| Loss for the period | - | (18,673) | - | - | - | (18,673) |
| Total income / expense for the year | - | (18,673) | - | - | - | - |
| Cost of share-based payments | - | - | - | 88 | - | 88 |
| Issue of share capital | 13,348 | - | - | - | - | 13,348 |
| **At 30 June 2006** | 50,114 | (42,628) | - | 3,472 | - | 10,958 |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 1. CORPORATE INFORMATION

The financial Report of Agenix Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the Directors on 30th September 2007.

Agenix Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange. (ASX Code: AGX)

The nature of the operations and principal activities of the Consolidated Entity are described in Note 3.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of preparation
The financial Report is a general purpose financial Report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, and Australian Accounting Standards. The financial Report has been prepared on a historical cost basis, except for derivative financial instruments, which have been measured at fair value.

### (b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2007. The Company's assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

i. AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AABS 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, and AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but is likely to impact the type of information disclosed in relation to the Company's financial instruments.

ii. AASB Interpretation 10 Interim Financial Reporting and Impairment

AASB Interpretation 10 is applicable to reporting periods commencing on or after 1 November 2006. The Company has not recognised an impairment loss in relation to goodwill in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation therefore does not have an impact on Company's financial statement.

iii. AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023, and 1038]

AASB 2007-4 is applicable to reporting periods commencing on or after 1 July 2007. As a result of this guidance the Company expects to reduce the extent of some disclosures in the financial report.

iv. AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards [AASB 5, 6, 102, 107, 119, 127, 134, 136, 1023 and 1038]

AASB 8 is applicable to reporting periods on or after 1 January 2009. AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Agenix Limited and its subsidiaries ('the Group') as at 30 June each year.

The financial statements of subsidiaries are prepared for the same Reporting period as the parent Company, using consistent accounting policies.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the Reporting period during which Agenix Limited has control.

Minority interests not held by the group are allocated their share of net profits after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders' equity.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**(d) Significant accounting estimates and assumptions**

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

***Impairment of goodwill and intangibles with indefinite lives***

The Company determines whether goodwill and intangibles with indefinite lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of cash-generating units to which the goodwill and intangibles with indefinite lives are allocated.

***Share-based payment transactions***

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by the Black-Scholes option-pricing formula detailed in Note 16.

**(e) Foreign currency translation**

Both the functional and presentation currency of Agenix Limited and all its subsidiaries are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the Consolidated Financial Report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Agenix Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

**(f) Property, plant and equipment**

Plant and equipment is stated at cost, less accumulated depreciation.

Land and buildings are measured at cost, less accumulated depreciation.

Depreciation is calculated on a straight-line over the estimated useful life of the asset as follows:

Buildings – over 40 to 50 years
Plant and equipment – over 3 to 20 years

***Impairment***

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**(g) Borrowing costs**
Borrowing costs are recognised as an expense when incurred.

**(h) Intangible assets**

***Intangibles acquired both separately and from a business combination***
Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any impairment losses. Internally generated intangible assets created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives (other than goodwill) are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite life to finite is made on a prospective basis.

***Research and development costs***
Research costs are expensed as incurred. An intangible asset arising from development expenditure on a internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year.

A summary of the policies applied to the Group's intangible assets is as follows:

| | **Patents and Licences** | **Brand Names** | **Software** | **Intellectual Property** |
|---|---|---|---|---|
| **Useful lives** | *Finite* | *Indefinite* | *Finite* | *Indefinite* |
| **Method used** | *5-10 years – straight line* | *Not depreciated or re-valued* | *1-5 years – straight line* | *Not Depreciated* |
| **Internally generated / Acquired** | *Acquired* | *Acquired* | *Acquired* | *Acquired* |
| **Impairment test / Recoverable amount testing** | *Amortised method reviewed at each financial year-end; Reviewed annually for indicator of impairment* | *Annually and where an indicator of impairment exists* | *Amortised method reviewed at each financial year-end; Reviewed annually for indicator of impairment* | *Annually and where an indicator of impairment exists* |

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (i) Impairment of Assets

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication of impairment exists, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at the revalued amount (in which the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charged is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

### (j) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition is accounted for as follows:

- Raw materials – purchase cost on a first-in, first-out basis;
- Finished goods and work-in-progress – cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

### (k) Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

### (l) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of seven days or less.

For the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

### (m) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

### (o) Employee leave benefits

*Wages, salaries, annual leave and sick leave*

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the Reporting date are recognised in the other payables in respect of employees' services up to Reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

*Long service leave*

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the Reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the Reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

### (p) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

### (q) Share-based payment transactions

The Group provides benefits to employees (including Directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares ('equity-settled transactions').

The current plan in place to provide these benefits is the Employee Option Plan (EOP), which provides benefits to all employees including Directors and senior executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by the Black-Scholes option-pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Agenix Limited ('market conditions'). The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each Reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met, as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**(q) Share-based payment transactions (continued)**

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilution effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

**(r) Government grants**

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is int ended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

**(s) Tax consolidation**

The Company and all its wholly owned Australian resident subsidiary companies are part of a consolidated tax group under Australian taxation law. Agenix Limited is the head Company. Tax expense / income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the consolidated tax group are recognised in the separate financial statements of the members of the consolidated tax group. Current tax liabilities and assets and deferred tax assets arising from carried forward tax losses are recognised by the Company (as head Company of the consolidated tax group).

Due to the existence of a tax funding agreement between the companies in the consolidated tax group, amounts are recognised as payable to or receivable by the Company, and each member of the consolidated tax group, in relation to the tax contribution amounts paid or payable, between the Company and the other members of the consolidated tax group in accordance with the agreement.

**(t) Revenue**

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

*Sale of goods*

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Revenue from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to customers.

*Interest*

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

*Rental revenue*

Rental income arising on investment properties is accounted for on a straight-line basis over the lease term. Contingent rental income is recognised as income in the periods in which it is earned.

*Royalties and licences*

Royalty and licence revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

*Clinical trial services revenue*

Clinical trial services revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

*Contract development services revenue*

Contract development services revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**(u) Income taxes**

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial Reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

**(v) Other taxes**

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

**(w) Derivative financial instruments**

The Group uses derivative financial instruments such as foreign currency contracts to economically hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are stated at fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

*Forward exchange contracts*

Forward exchange contracts are entered into where agreements are made to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect against the possibility of loss from future exchange fluctuations. The forward exchange contracts are usually for no longer than 6 months.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

**(x) Trade and other payables**

Trade payables and other payables at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obligated to make future payments in respect of the purchase of these goods and services.

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (y) Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shared outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all of the dilutive potential ordinary shares into ordinary shares.

### (z) Going concern

The going concern basis of accounting contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities. This Report adopts the going concern basis.

The Company and the Consolidated Entity have incurred an operating loss after income tax of $14.227 million and $4.773 million (2006: $18.673 million and $3.721 million respectively).

The Directors believe that the Company and the Consolidated Entity continue to be going concerns and that they will be able to pay their debts as and when they fall due for a period of 12 months from the date of signing this Report due to the following:

(i) As at 30 June 2007 the Consolidated Entity had net assets of $19.757 million. At the same date, the market capitalisation of Agenix Limited was in excess of $90 million (including shares currently under escrow).

(ii) As at 30 June 2007, Assets of the Consolidated Entity exceeded Liabilities by a ratio of 3.48 : 1.

(iii) The Consolidated Entity had cash at its disposal of $3.846 million at 30 June 2007.

(iv) The Consolidated Entity had no substantive borrowings from banks or other financial institutions at 30 June 2007. As of the date of this Report, that position had not changed.

(v) On the 6th and 16th of August 2007, the Company announced the successful placement to institutional and sophisticated investors in Australia and Asia raising $7.15 million before costs.

(vi) The ThromboView® project has go/no go decision points throughout the project and, theoretically, at any point where the project was not considered viable, future expenditure would not be required. The Directors believe that the Company has adequate funding alternatives to fund the forecast cost of Phase II clinical trials for both DVT (deep vein thrombosis) and PE (pulmonary emboli). The Directors will continually evaluate the timing of cost requirements for manufacture of material and commercialisation of ThromboView®.

(vii) The impending commercialisation of SHRG's anti-hepatitis B virus drug called YouHeDing in China, which is expected to result in immediate cash-flows for the Consolidated Entity upon approval.

(viii) As a listed public Company, Agenix has access to shareholders or other investors from which to seek capital at relatively short notice.

## 3. SEGMENT REPORTING

**Primary segment**
The business segments below derive revenue from the following products and operations:

**Continuing operations**

| | |
|---|---|
| (i) Monoclonal antibody development | Development of monoclonal antibody-based products. |
| (ii) Molecular biology | Manufacture and sale of biomedical products. |
| (iii) Agenix Bio-pharmaceuticals (Shanghai, PRC) | Development, manufacture and sale of pharmaceuticals. |

**Discontinued operations**

| | |
|---|---|
| (iv) Medical diagnostics | Development, manufacture and sale of human and veterinary diagnostics. |
| (v) Pharmaceuticals | Residual items from sale of Milton Pharmaceuticals. |
| (vi) Industrial Biosystems | Residual items from sale of non-core subsidiary. |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 3. SEGMENT REPORTING (continued)

| Business segment | Continuing Operations: Agenix (Shanghai) Bio-pharma-ceuticals $ 000 | Continuing Operations: Monoclonal antibody development $ 000 | Continuing Operations: Molecular biology $ 000 | Continuing Operations: Eliminations / Unallocated $ 000 | Continuing Operations: Total $ 000 | Discontinued Operations: Medical diagnostics $ 000 | Discontinued Operations: Pharma-ceuticals $ 000 | Discontinued Operations: Industrial Biosystems $ 000 | Discontinued Operations: Eliminations / Unallocated $ 000 | Discontinued Operations: Total $ 000 | Total Operations: Consolidated Total $ 000 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **For the year ended 30 June 2007** | | | | | | | | | | | |
| **Revenue** | | | | | | | | | | | |
| Segment revenue | - | 807 | 95 | - | 902 | 8,677 | - | - | - | 8,677 | 9,579 |
| Unallocated revenue | | | | | 196 | | | | | - | 196 |
| **Total consolidated revenue** | | | | | 1,098 | | | | | 8,677 | 9,775 |
| **Result** | | | | | | | | | | | |
| Segment result | (151) | (5,394) | 45 | - | (5,500) | 6,663 | 260 | - | - | 6,923 | 1,423 |
| Unallocated expenses | | | | | (6,196) | | | | | - | (6,196) |
| Consolidated profit / (loss) before tax | | | | | (11,696) | | | | | 6,923 | (4,773) |
| Minority interest | (5) | - | - | - | (5) | - | - | - | - | - | (5) |
| Income tax (expense) benefit | | | | | - | | | | | - | - |
| **Consolidated profit / (loss) after tax** | | | | | (11,701) | | | | | 6,923 | (4,778) |
| **Assets and liabilities** | | | | | | | | | | | |
| Segment assets | 21,236 | 1,906 | 552 | (518) | 23,176 | 7,912 | - | - | - | 7,912 | 31,088 |
| Unallocated assets | | | | | 2,707 | | | | | 8 | 2,715 |
| **Total consolidated assets** | | | | | 25,883 | | | | | 7,920 | 33,803 |
| Segment liabilities | 21,355 | 3,877 | 12 | - | 25,244 | 3,265 | 134 | - | - | 3,399 | 28,643 |
| Unallocated liabilities | | | | | (14,592) | | | | | - | (14,592) |
| **Total consolidated liabilities** | | | | | 10,652 | | | | | 3,399 | 14,051 |
| **Other segment information** | | | | | | | | | | | |
| Acquisitions of property, plant and equipment, intangible assets and other non-current assets | - | - | - | 25 | 25 | - | - | - | - | - | 25 |
| Depreciation | (4) | (108) | (2) | (165) | (279) | - | - | - | - | - | (279) |
| Amortisation | - | (1) | - | (43) | (44) | - | - | - | - | - | (44) |
| Non-cash income (expenses) other than depreciation and amortisation | - | (29) | - | (201) | (230) | - | - | - | 163 | 163 | (67) |
| Non cash expenses | (4) | (138) | (2) | (384) | (528) | - | - | - | 163 | 163 | (365) |
| **Cash flow information** | | | | | | | | | | | |
| Net cash flow from operating activities | (152) | (4,454) | 55 | (7,806) | (12,357) | 2,176 | (399) | - | - | 1,777 | (10,580) |
| Net cash flow from investing activities | (9,009) | - | - | (27) | (9,036) | 10,212 | - | 165 | - | 10,377 | 1,341 |
| Net cash flow from financing activities | 13,734 | 4,454 | (55) | (1,701) | 16,432 | (12,388) | 399 | (165) | - | (12,154) | 4,278 |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 3. SEGMENT REPORTING (continued)

| | *Continuing Operations* | | | | | *Discontinued Operations* | | | | | *Total Operations* |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Business segment** | **Agenix (Shanghai) Bio-pharma-ceuticals $ 000** | **Monoclonal antibody development $ 000** | **Molecular biology $ 000** | **Eliminations / Unallocated $ 000** | **Total $ 000** | **Medical diagnostics $ 000** | **Pharma-ceuticals $ 000** | **Industrial Biosystems $ 000** | **Eliminations / Unallocated $ 000** | **Total $ 000** | **Consolidated Total $ 000** |
| **For the year ended 30 June 2006** | | | | | | | | | | | |
| **Revenue** | | | | | | | | | | | |
| Segment revenue | - | 498 | 248 | - | 746 | 17,055 | - | 36 | - | 17,091 | 17,837 |
| Unallocated revenue | | | | | 87 | | | | | - | 87 |
| **Total consolidated revenue** | | | | | 833 | | | | | 17,091 | 17,924 |
| **Result** | | | | | | | | | | | |
| Segment result | - | (10,210) | 96 | - | (10,114) | 10,268 | 134 | 91 | - | 10,493 | 379 |
| Unallocated expenses | | | | | (4,100) | | | | | - | (4,100) |
| Consolidated profit / (loss) before tax | | | | | (14,214) | | | | | 10,493 | (3,721) |
| Income tax (expense) benefit | | | | | - | | | | | - | - |
| **Consolidated profit / (loss) after tax** | | | | | (14,214) | | | | | 10,493 | (3,721) |
| **Assets and liabilities** | | | | | | | | | | | |
| Segment Assets | - | 4,835 | 509 | (463) | 4,881 | 13,313 | - | - | - | 13,313 | 18,194 |
| Unallocated assets | | | | | 5,460 | | | | | - | 5,460 |
| **Total consolidated assets** | | | | | 10,341 | | | | | 13,313 | 23,654 |
| Segment liabilities | - | 6,940 | 14 | (5,440) | 1,514 | 2,003 | 164 | - | - | 2,167 | 3,681 |
| Unallocated liabilities | | | | | 5,762 | | | | | - | 5,762 |
| **Total consolidated liabilities** | | | | | 7,276 | | | | | 2,167 | 9,443 |
| **Other segment information** | | | | | | | | | | | |
| Acquisitions of property, plant and equipment, intangible assets and other non-current assets | - | 39 | - | 22 | 61 | 197 | - | - | - | 197 | 258 |
| Depreciation | - | (228) | (2) | (19) | (249) | (347) | - | (5) | - | (352) | (601) |
| Amortisation | - | (14) | - | (20) | (34) | (507) | - | - | - | (507) | (541) |
| Non-cash income (expenses) other than depreciation and amortisation | - | 109 | - | (234) | (125) | 3,547 | - | - | 186 | 3,733 | 3,608 |
| Non cash expenses | - | (94) | (2) | (251) | (347) | 2,890 | - | (5) | 186 | 3,071 | 2,724 |
| **Cash flow information** | | | | | | | | | | | |
| Net cash flow from operating activities | - | (8,393) | 163 | (4,330) | (12,560) | 4,357 | (316) | 36 | - | 4,077 | (8,483) |
| Net cash flow from investing activities | - | (3,719) | - | 3,504 | (215) | 6,622 | 1,754 | 211 | - | 8,587 | 8,372 |
| Net cash flow from financing activities | - | 12,827 | (163) | 6,800 | 19,464 | (10,979) | (1,438) | (247) | - | (12,664) | 6,800 |

3. **SEGMENT REPORTING (continued)**

**Secondary segment – geographical**

Geographically, the group predominately generates revenue from markets in North America, Europe, Asia and Australia and New Zealand.

**Continuing operations**

| | | |
|---|---|---|
| (i) | Monoclonal antibody development | Revenues are generated from the Australian market. |
| (ii) | Molecular biology | Revenues are generated from the Australian market. |
| (iii) | Agenix (Shanghai) Bio-pharmaceuticals | Revenues will be generated from the Asian market. |

**Discontinued operations - see note 6 for more detail.**

| | | |
|---|---|---|
| (i) | Medical diagnostics | Revenues are generated from all the above mentioned markets. |

| Geographical segment For the year ended 30 June 2007 | *Continuing Operations* China $ 000 | Australia and New Zealand $ 000 | Total $ 000 | *Discontinuing Operations* North America $ 000 | Europe $ 000 | Asia Pacific $ 000 | Australia and New Zealand $ 000 | Total $ 000 | *Total Operations* Consolidated Total $ 000 |
|---|---|---|---|---|---|---|---|---|---|
| Segment revenue | - | 1,098 | 1,098 | (3,988) | (2,031) | (1,825) | 16,521 | 8,677 | 9,775 |
| Segment assets | 21,236 | 4,647 | 25,883 | - | - | - | 7,920 | 7,920 | 33,803 |
| Capital expenditure | - | 25 | 25 | - | - | - | - | - | 25 |

| Geographical segment For the year ended 30 June 2006 | *Continuing Operations* China $ 000 | Australia and New Zealand $ 000 | Total $ 000 | *Discontinuing Operations* North America $ 000 | Europe $ 000 | Asia Pacific $ 000 | Australia and New Zealand $ 000 | Total $ 000 | *Total Operations* Consolidated Total $ 000 |
|---|---|---|---|---|---|---|---|---|---|
| Segment revenue | - | 833 | 833 | 8,316 | 2,559 | 2,111 | 4,105 | 17,091 | 17,924 |
| Segment assets | - | 10,341 | 10,341 | - | - | - | 13,313 | 13,313 | 23,654 |
| Capital expenditure | - | 61 | 61 | - | - | - | 197 | 197 | 258 |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 4. REVENUE AND EXPENSES

| | CONSOLIDATED 2007 $ 000 | CONSOLIDATED 2006 $ 000 | PARENT 2007 $ 000 | PARENT 2006 $ 000 |
|---|---|---|---|---|
| **Note 4. Revenues and expenses** | | | | |
| ***Revenue and Expenses from Continuing Operations*** | | | | |
| **(a) Revenue** | | | | |
| Revenue from the sale of goods | 95 | 248 | - | - |
| Clinical trial services revenue | 194 | 234 | - | - |
| Contract development services revenue | 47 | 78 | - | - |
| Finance revenue | 762 | 273 | 196 | 87 |
| | 1,098 | 833 | 196 | 87 |
| *Breakdown of finance revenue:* | | | | |
| Interest received - bank interest | 309 | 140 | 169 | 87 |
| Interest received - related parties | 36 | - | 27 | - |
| Interest received - change in NPV of milestone receipts | 287 | - | - | - |
| Net realised foreign exchange gains | 104 | 24 | - | - |
| Net unrealised foreign exchange gains | 26 | 109 | - | - |
| | 762 | 273 | 196 | 87 |
| **(b) Other income** | | | | |
| Net gains on disposal of non-current assets | - | 14 | - | - |
| Grants and development funding | - | 366 | - | - |
| Other revenue | 6 | 1 | 6 | - |
| | 6 | 381 | 6 | - |
| **(c) Research and development costs** | | | | |
| Research and development costs | | | | |
| ThromboView® | (5,152) | (10,187) | (32) | 14 |
| Other | (152) | (211) | 3 | (12) |
| | (5,304) | (10,398) | (29) | 2 |
| **(d) Finance costs** | | | | |
| Bank loans | (60) | (735) | (52) | (734) |
| Net realised foreign exchange losses | (187) | - | - | - |
| Net unrealised foreign exchange losses | (1,131) | - | (655) | - |
| | (1,378) | (735) | (707) | (734) |
| **(e) Depreciation and amortisation** | | | | |
| Depreciation of non-current assets | (279) | (249) | (38) | (31) |
| Amortisation of non-current assets | (44) | (34) | (27) | (20) |
| | (323) | (283) | (65) | (51) |
| **(f) Employee benefit expense** | | | | |
| Wages and salaries | (2,191) | (2,298) | (1,212) | (1,036) |
| Workers compensation costs | (15) | (21) | (8) | (15) |
| Long service leave provision | (23) | (11) | (8) | 3 |
| Share-based payments expense | (230) | (469) | (230) | (469) |
| Corporate restructure - redundancies | (62) | (38) | (62) | (38) |
| Executive termination payments | (78) | (662) | (78) | (662) |
| Write-back of executive share-based payments expense | - | 215 | - | 215 |
| | (2,599) | (3,284) | (1,598) | (2,002) |
| **(g) Significant items** | | | | |
| Executive termination payments | (78) | (662) | (78) | (662) |
| Write-back of executive share-based payments expense | - | 215 | - | 215 |
| | (78) | (447) | (78) | (447) |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 4. REVENUE AND EXPENSES (continued)

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **Note 4. Revenues and expenses (continued)** | | | | |
| ***Revenue and Expenses from Discontinued Operations*** | | | | |
| **(h) Revenues from discontinued operations (note 6)** | | | | |
| Revenue from the sale of goods | 8,677 | 16,599 | - | - |
| Revenue from royalties and licences | - | 448 | - | - |
| Rental revenue | - | 44 | - | - |
| | 8,677 | 17,091 | - | - |
| **Other income** | | | | |
| Write-back of surplus lease space | 260 | - | 260 | - |
| Other revenue | 25 | 6 | - | - |
| | 285 | 6 | 260 | - |
| **(i) Expenses from discontinued operations (note 6)** | | | | |
| Cost of sales | (5,997) | (6,533) | (44) | 68 |
| Marketing expenses | (603) | (1,920) | (41) | 99 |
| Occupancy and administration expenses | (622) | (1,330) | (12) | 41 |
| Research and development | - | (521) | - | (21) |
| Restructure costs | (306) | (272) | - | - |
| Amortisation of patents, licences and brand names | - | (251) | - | - |
| Surplus lease space | - | (281) | - | (281) |
| Other expenses | (178) | (116) | - | - |
| | (7,706) | (11,224) | (97) | (94) |
| **(j) Depreciation and amortisation** | | | | |
| Depreciation | - | (352) | - | - |
| Amortisation | | | | |
| Patents, licences and brand names | - | (251) | - | - |
| Directors' valuation - buildings | - | (254) | - | - |
| Other | - | (2) | - | - |
| | - | (859) | - | - |
| **(k) Employee benefit expense** | | | | |
| Wages and salaries | (1,907) | (3,643) | - | - |
| Workers compensation costs | (10) | (17) | - | - |
| Long service leave provision | (29) | (29) | - | - |
| Share-based payments expense | (97) | 186 | (97) | 186 |
| Restructure costs | (306) | (272) | - | - |
| | (2,349) | (3,775) | (97) | 186 |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 5. INCOME TAX

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| The prima facie tax, using tax rates applicable in the country of operation, on loss and extraordinary items differs from the income tax provided in the financial statements as follows: | | | | |
| Loss before tax from continuing operations | (11,701) | (14,214) | (14,227) | (14,285) |
| Profit/(Loss) before tax from discontinued operations | 6,923 | 10,493 | (115) | (4,388) |
| Loss before tax | (4,778) | (3,721) | (14,342) | (18,673) |
| Tax on loss before income tax at Group's statutory tax rate of 30% (2006:30%) | (1,433) | (1,116) | (4,303) | (5,602) |
| Tax effect of permanent differences | | | | |
| Amortisation of intangibles | - | 152 | - | - |
| Share based payments expense | 337 | 26 | 327 | 26 |
| Write-down of related party receivables | - | - | - | 1,312 |
| Impairment of financial assets - investment in subsidary | - | - | - | 3,056 |
| (Profit) / loss on disposal of discontinued operations | (1,700) | (1,310) | - | - |
| Research and development concession | (222) | (740) | - | - |
| Other (net) | - | 8 | - | 3 |
| Future income tax benefits arising from tax losses of | - | - | - | - |
| current year not brought to account | 3,018 | 2,980 | 3,976 | 1,205 |
| | - | - | - | - |
| **Income tax expense reported in the consolidated income statement** | - | - | - | - |
| **Income tax expense attributed to discontinued operations** | - | - | - | - |
| | - | - | - | - |

The Group has tax losses arising in Australia of $38,263,621. In March 2007 an amendment was lodged with the Australia Taxation Office for R&D tax concessions relating to the 2006 financial year. The Group tax losses for the year ended 30 June 2006, taking into account this amendment, were $30,033,333. These losses may not be available to offset against future taxable profits of the companies in which the losses arose, due to the recent change in ownership structure. The Company is currently seeking advice from its taxation advisers in this regard.

At 30 June 2007 there is no recognised or unrecognised deferred income tax liability (2006: $nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the Group has no liability for additional taxation should such amount be remitted.

**Tax Consolidation**

The Company and its wholly owned Australian resident subsidiary companies have formed a consolidated tax group with effect from 1 April 2004 and are therefore taxed as a single entity from that date. The head Company of the consolidated tax group is Agenix Limited.

The members of the consolidated tax group have entered into a tax funding agreement and a tax sharing agreement with the head Company. Under the terms of the tax funding agreement, Agenix Limited and each of the companies in the consolidated tax group has agreed to pay a tax equivalent payment to or from the head Company, based on the current tax liability or current tax asset of the Company. Such amounts are reflected in amounts receivable from or payable to other members of the consolidated tax group.

The tax sharing agreement entered into between members of the consolidated tax group provides for the determination of the allocation of income tax liabilities between the companies should the head Company default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment under the tax sharing agreement is considered remote.

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

**6. DISCONTINUED OPERATIONS**

***(a) Medical Diagnostics – Agen Biomedical***

- **Animal Health in vitro diagnostic business**

  The Company has disposed of its Animal Health business.

  The Animal Health in vitro diagnostic operations is reported under "Medical diagnostics".

- **Human Health in vitro diagnostic business**

  The Company has disposed of Human Health business. The disposal is inline with the Company's long-term focus and strategy.

  The Human Health in vitro diagnostic operations is reported under "Medical diagnostics".

***(b) Pharmaceuticals - Milton Pharmaceuticals***

As previously announced and reported, the Milton Pharmaceuticals operations were discontinued from 28 February 2005.

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

An amount of $150,751 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

Income of $260,000 has been reported reflecting a write-back of previous remaining accruals.

The Milton Pharmaceuticals operations are reported under "Pharmaceuticals".

***(c) Industrial Biosystems Pty Ltd***

Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd in March 2006 for $376,000. The Company's sole asset, a land and building situated in Belmont Western Australia, had in past years supported research and development activities but more recently had been leased as a commercial property. An amount of $211,000 was received prior to 30 June 2006, with the final balance of $165,000 received on 6 July 2006.

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 6. DISCONTINUED OPERATIONS (Continued)

| | CONSOLIDATED 2007 | | | | CONSOLIDATED 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Medical diagnostics | Pharma-ceuticals | Industrial Biosystems | Total | Medical diagnostics | Pharma-ceuticals | Industrial Biosystems | Total |
| | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 |
| **(d) Financial performance information** | | | | | | | | |
| Revenues (note 4(h)) | 8,677 | - | - | 8,677 | 17,055 | - | 36 | 17,091 |
| Other income | 25 | 260 | - | 285 | 6 | - | - | 6 |
| Expenses (note 4(i)) | (7,706) | - | - | (7,706) | (11,252) | 34 | (6) | (11,224) |
| Gross profit / (loss) | 996 | 260 | - | 1,256 | 5,809 | 34 | 30 | 5,873 |
| Profit / (loss) on disposal from discontinued operations | 5,667 | - | - | 5,667 | 4,459 | 100 | 61 | 4,620 |
| Profit / (loss) before tax on discontinued operations | 6,663 | 260 | - | 6,923 | 10,268 | 134 | 91 | 10,493 |
| Income tax (expense)/benefit from discontinued operations | - | - | - | - | - | - | - | - |
| **Profit/(loss) after income tax (expense)/benefit from discontinued operations** | 6,663 | 260 | - | 6,923 | 10,268 | 134 | 91 | 10,493 |
| **(e) Asset disposals and liabilities to be settled** | | | | | | | | |
| The carrying amounts of total assets to be disposed of and liabilities to be settled of as at 30 June 2007 are as follows: | | | | | | | | |
| **Assets** | | | | | | | | |
| Current receivables | 4,235 | 8 | - | 4,243 | 4,006 | - | - | 4,006 |
| Non-current receivables | 772 | - | - | 772 | - | - | - | - |
| Inventories | 734 | - | - | 734 | 1,950 | - | - | 1,950 |
| Property, plant and equipment held for disposal | 335 | - | - | 335 | 5,521 | - | - | 5,521 |
| Intangibles | 1,836 | - | - | 1,836 | 1,836 | - | - | 1,836 |
| **Total assets** | 7,912 | - | - | 7,920 | 13,313 | - | - | 13,313 |
| **Liabilities** | | | | | | | | |
| Trade and other payables | 2,876 | 134 | - | 3,010 | 1,770 | 23 | - | 1,793 |
| Provisions | 389 | - | - | 389 | 374 | - | - | 374 |
| **Total liabilities** | 3,265 | 134 | - | 3,399 | 2,144 | 23 | - | 2,167 |
| **Net assets** | 4,647 | (134) | - | 4,521 | 11,169 | (23) | - | 11,146 |
| **(f) Operation cash flows during the year** | | | | | | | | |
| Net operating cash flows | 2,176 | (399) | - | 1,777 | 4,357 | (316) | 36 | 4,077 |
| Net investing cash flows | 10,212 | - | 165 | 10,377 | 6,622 | 1,754 | 211 | 8,587 |
| Net financing cash flows | (12,388) | 399 | (165) | (12,154) | (10,979) | (1,438) | (247) | (12,664) |
| **Net cash inflows/(outflows)** | - | - | - | - | - | - | - | - |

## 7. LOSS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit/(loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all of the dilutive potential ordinary shares into ordinary shares (i.e. options).

Options granted are considered to be potential ordinary shares and have been taken into account in the determination of diluted earnings per share. As the group has incurred losses during the year, the options are not dilutive and therefore not used in the calculation of diluted earnings per share. These options could potentially dilute basic earnings per share in the future.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

| | CONSOLIDATED | |
|---|---|---|
| | **2007** | **2006** |
| | **$ 000** | **$ 000** |
| The following reflects the income and share data used in the calculations of basic and diluted earnings per share | | |
| Net loss | (4,778) | (3,721) |

| | CONSOLIDATED | |
|---|---|---|
| | **2007** | **2006** |
| | **Number of Shares** | **Number of Shares** |
| Weighted average number of ordinary shares used in calculating basic and diluted earnings per share | 228,647,333 | 188,833,432 |

There have been no transactions involving ordinary shares between the reporting date and the date of completion of these financial statements.

Effective 21 July 2007 2,600,000 unlisted employee options were issued to employees with an exercise price of $0.24, expiring 21 July 2013. A further 2,880,000 unlisted options were issued to key executives with an exercise price of $0.24, expiring on 21 July 2009.

To calculate earnings per share amounts for the discontinued operations, the weighted average number of ordinary shares for both basic and diluted amounts is as per table above. The following table provides profit (loss) figure used as numerator:

| | **2007** | **2006** |
|---|---|---|
| | **$ 000** | **$ 000** |
| Net profit attributable to ordinary equity holders of the parent from discontinued operations (Note 6): | 6,923 | 10,493 |

## 8. DIVIDENDS PAID AND PROPOSED

No dividend has been paid or proposed by the Company in relation to the year ended 30 June 2007 (2006: $nil).

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | **$ 000** | **$ 000** | **$ 000** | **$ 000** |
| **Franking credit balance** | | | | |
| Franking credits available for the subsequent financial year calculated on tax paid basis | - | - | 539 | 539 |

## 9. CASH AND CASH EQUIVALENTS

Cash at bank earns interest at floating rates based on daily bank deposit rates.

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| Cash at bank | 3,782 | 354 | 2,444 | 146 |
| Deposits at call | - | 8,389 | - | 5,830 |
| | 3,782 | 8,743 | 2,444 | 5,976 |

The fair value of cash and cash equivalents is $3,782,000 (2006: $8,743,000).

**Reconciliation to Cash FlowStatement**

| | CONSOLIDATED | | | PARENT |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **Reconciliation of the net loss after tax to the net cash flows from operations** | | | | |
| Net loss | (4,778) | (3,721) | (14,342) | (18,673) |
| **Non-cash items** | | | | |
| Depreciation of non-current assets | 279 | 601 | 38 | (31) |
| Amortisation of non-current assets | 44 | 541 | 27 | (20) |
| Share based payments expense | 327 | 88 | 327 | 88 |
| Intercompany charges | - | - | - | - |
| Write-off of tax credit | 418 | - | 418 | - |
| Loss on forward contracts | 654 | - | 654 | - |
| Write-down of non-current assets | 43 | - | - | 4,351 |
| Impairment of financial assets - investment in subsidary | - | - | 8,049 | 10,186 |
| Losses (profits) on sale of property, plant and equipment | - | (14) | - | - |
| Profit on disposal of discontinued operations | (5,667) | (4,620) | - | - |
| Change in NPV of Milestone receivables | - | - | - | - |
| Net foreign currency (gains) losses | 1,131 | (133) | - | - |
| Other | (562) | 116 | - | (37) |
| **Changes in assets and liabilities** | | | | |
| Decrease (increase) in receivables | (136) | (1,233) | (340) | (186) |
| Decrease (increase) in prepayments and other current assets | (73) | 160 | (55) | 112 |
| Decrease (increase) in inventories | (4) | 494 | - | - |
| (Decrease) increase in payables | (2,833) | (468) | 812 | (231) |
| (Decrease) increase in provisions | (343) | (294) | (250) | 111 |
| Decrease increase in assets/liabilities held for sale | 920 | - | - | - |
| Net cash provided by (used in) operating activities | (10,580) | (8,483) | (4,662) | (4,330) |

**Disclosure of financing facilities**
Refer to Note 19 and 23.

## 10. TRADE AND OTHER RECEIVABLES (CURRENT)

**Terms and conditions relating to the above financialinstruments**

| | Notes | CONSOLIDATED 2007 $ 000 | CONSOLIDATED 2006 $ 000 | PARENT 2007 $ 000 | PARENT 2006 $ 000 |
|---|---|---|---|---|---|
| Trade debtors | (i) | 713 | 729 | 14 | 183 |
| Provision for doubtful debts | | - | - | - | - |
| | | 713 | 729 | 14 | 183 |
| Sundry debtors | | 151 | 24 | 575 | 13 |
| Amounts receivable from controlled entities | (ii) | - | - | 9,287 | 770 |
| Australian Taxation Office | | 130 | 35 | 119 | 7 |
| | | 994 | 788 | 9,995 | 973 |

(i) Trade receivables are non-interest bearing and generally are on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable amount is impaired.
(ii) Amounts payable to Agenix Limited from controlled entity at call.
(iii) For terms and conditions relating to related party receivables refer to Note 26.

Details regarding the effective interest rate and credit risk of current receivables are disclosed in Note 23.

## 11. INVENTORIES

| | CONSOLIDATED 2007 $ 000 | CONSOLIDATED 2006 $ 000 | PARENT 2007 $ 000 | PARENT 2006 $ 000 |
|---|---|---|---|---|
| **Raw materials and stores** | | | | |
| At cost | 4 | - | - | - |
| Provision for diminution in value | - | - | - | - |
| | 4 | - | - | - |
| **Work-in-progress** | | | | |
| At cost | - | - | - | - |
| Provision for diminution in value | - | - | - | - |
| | - | - | - | - |
| **Finished goods** | | | | |
| At cost | - | - | - | - |
| Provision for diminution in value | - | - | - | - |
| | - | - | - | - |
| **Total inventories at lower of cost and net realisable value** | 4 | - | - | - |

At 30 June 2007, inventories in Medical Diagnostics were classified as assets held for sale (Note 6).

## 12. RECEIVABLES (NON-CURRENT)

| | CONSOLIDATED 2007 $ 000 | CONSOLIDATED 2006 $ 000 | PARENT 2007 $ 000 | PARENT 2006 $ 000 |
|---|---|---|---|---|
| Wholly-owned group receivables | 46 | - | - | - |
| | 46 | - | - | - |

(a) Details of terms and conditions of related party receivables are set out in Note 26.

## 13. SHARES IN CONTROLLED ENTITIES

| | CONSOLIDATED 2007 $ 000 | CONSOLIDATED 2006 $ 000 | PARENT 2007 $ 000 | PARENT 2006 $ 000 |
|---|---|---|---|---|
| Investment in controlled entities at cost (note 26(a)) | - | - | 11,882 | 26,846 |
| Accumlative impairment losses | - | - | (8,049) | (15,036) |
| | - | - | 3,833 | 11,810 |

## 14. PROPERTY, PLANT AND EQUIPMENT

| | CONSOLIDATED | | | | PARENT | | |
|---|---|---|---|---|---|---|---|
| | Construction in progress $ 000 | Freehold land and buildings $ 000 | Plant and Equipment $ 000 | Total $ 000 | Freehold land and buildings $ 000 | Plant and Equipment $ 000 | Total $ 000 |
| **Year ended 30 June 2007** | | | | | | | |
| As at 1 July 2006, net of accumulated depreciation and amortisation | - | - | 572 | 572 | - | 74 | 74 |
| Additions | - | - | 25 | 25 | - | 16 | 16 |
| Acquisition of subsidiary | 4,631 | - | 537 | 5,168 | - | - | - |
| Disposals | - | - | (2) | (2) | - | - | - |
| Transferred from assets held for sale | - | - | 141 | 141 | - | (1) | (1) |
| Asset written-down to nil | - | - | (21) | (21) | - | - | - |
| Depreciation | - | - | (279) | (279) | - | (38) | (38) |
| Amortisation | - | - | - | - | - | - | - |
| Foreign currency translation difference | (65) | - | (10) | (75) | - | - | - |
| At 30 June 2007, net of accumulated depreciation and amortisation | 4,566 | - | 963 | 5,529 | - | 51 | 51 |
| **At 1 July 2006** | | | | | | | |
| At cost - opening balance | - | - | 1,609 | 1,609 | - | 183 | 183 |
| Accumulated depreciation | - | - | (1,037) | (1,037) | - | (109) | (109) |
| At directors' valuation deemed cost | - | - | - | - | - | - | - |
| Accumulated amortisation | - | - | - | - | - | - | - |
| Net carrying amount | - | - | 572 | 572 | - | 74 | 74 |
| **At 30 June 2007** | | | | | | | |
| At cost | 4,566 | - | 2,279 | 6,845 | - | 196 | 196 |
| Accumulated depreciation | - | - | (1,316) | (1,316) | - | (145) | (145) |
| Net carrying amount | 4,566 | - | 963 | 5,529 | - | 51 | 51 |

| | CONSOLIDATED | | | PARENT | | |
|---|---|---|---|---|---|---|
| | Freehold land and buildings $ 000 | Plant and Equipment $ 000 | Total $ 000 | Freehold land and buildings $ 000 | Plant and Equipment $ 000 | Total $ 000 |
| **Year ended 30 June 2006** | | | | | | |
| As at 1 July 2005, net of accumulated depreciation and amortisation | 4,978 | 1,807 | 6,785 | - | 120 | 120 |
| Additions | 46 | 212 | 258 | - | 22 | 22 |
| Disposals | - | (95) | (95) | - | (38) | (38) |
| Transferred to assets held for sale | (4,641) | (880) | (5,521) | - | - | - |
| Depreciation | (129) | (472) | (601) | - | (30) | (30) |
| Amortisation | (254) | - | (254) | - | - | - |
| At 30 June 2006, net of accumulated depreciation and amortisation | - | 572 | 572 | - | 74 | 74 |
| **At 1 July 2005** | | | | | | |
| At cost - opening balance | 6,890 | 4,548 | 11,438 | - | 221 | 221 |
| Accumulated depreciation | (3,400) | (2,741) | (6,141) | - | (101) | (101) |
| At directors' valuation deemed cost | 2,492 | - | 2,492 | - | - | - |
| Accumulated amortisation | (1,004) | - | (1,004) | - | - | - |
| Net carrying amount | 4,978 | 1,807 | 6,785 | - | 120 | 120 |
| **At 30 June 2006** | | | | | | |
| At cost | - | 1,609 | 1,609 | - | 183 | 183 |
| Accumulated depreciation | - | (1,037) | (1,037) | - | (109) | (109) |
| Net carrying amount | - | 572 | 572 | - | 74 | 74 |

The useful life of the assets was estimated as follows both for 2007 and 2006:

Buildings – over 40 to 50 years
Plant and equipment – over 3 to 20 years

## 15. INTANGIBLE ASSETS

| | CONSOLIDATED | | | | | PARENT | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brand names at cost $ 000 | Intellectual Property | Patents and licences $ 000 | Software $ 000 | Total $ 000 | Brand names at cost $ 000 | Intellectual Property | Patents and licences $ 000 | Software $ 000 | Total $ 000 |
| **As at 1 July 2006** | | | | | | | | | | |
| Cost (gross carrying amount) | - | - | - | 423 | 423 | - | - | - | 115 | 115 |
| Accumulated amortisation | - | - | - | (322) | (322) | - | - | - | (45) | (45) |
| Net carrying amount | - | - | - | 101 | 101 | - | - | - | 70 | 70 |
| **Year ended 30 June 2007** | | | | | | | | | | |
| At 1 July 2006, net of accumulated amortisation | - | - | - | 101 | 101 | - | - | - | 70 | 70 |
| Additions | - | | - | - | - | - | - | - | - | - |
| Acquisition of subsidiary (note 24) | - | 15,182 | - | - | 15,182 | - | - | - | - | - |
| Transferred to assets held for sale | - | - | - | - | - | - | - | - | - | - |
| Disposals | - | - | - | (1) | (1) | - | - | - | - | - |
| Asset written-down to nil | - | - | - | (8) | (8) | - | - | - | - | - |
| Amortisation | - | | - | (44) | (44) | - | - | - | (27) | (27) |
| Foreign currency translation difference | - | (128) | - | - | (128) | | | | | |
| At 30 June 2007, net of accumulated amortisation | - | 15,054 | - | 48 | 15,102 | - | - | - | 43 | 43 |
| **At 30 June 2007** | | | | | | | | | | |
| Cost (gross carrying amount) | - | 15,054 | - | 414 | 15,468 | - | - | - | 115 | 115 |
| Accumulated amortisation | - | - | - | (366) | (366) | - | - | - | (72) | (72) |
| Net carrying amount | - | 15,054 | - | 48 | 15,102 | - | - | - | 43 | 43 |

| | CONSOLIDATED | | | | | PARENT | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brand names at cost $ 000 | Intellectual Property | Patents and licences $ 000 | Software $ 000 | Total $ 000 | Brand names at cost $ 000 | Intellectual Property | Patents and licences $ 000 | Software $ 000 | Total $ 000 |
| **As at 1 July 2005** | | | | | | | | | | |
| Cost (gross carrying amount) | 3,428 | - | 1,868 | 410 | 5,706 | - | - | - | 117 | 117 |
| Accumulated amortisation and impairment | - | - | (478) | (288) | (766) | - | - | - | (25) | (25) |
| Net carrying amount | 3,428 | - | 1,390 | 122 | 4,940 | - | - | - | 92 | 92 |
| **Year ended 30 June 2006** | | | | | | | | | | |
| At 1 July 2005, net of accumulated amortisation | 3,428 | - | 1,390 | 122 | 4,940 | - | - | - | 92 | 92 |
| Additions | - | - | - | 17 | 17 | - | - | - | - | - |
| Transferred to assets held for sale | (1,836) | - | - | - | (1,836) | - | - | - | - | |
| Disposals | (1,592) | - | (1,139) | (4) | (2,735) | - | - | - | (2) | (2) |
| Amortisation | - | - | (251) | (34) | (285) | - | - | - | (20) | (20) |
| At 30 June 2006, net of accumulated amortisation | - | - | - | 101 | 101 | - | | - | 70 | 70 |
| **At 30 June 2006** | | | | | | | | | | |
| Cost (gross carrying amount) | - | - | - | 423 | 423 | - | - | - | 115 | 115 |
| Accumulated amortisation and impairment | - | - | - | (322) | (322) | - | - | - | (45) | (45) |
| Net carrying amount | - | - | - | 101 | 101 | - | - | - | 70 | 70 |

The excess of Consideration paid for SHRG and the Company's stake in YSY over the net fair value of net tangible assets acquired, represents the inherent intellectual property. Refer to note 24 for further details.

Software has been determined to have a finite life and is amortised using the straight line method over a period of 3 to 5 years. If an impairment indication arises, the recoverable amount is estimated and the expense is taken to the income statement.

No impairment loss was recognised for the 2007 financial year.

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

### 16. SHARE-BASED PAYMENT PLANS

**Employee option plan**
An employee option plan was approved by the shareholders on 8 June 2001. Under the plan all Directors, executives and staff of the Consolidated Entity are eligible to be issued with options over the ordinary shares of Agenix Limited. Options are issued to all full-time and part-time employees at the discretion of the Board at an exercise price calculated as the average closing price for the twenty trading days prior to the grant date. The options are issued for a maximum term of six years and have a maximum vesting period of two years from date of grant. Employees forfeit their options if they cease employment with the Company prior to the options vesting. The options cannot be transferred and are not quoted on the Australian Securities Exchange. Option holders do not participate in any share issue of the Company or any other body corporate. They have no voting powers.

The expense recognised in the income statement in relation to share-based payments is disclosed in note 4(f) and note 4(k).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options during the year:

| | Notes | 2007 No. | 2007 WAEP $ | 2006 No. | 2006 WAEP $ |
|---|---|---|---|---|---|
| Balance at the beginning of the year | 1 | 7,844,450 | 0.4307 | 13,308,225 | 0.4752 |
| Granted | | 21,116,250 | 0.4786 | 2,578,750 | 0.2928 |
| Forfeited | | (2,152,500) | 0.4144 | (8,042,525) | 0.4483 |
| Exercised | | - | - | - | - |
| Balance at the end of the year | 2 | 26,808,200 | 0.4700 | 7,844,450 | 0.4307 |
| Exercisable at the end of the year | | 4,509,950 | 0.4750 | 3,173,950 | 0.3621 |

Notes:
1 See table 16(a)
2 See table 16(b)

During the financial year, no employees or consultants exercised options to acquire fully paid ordinary shares in Agenix Limited.

The average remaining contractual life for the share options outstanding as at 30 June 2007 is between 1 and 6 years (2006: 1 and 6 years).

The range of exercise price for options outstanding granted during the year was $0.2200 -$0.7000 (2006: $0.2928-$0.7028).

The weighted average fair value of options granted during the year was $0.4801 as valued by the Black-Scholes option pricing model.

**(a) Options held at the beginning of the reporting period:**
The following table summarises information about options held by employees as at 1 July 2006:

| Number of options | Grant date | Vesting date | Expiry date | WAEP $ |
|---|---|---|---|---|
| 1,230,200 | 20 July 2001 | 19 July 2003 | 20 July 2007 | 0.3228 |
| 607,500 | 14 March 2003 | 25 July 2004 | 25 July 2008 | 0.3328 |
| 1,306,250 | 6 October 2003 | 21 July 2005 | 21 July 2009 | 0.4128 |
| 30,000 | 1 February 2004 | 31 January 2006 | 31 January 2010 | 0.7028 |
| 1,418,000 | 21 September 2004 | 21 July 2006 | 21 July 2010 | 0.6728 |
| 1,250,000 | 18 November 2004 | 18 November 2006 | 18 November 2010 | 0.5428 |
| 2,002,500 | 31 August 2005 | 21 July 2007 | 21 July 2011 | 0.2928 |
| 7,844,450 | | | | |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

### 16. SHARE-BASED PAYMENT PLANS (continued)

**(b) Options held at the end of the reporting period:**

The following table summarises information about options held by employees as at 30 June 2007:

| Number of options | Grant date | Vesting date | Expiry date | WAEP $ |
|---|---|---|---|---|
| 1,014,200 | 20 July 2001 | 19 July 2003 | 20 July 2007 | 0.3228 |
| 457,500 | 14 March 2003 | 25 July 2004 | 25 July 2008 | 0.3328 |
| 842,500 | 6 October 2003 | 21 July 2005 | 21 July 2009 | 0.4128 |
| 945,750 | 21 September 2004 | 21 July 2006 | 21 July 2010 | 0.6728 |
| 1,250,000 | 18 November 2004 | 18 November 2006 | 18 November 2010 | 0.5428 |
| 1,328,250 | 31 August 2005 | 21 July 2007 | 21 July 2011 | 0.2928 |
| 1,470,000 | 31 August 2006 | 21 July 2008 | 21 July 2012 | 0.2200 |
| 500,000 | 21 November 2006 | 21 July 2008 | 21 July 2012 | 0.2500 |
| 3,000,000 | 21 November 2006 | 15 December 2007 | 15 December 2011 | 0.5300 |
| 1,000,000 | 21 November 2006 | 15 December 2008 | 15 December 2011 | 0.5300 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.3000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.4000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.5000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.6000 |
| 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.7000 |
| 26,808,200 | | | | |

The following table lists the inputs to the model used for the years ended 30 June 2006 and 30 June 2007:

| | O22 | O21B | O21A | O20 | O19 | O18 | O17 | O16 | O13 | O10 | OP 8 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Dividend yield (%) | - | - | - | - | - | - | - | - | - | - | - |
| Expected Volatility (%) | 48.90% | 51.49% | 49.61% | 49.61% | 47.1% | 47.9% | 48.1% | 48.7% | 47.3% | 49.6% | 44.4% |
| Risk-free interest rate (%) | 5.80% | 6.00% | 5.80% | 5.80% | 5.30% | 5.20% | 5.60% | 5.90% | 5.90% | 5.90% | 5.40% |
| Expected life of options (years) | 5.41 | 2.00 | 4.82 | 5.64 | 5.75 | 5.64 | 5.75 | 5.60 | 5.75 | 5.54 | 5.12 |
| Option exercise price ($) | 0.2400 | 0.5300 | 0.5300 | 0.2200 | 0.4000 | 0.2928 | 0.5428 | 0.6728 | 0.7028 | 0.4128 | 0.3328 |
| Weighted average share price at grant date ($) | 0.25 | 0.55 | 0.55 | 0.22 | 0.26 | 0.30 | 0.64 | 0.55 | 0.71 | 0.69 | 0.29 |

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The fair value of options is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instrument was granted.

Subsequent to year end the following options were granted:

Effective 21 July 2007 2,600,000 options were issued to employees pursuant to the Company's annual option grant policy. These options have a vesting period of 2 years, an exercise price of $0.24 and expire on 21st July 2013. As part of remuneration for additional duties performed for the Company, the Company intends to issue 125,000 options to Mr Karl Schlobohm (a Non-Executive Director) on the same terms and conditions as outlined, but subject to shareholder approval.

Also effective 21 July 2007 the Board of Directors issued 2,880,000 "short-term" options to employees as a "one-off" exercise to provide incentive to Company management due to the significant difference between the historical option prices and the recent share price performance. These options were issued with an exercise price of $0.24, vest immediately, and expire after 24 months. The Company also intends to issue 3,120,000 options to Mr Neil Leggett (CEO and Managing Director) on the same terms and conditions as outlined, but subject to shareholder approval.

**(c) Options issued to consultants:**

| Number of options | Grant date | Vesting date | Expiry date | WAEP $ |
|---|---|---|---|---|
| 250,000 | 27 December 2002 | 22 September 2004 | 22 September 2009 | 0.4000 |
| 200,000 | 1 January 2006 | 1 January 2006 | 1 January 2012 | 0.4000 |
| 450,000 | | | | |

## 17. TRADE AND OTHER PAYABLES (CURRENT)

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| Trade creditors | 1,402 | 1,288 | 319 | 181 |
| Amounts payable to controlled entities | - | - | 7,318 | 2,088 |
| Other creditors | 2,855 | 329 | 745 | 71 |
| Loans to related parties | 364 | - | - | - |
| | 4,621 | 1,617 | 8,382 | 2,340 |

**(a) Terms and conditions relating to the above financial instruments**

(i) Trade creditors are non-interest bearing and are normally settled on 7 to 60 day terms.
(ii) Amounts payable from Agenix Limited to controlled entities are at call.
(iii) Other creditors in the nature of accounting accruals, are non-interest bearing and have a an average term of 6 months.
(iv) Related party payables relate to amounts owing to ex-shareholders of SHRG, these amounts are interest free and payable on demand.

Information regarding the effective interest rate and credit risk of current payables is set out in note 23.

## 18. DERIVATIVE FINANCIAL INSTRUMENTS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **Current liabilities** | | | | |
| Forward currency contracts | 654 | - | 654 | - |
| | 654 | - | 654 | - |

USD forward foreign exchange contracts were taken out to reduce the Company's exposure to fluctuations in foreign exchange rates for contracted cashflows related to the China acquisition. These contracts are fair valued by comparing the contract rate to the market rates with the same length of maturity. All movements in fair value are recognised in profit or loss in the period they occur.

At balance date, the Consolidated Entity had five (5) outstanding forward contracts to buy United States dollars (USD) and sell Australian dollars (AUD) for a total value of USD 6,325,000 settling in 30 days at an average exchange rate of AUD/USD 0.7831. The hedge is not considered to have the level of specificity required to classify it as a specific hedge.

## 19. INTEREST AND NON-INTEREST BEARING LOANS AND BORROWINGS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **(a) Current** | | | | |
| Commercial bill facility | - | 4,976 | - | 4,976 |
| Interest bearing liabilities (i) | 666 | - | - | - |
| Non-interest bearing loans | 2,262 | - | - | - |
| | 2,928 | 4,976 | - | 4,976 |
| **(b) Non-current** | | | | |
| Commercial bill facility | - | - | - | - |
| Interest bearing loans (i) | 2,063 | - | - | - |
| | 2,063 | - | - | - |
| **(c) Financing facilities available** | | | | |
| At the reporting date the following financing facilities had been negotiated and were available | | | | |
| Total facilities: | | | | |
| commercial bills | - | 5,000 | - | 5,000 |
| Facilities used at reporting date: | | | | |
| commercial bills | - | 5,000 | - | 5,000 |
| Facilities unused at reporting date: | | | | |
| commercial bills | - | - | - | - |
| **(d) Assets pledged as security** | | | | |
| **Current** | | | | |
| *Floating charge* | | | | |
| Cash and cash equivalents | - | 8,743 | - | 5,976 |
| Receivables | - | 788 | - | 973 |
| | - | 9,531 | - | 6,949 |
| **Non-current** | | | | |
| *First mortgage* | | | | |
| Property, plant and equipment | - | 572 | - | 74 |
| Available for sale assets | - | 13,313 | 8 | - |
| | - | 13,885 | 8 | 74 |
| Total assets pledged as security | - | 23,416 | 8 | 7,023 |

(i). SHRG has a restructuring loan payable to a Chinese development company. The Chinese management team are conducting discussions with the lenders in relation a repayment schedule, however no agreement on terms has been finalised.

## 20. PROVISIONS

| | Items in relation to Milton $ 000 | Long service leave $ 000 | Annual leave $ 000 | Surplus leased space $ 000 | Total $ 000 |
|---|---|---|---|---|---|
| **CONSOLIDATED** | | | | | |
| **At 1 July 2006** | 31 | 144 | 146 | 362 | 683 |
| Acquisition of subsidiary | - | - | - | - | - |
| Expensed (credited ) to income statement | 14 | 248 | 243 | (152) | 353 |
| Utilised | (45) | - | (85) | (59) | (189) |
| Transferred to liabilities held for sale (note 6) | - | (298) | (163) | - | (461) |
| At 30 June 2007 | - | 94 | 141 | 151 | 386 |
| Current 2007 | - | 51 | 141 | 58 | 250 |
| Non-current 2007 | - | 43 | - | 93 | 136 |
| | - | 94 | 141 | 151 | 386 |
| Current 2006 | 31 | 112 | 146 | 53 | 342 |
| Non-current 2006 | - | 32 | - | 309 | 341 |
| | 31 | 144 | 146 | 362 | 683 |

| | Items in relation to Milton $ 000 | Long service leave $ 000 | Annual leave $ 000 | Surplus leased space $ 000 | Total $ 000 |
|---|---|---|---|---|---|
| **PARENT** | | | | | |
| **At 1 July 2006** | 31 | 52 | 57 | 362 | 502 |
| Expensed (credited ) to income statement | 14 | 8 | 61 | (152) | (69) |
| Utilised | (45) | (36) | (41) | (58) | (180) |
| At 30 June 2007 | - | 24 | 77 | 152 | 253 |
| Current 2007 | - | - | 77 | 58 | 135 |
| Non-current 2007 | - | 24 | - | 94 | 118 |
| | - | 24 | 77 | 152 | 253 |
| Current 2006 | 31 | 45 | 57 | 53 | 186 |
| Non-current 2006 | - | 7 | - | 309 | 316 |
| | 31 | 52 | 57 | 362 | 502 |

**Surplus lease space**

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

This provision recognised for the present value of total expected outlays relating to the surplus leased space, as specified under the lease agreement, net of expected sub-leased rental revenue.

## 21. CONTRIBUTED EQUITY AND RESERVES

| | CONSOLIDATED | | | PARENT |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **(a) Issued and paid up capital** | | | | |
| Ordinary shares fully paid | 64,811 | 50,114 | 64,811 | 50,114 |
| Less: escrowed shares to SHRG Vendors | (5,419) | - | (5,419) | - |
| Total contributed equity attributable to members of the Company | 59,392 | 50,114 | 59,392 | 50,114 |

**(b) Terms and conditions of contributed equity**

**Ordinary shares**

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in the proportion to the number of and amounts paid up on shares held.

**Escrowed Shares**

Ordinary fully-paid shares were issued to the SHRG Vendors on 17 April 2007. The shares have been funded by a non-cash loan by Agenix at an annual interest rate of 8% secured over the shares. Shares are escrowed 50% to 17 April 2008, 30% to 17 April 2009 and 20% to 17 April 2010. The shares will not be released from Escrow unless the shareholders warranties in the agreement for the SHRG aquisition are satisfied.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of Shares | $'000 | Number of Shares | $'000 |
| **(c) Movement in ordinary shares on issue** | | | | |
| Balance at the beginning of the financial year | 212,595,820 | 50,114 | 157,567,565 | 37,664 |
| Issued during the year | | | | |
| - Employee options exercised during the year | - | - | - | - |
| - 1:4 non-renouncable entitlement offer | 61,121,205 | 6,723 | 41,391,891 | 10,348 |
| Cost of the non-renounceble entitlement offer | - | (550) | - | (718) |
| $3.5 million share placement | 31,889,000 | 3,508 | 13,636,364 | 3,000 |
| Cost of the share placement | - | (403) | - | (180) |
| Balance at the end of the financial year | 305,606,025 | 59,392 | 212,595,820 | 50,114 |

**(d) Terms and conditions of share options**

Options are offered to employees on an annual basis under the Employee Option Plan. Details of the plan can be found in note 16. Options are also issued to certain external consultants to the company.

Details of options granted to external consultants are as follows:

| | 2007 | | 2006 | | |
|---|---|---|---|---|---|
| | Expiry 1/01/2012 Number of 40c Options | Expiry 22/09/2009 Number of 40c Options | Expiry 1/01/2012 Number of 40c Options | Expiry 31/10/2010 Number of 71c Options | Expiry 22/09/2009 Number of 40c Options |
| **Share options** | | | | | |
| Balance at the beginning of the financial year | 200,000 | 250,000 | - | 30,000 | 250,000 |
| - granted | - | - | 200,000 | - | |
| - forfeited | - | - | - | (30,000) | - |
| - exercised | - | - | - | - | - |
| Balance at the end of the financial year | 200,000 | 250,000 | 200,000 | - | 250,000 |

Options cannot be transferred and are not quoted on the Australian Securities Exchange. Option holders do not participate in any share issue or interest issue of the Company or any other body corporate. They have no voting powers.

## 21. CONTRIBUTED EQUITY AND RESERVES (continued)

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **(e) Movement in accumulated losses** | | | | |
| Balance at beginning of the financial year | (39,375) | (35,654) | (42,628) | (23,955) |
| Net loss attributable to members of Agenix Limited | (4,773) | (3,721) | (14,342) | (18,673) |
| Balance at end of the financial year | (44,148) | (39,375) | (56,970) | (42,628) |

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **(f) Share option reserves** | | | | |
| At 1 July | 3,472 | 3,384 | 3,472 | 3,384 |
| Milestone payments (see note 24) | 510 | - | 510 | - |
| Share options issued as payments for SHRG (see note 24) | 289 | - | 289 | - |
| Share based payments | 327 | 88 | 327 | 88 |
| At 30 June | 4,598 | 3,472 | 4,598 | 3,472 |

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **(g) Movement in Minority interest** | | | | |
| Balance at beginning of the financial year | - | - | - | - |
| Net loss attributable to Minority Interest | (5) | - | - | - |
| Balance at end of the financial year | (5) | - | - | - |

### Nature and purpose of reserves
The share option reserve is used to record the fair value of options issued.

*Share based payments*
The share based payments expense line is used to record the value of options provided to employees and Directors as part of their remuneration. Refer to Note 16 for further details.

*Milestone payments and share options issued for the acquisition of SHRG (refer to note 24)*
The Milestone options and share options issued for the acquisition of SHRG have been valued using the Black-Scholes model, which takes into account factors including the option exercise price, the current level of volatility of the underlying share price, the risk free interest rate, expected dividends of the underlying share, current market price of the underlying share and expected life of the option. Refer to note 24 (a) for details of the option terms.

## 22. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise the commercial facility, cash and short-term deposits.
The main purpose of these financial instruments is to raise finances for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables which arise directly from its operations. The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and liquidity risk.

**Foreign currency risk**
The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the Group's measurement currency particularly with the US dollar and the Chinese RMB. The Group manages this through the use of US dollar bank accounts as well as forward exchange contracts designed to hedge specified amounts for foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the Consolidated Entity against unfavourable exchange rate movements for both contracted and anticipated future sales and purchases undertaken in foreign currencies. The accounting policy in regards to forward exchange contracts is detailed in Note 2(e).

At balance date, the Consolidated Entity had five outstanding forward contracts to buy United States dollars (USD) and sell Australian dollars (AUD) for a total value of USD 6,325,000 settling in 30 days. The hedge is not considered to have the level of specificity required to classify it as a specific hedge.

**Credit risk exposure**
It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

Credit risk in trade receivables is managed in the following ways:

- payment terms are 30 days for domestic customers and 60 days for international customers; and
- a risk assessment process is used for customers with balances over $25,000.

**Liquidity risk**
The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profile of financial assets and liabilities.

## 23. FINANCIAL INSTRUMENTS

**Net fair values**
All financial assets and liabilities have been recognised at the balance date at their fair values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

**Recognised financial instruments**
*Cash, cash equivalents:* The carrying amount approximates fair value because of the short term to maturity.

*Trade receivables, trade creditors:* The carrying amount approximates fair value because of the short term to maturity of the instruments.

*Interest bearing loans and borrowings:* The carrying amount approximates fair value because of the short term to maturity of the instruments.

*Long-term interest bearing loans and borrowings:* The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

*Non-interest bearing loans (current):* The carrying amount approximates fair value of the investments because of the short term to maturity.

*Long-term non-interest bearing loans:* The carrying amount approximates fair value of the investments because of the short term to maturity.

*Forward exchange contracts:* The fair values of forward exchange contracts is determined as the recognised gain or loss at Reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

## 23. FINANCIAL INSTRUMENTS (continued)

### Interest rate risks

The following table sets out the carrying amounts, by maturity, of the financial instruments exposed to interest rate risks:

| Year ended 30 June 2007 | Floating interest rate | FIXED INTEREST RATE MATURING IN: 1 year or less | 1 to 5 years | Non-interest bearing | Total carrying amount as per balance sheet | Weighted average effective interest rate |
|---|---|---|---|---|---|---|
| | 2007 | 2007 | 2007 | 2007 | 2007 | 2007 |
| | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | % |
| **CONSOLIDATED** | | | | | | |
| **Interest rate risk** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and deposits | 3,781 | - | - | 1 | 3,782 | 5.61% |
| Trade and other receivables | - | - | - | 994 | 994 | N/A |
| Reveivables non-current | - | - | - | 46 | 46 | N/A |
| Total financial assets | 3,781 | - | - | 1,041 | 4,822 | |
| **Financial liabilities** | | | | | | |
| Trade and sundry creditors | - | - | - | 4,621 | 4,621 | N/A |
| Derivative financial instruments | - | - | - | 654 | 654 | N/A |
| Interest bearing loans and borrowings (i) | - | 666 | - | - | 666 | 12.00% |
| Non-interest bearing loans - Current | 2,262 | - | - | - | 2,262 | N/A |
| Interest bearing loans and borrowings non-curr | - | - | 2,063 | - | 2,063 | 12.00% |
| Total financial liabilities | 2,262 | 666 | 2,063 | 5,275 | 10,266 | |

| | Floating interest rate | FIXED INTEREST RATE MATURING IN: 1 year or less | 1 to 5 years | Non-interest bearing | Total carrying amount as per balance sheet | Weighted average effective interest rate |
|---|---|---|---|---|---|---|
| | 2007 | 2007 | 2007 | 2007 | 2007 | 2007 |
| | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | % |
| **PARENT** | | | | | | |
| **Interest rate risk** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and deposits | 2,444 | - | - | - | 2,444 | 5.61% |
| Trade and other receivables | - | - | - | 9,995 | 9,995 | N/A |
| Total financial assets | 2,444 | - | - | 9,995 | 12,439 | |
| **Financial liabilities** | | | | | | |
| Short term borrowings | - | - | - | - | - | N/A |
| Trade and sundry creditors | - | - | - | 8,382 | 8,382 | N/A |
| Derivative financial statements | - | - | - | 654 | 654 | N/A |
| Interest-bearing loans and borrowings | - | - | - | - | - | N/A |
| Non-interest bearing loans - current | - | - | - | - | - | N/A |
| Non-interest bearing loans - non-current | - | - | - | - | - | N/A |
| Total financial liabilities | - | - | - | 9,036 | 9,036 | |

(i). This relates to an SHRG restructuring loan payable to a Chinese development company. The Chinese management team are conducting discussions with the lenders in relation to a repayment schedule, however no agreement has been met.

## 23. FINANCIAL INSTRUMENTS (continued)

| Year ended 30 June 2006 | Floating interest rate | FIXED INTEREST RATE MATURING IN: 1 year or less | 1 to 5 years | Non-interest bearing | Total carrying amount as per balance sheet | Weighted average effective interest rate |
|---|---|---|---|---|---|---|
| | 2006 | 2006 | 2006 | 2006 | 2006 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | % |
| **CONSOLIDATED** | | | | | | |
| **Interest rate risk** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and deposits | 8,742 | - | - | 1 | 8,743 | 5.24% |
| Trade and other receivables | - | - | - | 788 | 788 | N/A |
| Total financial assets | 8,742 | - | - | 789 | 9,531 | |
| **Financial liabilities** | | | | | | |
| Commercial bills | 4,976 | - | - | - | 4,976 | 6.43% |
| Trade and sundry creditors | - | - | - | 1,617 | 1,617 | N/A |
| Total financial liabilities | 4,976 | - | - | 1,617 | 6,593 | |

| | Floating interest rate | FIXED INTEREST RATE MATURING IN: 1 year or less | 1 to 5 years | Non-interest bearing | Total carrying amount as per balance sheet | Weighted average effective interest rate |
|---|---|---|---|---|---|---|
| | 2006 | 2006 | 2006 | 2006 | 2006 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 | $ 000 | % |
| **PARENT** | | | | | | |
| **Interest rate risk** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and deposits | 5,976 | - | - | - | 5,976 | 5.47% |
| Trade and other receivables | - | - | - | 973 | 973 | N/A |
| Total financial assets | 5,976 | - | - | 973 | 6,949 | |
| **Financial liabilities** | | | | | | |
| Commercial bills | 4,976 | - | - | - | 4,976 | 6.43% |
| Trade and sundry creditors | - | - | - | 2,340 | 2,340 | N/A |
| Total financial liabilities | 4,976 | - | - | 2,340 | 7,316 | |

## 24. BUSINESS COMBINATIONS

**(a) Summary of acquisition**

On 5th June 2007 Agenix acquired 100% of the business and assets of Shanghai Rui Guang Bio-Pharma Development Co. (SHRG) and a 96% interest in Shanghai Yi Sheng Yuan Pharmaceutical Co. Ltd (YSY). The remaining 4% of YSY is owned by The Economic Association of Zhou Pu Town, Nunhui District, Shanghai and is disclosed in the financial statements as a minority interest. Agenix registered a wholly owned foreign enterprise, (WOFE) Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd. to act as the Chinese resident holding Company for the acquisition of the acquired Chinese assets and companies. The Company has full control over the assets of SHRG.

The fair value of the identifiable assets and liabilities of SRHG and YSY combined as at the date of acquisition were:

| | Fair Value $'000 | Acquiree's carrying amount $'000 |
|---|---|---|
| Cash | 306 | 306 |
| Trade and other receivables | 70 | 70 |
| Other current assets | 216 | 216 |
| Fixed assets | 537 | 537 |
| Construction in progress | 4,631 | 4,631 |
| | 5,760 | 5,760 |
| Trade and other payables | (5,450) | (5,450) |
| Non-interest bearing loans and borrowings | (2,262) | (2,262) |
| Interest bearing loans and borrowings | (2,729) | (2,729) |
| | (10,441) | (10,441) |
| Fair value of identifiable net assets | (4,681) | |
| Intangible arising on acquisition (note 15) | 15,182 | |
| | **10,501** | |
| Cost of the combination: | | |
| Cash paid | 7,751 | |
| Cash payable (iii) | 387 | |
| 15,000,000 Share Options issued, at fair value (ii) | 289 | |
| 10,325,000 Milestone Options, at fair value (i) | 510 | |
| Direct costs relating to the acquisition | 1,564 | |
| | **10,501** | |
| The cash outflow on acquisition is as follows: | | |
| Cash acquired with the subsidiary | 306 | |
| Cash consideration paid | (7,751) | |
| Direct costs relating to the acquisition | (1,564) | |
| | **(9,009)** | |

Since acquisition date, 5th June 2007, Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd has contributed $156,168 to the Group loss. No revenue from operations have been received during this period as the market launch of YouHeDing is still in progress. The disclosure of this sub-group's financial results for the complete financial year would not be reflective of future performance expected from operations.

In accordance with AASB 3 Business Combinations, the acquirer has a period of 12 months for the date of acquisition to complete the final allocation of the purchase price to the fair value of the identifiable net assets. Initial accounting for the China acquisition has provisionally allocated a fair value of $15.182 million to intellectual property. The Company will be performing a final assessment of the allocation of fair value allocations to net assets and to intellectual property during the 2007 financial year. Should there be any subsequent adjustments, these adjustments will be recognised in future periods with corresponding adjustments to comparative amounts.

**24. BUSINESS COMBINATIONS (continued)**

(i). Additional cash consideration of $393,348 is payable upon the granting of a drug license for the YouHeDing (YHD) drug.

(ii). Fifteen million options, over fully paid Agenix Limited shares, were issued on 17 April 2007 and were valued using the Black-Scholes model. The options are in five tranches of 3 million, subject to a 3 year vesting period, an expiry period of 6 years and exercise prices ranging from $0.30 for the first tranche and increasing in $0.10 increments for the final tranche of $A0.70. The options may be exercised at any time during the three year period after vesting (17 April 2010) and will expire automatically if not exercised during that period.

The Share Options, as noted above, have been valued using the Black-Scholes model, which takes into account factors including the option exercise price, the current level of volatility of the underlying share price, the risk free interest rate, expected dividends of the underlying share, current market price of the underlying share and expected life of the option.

(iii). These Milestone Options are grantable upon the commencement of Phase I trials in PRC for new anti-infective & anti-cancer drugs these events are currently considered probable. Under the terms of the Master Agreement, the exercise price per share option will be the weighted average share price for the 10 trading days prior to the achievement of the milestone but shall not be less than $0.16 The component of the investment cost outlined above as being represented by the Milestone Options utilises an exercise price of $0.16. The options may be exercised within five years after completion of achievement of each milestone.

The Milestones Options, as noted above, have been valued using the Black-Scholes model, which takes into account factors including the option exercise price, the current level of volatility of the underlying share price, the risk free interest rate, expected dividends of the underlying share, current market price of the underlying share and expected life of the option.

(b) In addition to the Milestone Options and Share Options, the acquisition agreement calls for the issuance of a number of options[(i)] on achievement of five specific milestones. As the achievement of these milestones is not currently considered probable, they have not been included in the cost of the combination. Following are details of the specific milestones:

| Value of Milestone | Milestone |
|---|---|
| RMB 20 million | Receipt by SHRG of a grant to the value of RMB 20 million from the government of the People's Republic of China. |
| RMB 6 million | Achievement of SHRG's budgeted profit and cash flow during the first 12 months after completion. |
| RMB 5 million | Achievement of sales of RMB 60 million ($9.9 million) over a period of 12 continuous months. |
| RMB 5 million | Achievement of sales of RMB 100 million ($16.5 million) over a period of 12 continuous months. |
| RMB 5 million | Achievement of net profit of RMB 25 million over 12 continuous months. |

(i). The number of options to be issued will be calculated by taking the value attributed to each milestone divided by the average Agenix share price for the ten days prior to achievement of the milestone (the Agenix share price may not be lower than $0.16 or higher than $0.50). The options expire five years from 21st May 2007, regardless of whether they are granted or not, and have an exercise price of $1.00.

(c) **Other information regarding the Business Combination.**
As disclosed in note 26 (b)(i) and note 21, a loan for $5,419,000, bearing interest at 8%, was issued to the SHRG Vendors on 17 April 2007 to acquire ordinary shares in Agenix Limited. These shares are in escrow at 30 June 2007. The shares will not be released from escrow unless the shareholders warranties are satisfied. Both the loan and the related shares have not been recorded in the Balance Sheet however the details with regards to these transactions have been disclosed in full.

## 25. COMMITMENTS AND CONTINGENCIES

### (a) Lease expenditure commitments

| | CONSOLIDATED | | | PARENT |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| Operating leases (non-cancellable) | | | | |
| Minimum lease payments | | | | |
| not later than one year | 917 | 458 | 71 | 86 |
| later than one year and not later than five years | 3,885 | 2,394 | 841 | 794 |
| later than five years | 17,154 | 535 | 7 | 107 |
| Aggregate lease expenditure contracted but not capitalised in the accounts at reporting date. | 21,956 | 3,387 | 919 | 987 |

Operating leases have an average remaining lease term of 8 years. Assets that are the subject of operating leases are property and building.

*Carole Park property*
The Company has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland. The property is currently sub-leased until April 2008.

*Sale/leaseback of Acacia Ridge property*
On 26 June 2006 Agenix signed a sale and leaseback agreement of the Company's head office in Acacia Ridge. The initial lease term is 6 years, with two option periods of 4 years each. These lease commitments are included above.

*Agenix Bio-pharmaceutical (Shanghai) Co.Ltd*
YSY has entered into a lease agreement with a PRC owned Company, for a period of 15 years, expiring on 30 September 2020. SHRG has an office rental agreement ceasing on 22 May 2010

### (b) Research and development commitments

At 30 June 2007, commitments in relation to the clinical trials currently being undertaken for ThromboView®, totalled $119,903 (2006: $1,050,587). These commitments will become due and payable not later than one year.

### (c) Expenditure commitments relating to the disposal of the Milton Group and the Animal Health unit are disclosed in Note 6.

### (d) Contingent liability

***Legal dispute over consulting fees***
A former consultant of the Company has commenced legal proceedings in Australia against the Company in relation to the Animal Health business transaction announced 7 April 2006. The consultant is seeking fees of $500,000 plus reimbursement of legal fees plus interest.

The Company has received legal advice. Based on that advise, the company believes that is has no liability whatsoever.

If the matter proceeds to trial, the Company's potential exposure is estimated at $820,000. The company has recorded an accrual of $746,000 in the Balance Sheet as at 30 June 2007.

## 26. RELATED PARTY DISCLOSURE

**Ultimate parent**
Agenix Limited is the ultimate parent Company of the Consolidated Entity.

**Wholly owned group transactions**
Loans made by Agenix Limited to wholly owned subsidiaries, carry an interest rate of 10% (2006: 10%). The loans made by Agenix Limited to wholly owned subsidiaries and loans from wholly-owned subsidiaries to Agenix Limited are non-secured and have no formal repayment terms, but will not be repaid within 12 months from the date of these accounts.

| | INVESTMENT IN ORDINARY SHARES AT COST | | PERCENTAGE OWNED | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | % | % |
| **(a) Controlled entities of Agenix Limited** | | | | |
| Agenix (Shanghai) Bio-pharma Co., Limited | 71,735 | - | 100.00% | - |
| AGEN Limited | 11,810,000 | 11,810,000 | 100.00% | 100.00% |
| Agen Biomedical | - | - | 100.00% | 100.00% |
| Agen Inc | - | - | 100.00% | 100.00% |
| Jemaka Pty Ltd | - | - | 100.00% | 100.00% |
| Agenix Asia Pacific Pte Ltd | 2 | 2 | 100.00% | 100.00% |
| Agen International Limited | - | - | - | 100.00% |
| Agen R&D Syndicate Pty Ltd | - | - | - | 100.00% |
| Biotech International Investments Ltd | - | 4,849,795 | - | 100.00% |
| Biopulp Research & Development Pty Ltd | - | - | - | 100.00% |
| Resource & Industry Limited | - | 10,186,192 | - | 100.00% |
| HCL Nominees Pty Ltd | - | - | - | 100.00% |
| | 11,881,737 | 26,845,989 | | |

Agen Inc. was incorporated in the United States, Agenix Asia Pacific Pte Ltd was incorporated in Singapore and Agenix (Shanghai) Bio-pharma Co., Limited, was incorporated in the Peoples Republic of China. All other controlled entities were incorporated in Australia.

**(b) Related party transactions**

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ 000 | $ 000 | $ 000 | $ 000 |
| **(i) Loans to related parties** | | | | |
| Begnning of the year | - | - | - | - |
| Loan advanced | 5,419 | - | 5,419 | - |
| End of year | 5,419 | - | 5,419 | - |

Loan to SHRG vendors is for the acquisition of ordinary shares which is escrowed as detailed in note 21(b). Interest of 8% is charged on the outstanding balance. The loan is repayable in full upon sale of the shares. The Company is required to pay the net proceeds after netting off the amount of the shareholder loan plus accrued interest to the date of sale outstanding in relation to those shares to the shareholder.

This loan has not been recorded in the Balance Sheet as the shares related to the transaction have not been paid in full and are in escrow.

The following balances are outstanding from related parties at Reporting date.

| | | | | |
|---|---|---|---|---|
| **(ii) Receivables from related parties** | | | | |
| Receivable from ex-shareholders of China operations | 46 | - | - | - |
| Current receivable (interest on loan) | 27 | - | 27 | - |
| | 73 | - | 27 | - |

**(iii) Payments to related parties**
Directors remuneration payments to Karl Schlobohm are remitted to Prosperity Advisers. Karl Schlobohm is a Director of Prosperity Advisers.

## 26. RELATED PARTY DISCLOSURE (continued)

### (c) Entities subject to class order

Pursuant to Class Order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Agenix Limited, that were incorporated in Australia, from the Corporations Act 2001 requirement for preparation, audit and lodgement of their financial Reports.

Agenix Limited and the controlled entities subject to the Class Order have entered into a Deed of Cross Guarantee. The effect of the Deed is that Agenix Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Agenix Limited. Agen Inc. and Agenix Asia Pacific Pte Ltd and Agenix (Shanghai) Bio-pharmaceuticals Co. Ltd are not subject to the Deed of Cross Guarantee.

The consolidated Statements of Financial Performance and Position of the entities, which are members of the "Closed Group", are as follows:

| | CLOSED GROUP | |
|---|---|---|
| | 2007 | 2006 |
| | $ 000 | $ 000 |
| **(i) Consolidated Income Statement** | | |
| Loss before income tax | (4,773) | (3,721) |
| Income tax benefit/(expense) | - | - |
| Loss after income tax | (4,773) | (3,721) |
| Retained (losses) / profits at the beginning of the financial year | (39,373) | (35,652) |
| Dividends provided for or paid | - | - |
| Aggregate amounts transferred to reserves | - | - |
| **Retained losses at the end of the financial year** | (44,146) | (39,373) |
| **(ii) Consolidated Balance Sheet** | | |
| **Current assets** | | |
| Cash assets | 3,425 | 8,734 |
| Receivables | 14,093 | 788 |
| Inventories | - | - |
| Prepayments | 192 | 137 |
| Other current assets | 234 | - |
| Current assets | 17,944 | 9,659 |
| Assets held for disposal | 7,148 | 13,313 |
| Total current assets | 25,092 | 22,972 |
| **Non-current assets** | | |
| Receivables | 46 | 11 |
| Shares in controlled entities | 72 | - |
| Property, plant and equipment | 424 | 572 |
| Intangible assets | 48 | 101 |
| Other non-current assets | - | - |
| Non-current assets | 590 | 684 |
| Assets held for disposal | 772 | - |
| Total non-current assets | 1,362 | 684 |
| Total assets | 26,454 | 23,656 |
| **Current liabilities** | | |
| Trade and other payables | 2,027 | 1,617 |
| Derivative financial instruments | 654 | - |
| Interest and non-interest bearing loans and borrowings | - | - |
| Interest-bearing liabilities | - | 4,976 |
| Provisions | 250 | 342 |
| Current liabilities | 2,931 | 6,935 |
| Liabilities associated with assets held for sale | 3,399 | 2,167 |
| Total current liabilities | 6,330 | 9,102 |
| **Non-current liabilities** | | |
| Interest and non-interest bearing loans and borrowings | - | - |
| Provisions | 136 | 341 |
| Total non-current liabilities | 136 | 341 |
| Total liabilities | 6,466 | 9,443 |
| Net assets | 19,988 | 14,213 |
| **Shareholders' equity** | | |
| Contributed equity | 59,392 | 50,114 |
| Share option reserve | 4,598 | 3,472 |
| FX translation reserve | (85) | - |
| Loss attributable to outside equity | (5) | - |
| Retained losses | (43,912) | (39,373) |
| Total shareholders' equity | 19,988 | 14,213 |

## 27. EVENTS AFTER BALANCE SHEET DATE

***Share Placement Announced 6th and 16th August 2007***

On 6th and 16th August 2007 Agenix announced the successful placement to institutional and sophisticated investors in Australia and Asia of 44,687,500 shares at $0.16 per share to raise $7.15 million before costs.

## 28. AUDITOR'S REMUNERATION

The auditor of Agenix Limited is Ernst & Young.

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| Amounts received or due and receivable by Ernst & Young for: | | | | |
| An audit or review of the financial report of the entity and any other entity in the consolidated entity | 95,000 | 108,000 | 45,000 | 108,000 |
| Acquisition Audit China Operation | 25,000 | - | 25,000 | - |
| Disposals Audit Animal Health and Human Health | 20,000 | - | - | - |
| START Grant audit | - | 10,000 | - | 10,000 |
| R&D tax concession work | 20,000 | 37,000 | 20,000 | 37,000 |
| AIFRS transition audit | - | 22,000 | - | 22,000 |
| | 160,000 | 177,000 | 90,000 | 177,000 |

## 29. DIRECTOR AND EXECUTIVE DISCLOSURES

### (a) Details of key management personnel

(i) *Directors*

| | |
|---|---|
| R. Govindan | Non-executive Chairman (from 7 December 2004; previously Executive Chairman) |
| G. Ang | Non-executive Director (resigned 31 August 2007) |
| F.F. Wong | Non-executive Director (resigned 20 November 2006) |
| M. Davey | Non-executive Director (resigned 12 December 2006) |
| Dr A. Lamotte | Non-executive Director |
| N. Leggett | Chief Executive Officer and Managing Director |
| K. Schlobohm | Non-executive Director (appointed 20 November 2006) |
| J. Zhang | Chief Executive Officer for China (commenced 17 April 2007 – appointed as a Director 27 August 2007) |
| A. Lee Vui Han | Non-executive Director (appointed 27 August 2007) |

(ii) *Executives*

| | |
|---|---|
| G. Mastroianni | Vice President Sales and Marketing |
| M. Gerometta | Director Research and Development |
| M. McArthur | Operations Manager |
| C. Holmes | Human Resources Manager |
| R. Wang | Chief Operating Officer for China (appointed 17 April 2007) |
| S. Morrison | Vice President Operations (made redundant 4 July 2006) |
| H. Roberts | Director Clinical and Commercial Programs (ceased employment 13 July 2007) |
| P. Toye | Manager of Research (ceased employment 17 November 2006) |

### (b) Shares issued on exercise of compensation options (Consolidated)

No shares were issued on exercise of compensation options in the 2007 financial year.

## 29. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

### (c) Option holdings of key management personnel (Consolidated)

| | Balance at Beginning of Period 1 July 2006 | Options Granted | Options Forfeited | Options Exercised | Balance at end of period 30 June 2007 | VESTED AT 30 JUNE 2007 Total | Not Exercisable | Exercisable |
|---|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | | |
| R. Govindan | 300,000 | - | - | - | 300,000 | 300,000 | - | 300,000 |
| Dr A. Lamotte | - | - | - | - | - | - | - | - |
| K. Schlobohm | - | - | - | - | - | - | - | - |
| GC. Ang | - | - | - | - | - | - | - | - |
| N. Leggett*** | 1,675,000 | 4,500,000 | - | - | 6,175,000 | 1,675,000 | - | 1,675,000 |
| FF. Wong | - | - | - | - | - | - | - | - |
| M. Davey** | 60,000 | - | (60,000) | - | - | - | - | - |
| J. Zhang | - | - | - | - | - | - | - | - |
| D. Home* | 500,000 | - | - | - | 500,000 | 500,000 | - | 500,000 |
| **Executives** | | | | | | | | |
| M. Gerometta | 352,500 | 150,000 | - | - | 502,500 | 202,500 | - | 202,500 |
| H. Roberts | 352,500 | 150,000 | - | - | 502,500 | 202,500 | - | 202,500 |
| G. Mastroianni | 425,000 | 150,000 | - | - | 575,000 | 275,000 | - | 275,000 |
| M. McArthur | 255,000 | 150,000 | - | - | 405,000 | 187,500 | - | 187,500 |
| C. Holmes | 52,500 | 67,500 | - | - | 120,000 | - | - | - |
| R. Wang | - | - | - | - | - | - | - | - |
| S. Morrison** | 450,000 | - | (450,000) | - | - | - | - | - |
| P.Toye** | 255,000 | - | (255,000) | - | - | - | - | - |
| | 4,677,500 | 5,167,500 | (765,000) | - | 9,080,000 | 3,342,500 | - | 3,342,500 |

* At the time of Mr. Home's resignation on 15 December 2005, Mr Home retained the opportunity to exercise 500,000 options with an exercise price of $0.3228 per share. These options were not exercised and expired on 20 July 2007.

** Mr. M. Davey, Mr. S. Morrison and Mr. P. Toye forfeited their options during the year, after ceased employment with Agenix.

*** Shareholder approval has been received to grant Mr. Leggett additional options as part of his remuneration package as Chief Executive Officer and Managing Director:

- 500,000 options to be issued on each of 21 July 2007 and 21 July 2008 in conjunction with the annual Employee Option Plan. For the 500,000 options issued on 21 July 2007, the exercise price was $0.24. The options will expire 6 years from grant date.

| | Balance at Beginning of Period 1 July 2005 | Options Granted | Options Forfeited | Options Exercised | Balance at end of period 30 June 2006 | VESTED AT 30 JUNE 2006 Total | Not Exercisable | Exercisable |
|---|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | | |
| R. Govindan | 300,000 | - | - | - | 300,000 | 300,000 | - | 300,000 |
| Dr A. Lamotte | - | - | - | - | - | 60,000 | - | 60,000 |
| K. Schlobohm | - | - | - | - | - | - | - | - |
| GC. Ang | - | - | - | - | - | - | - | - |
| N. Leggett | 1,675,000 | - | - | - | 1,675,000 | 175,000 | - | 175,000 |
| FF. Wong | - | - | - | - | - | - | - | - |
| M. Davey | 60,000 | - | - | - | 60,000 | - | - | - |
| J. Zhang | - | - | - | - | - | - | - | - |
| D. Home | 4,000,000 | - | (3,500,000) | - | 500,000 | 500,000 | - | 500,000 |
| **Executives** | | | | | | | | |
| M. Gerometta | 202,500 | 150,000 | - | - | 352,500 | 135,000 | - | 135,000 |
| H. Roberts | 202,500 | 150,000 | - | - | 352,500 | 135,000 | - | 135,000 |
| G. Mastroianni | 275,000 | 150,000 | - | - | 425,000 | 150,000 | - | 150,000 |
| M. McArthur | 187,500 | 67,500 | - | - | 255,000 | 135,000 | - | 135,000 |
| C. Holmes | - | 52,500 | - | - | 52,500 | - | - | - |
| S. Morrison | 300,000 | 150,000 | - | - | 450,000 | 175,000 | - | 175,000 |
| P. Toye | 187,500 | 67,500 | - | - | 255,000 | 135,000 | - | 135,000 |
| B. Calvin | 500,000 | 250,000 | (750,000) | - | - | - | - | - |
| | 7,890,000 | 1,037,500 | (4,250,000) | - | 4,677,500 | 1,900,000 | - | 1,900,000 |

# AGENIX LIMITED
# NOTES TO THE FINANCIAL STATEMENTS
**For the year ended 30 June 2007**

### 29. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

#### (d) Shareholding of key management personnel (Consolidated)

| 30 June 2007 | Balance 1 July 2006 | Shares granted as Compensation | Shares on Exercise of Options | Net Change Other | Balance 30 June 2007 |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| R. Govindan | 5,062,500 | - | - | 1,724,446 | 6,786,946 |
| Dr A. Lamotte | - | - | - | - | - |
| K. Schlobohm | - | - | - | 123,750 | 123,750 |
| GC. Ang | - | - | - | - | - |
| N. Leggett | 629,000 | - | - | 1,371,000 | 2,000,000 |
| FF. Wong | 3,125,000 | - | - | (2,500,000) | 625,000 |
| M. Davey | 175,323 | - | - | (175,323) | - |
| J. Zhang | - | - | - | - | - |
| **Executives** | | | | | |
| M. Gerometta | - | - | - | - | - |
| H. Roberts | - | - | - | - | - |
| G. Mastroianni | - | - | - | - | - |
| M. McArthur | - | - | - | - | - |
| C. Holmes | - | - | - | - | - |
| R. Wang | - | - | - | - | - |
| P. Toye | - | - | - | - | - |
| | 8,991,823 | - | - | 543,873 | 9,535,696 |

| 30 June 2006 | Balance 1 July 2005 | Shares granted as Compensation | Shares on Exercise of Options | Net Change Other | Balance 30 June 2006 |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| R. Govindan | 4,050,000 | - | - | 1,012,500 | 5,062,500 |
| Dr A. Lamotte | - | - | - | - | - |
| K. Schlobohm | - | - | - | - | - |
| GC. Ang | - | - | - | - | - |
| N. Leggett | 185,000 | - | - | 444,000 | 629,000 |
| FF. Wong | 2,500,000 | - | - | 625,000 | 3,125,000 |
| M. Davey | 140,323 | - | - | 35,000 | 175,323 |
| J. Zhang | - | - | - | - | - |
| **Executives** | - | - | - | - | - |
| M. Gerometta | - | - | - | - | - |
| H. Roberts | - | - | - | - | - |
| G. Mastroianni | - | - | - | - | - |
| M. McArthur | - | - | - | - | - |
| C. Holmes | - | - | - | - | - |
| P.Toye | - | - | - | - | - |
| | 6,875,323 | - | - | 2,116,500 | 8,991,823 |

# AGENIX LIMITED
# DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Agenix Limited, I state that:

1. In the opinion of the Directors:

   (a) the financial statements, notes and the additional disclosures included in the Remuneration Report in Directors' Report of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

3. In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 26 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board



Neil Leggett
*CEO and Managing Director*
30 SEPTEMBER 2007

ERNST & YOUNG

■ 1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

■ Tel 61 7 3011 3333
Fax 61 7 3011 3100

## Independent auditor's report to the members of Agenix Limited

We have audited the accompanying financial report of Agenix Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 13 to 20 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

*Directors' Responsibility for the Financial Report*
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

*Auditor's Responsibility*
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Liability limited by a scheme approved under
Professional Standards Legislation

*Independence*
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

*Auditor's Opinion*
In our opinion:

1. the financial report of Agenix Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Agenix Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the remuneration disclosures that are contained on pages 13 to 20 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

*Material Uncertainty Regarding Continuation as a Going Concern*

Without qualifying our opinion, we draw attention to Note 2(z) in the financial report which indicates that the company and the consolidated entity incurred net losses of $14,342,000 and $4,778,000 respectively during the year ended 30 June 2007. These conditions, along with other matters set forth in Note 2(z), indicate the existence of a material uncertainty which may cast significant doubt as to the company and the consolidated entity's ability to continue as going concerns and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and/or the consolidated entity not continue as going concerns.

Ernst & Young

Winna Brown
Partner
Brisbane
30 September 2007

# AGENIX LIMITED
# ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this Report is as follows. The information is current as at close of business on 26th September 2007.

**(a) Distribution of ordinary shareholders and option holders:**

| Category (size of holding) | ORDINARY SHARES Number of holders | Number of shares |
|---|---|---|
| 1 - 1,000 | 155 | 98,792 |
| 1,001 - 5,000 | 1,173 | 3,732,155 |
| 5,001 - 10,000 | 838 | 6,947,865 |
| 10,001 - 100,000 | 1,518 | 49,436,480 |
| 100,001 and over | 284 | 323,946,753 |
| Total | 3,968 | 384,162,045 |
| Shareholders holding less than a marketable parcel of shares | 523 | 756,083 |

| Option Issue | Option Category | Number of holders | Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price $ |
|---|---|---|---|---|---|---|---|
| O 15 | Options | 1 | 250,000 | 27 December 2002 | 22 September 2004 | 22 September 2009 | 0.3928 |
| O 19 | Options | 1 | 200,000 | 1 January 2006 | 1 January 2008 | 1 January 2012 | 0.4000 |
| O23 | Options | 1 | 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.3000 |
| O24 | Options | 1 | 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.4000 |
| O25 | Options | 1 | 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.5000 |
| O26 | Options | 1 | 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.6000 |
| O27 | Options | 1 | 3,000,000 | 6 June 2007 | 18 April 2010 | 17 April 2013 | 0.7000 |
| OP 8 | Employee options | 22 | 326,250 | 14 March 2003 | 25 July 2004 | 25 July 2008 | 0.3328 |
| O 10 | Employee options | 26 | 688,750 | 6 October 2003 | 21 July 2005 | 21 July 2009 | 0.4128 |
| O 16 | Employee options | 32 | 784,500 | 21 September 2004 | 21 July 2006 | 21 July 2010 | 0.6728 |
| O 17 | Employee options | 1 | 1,250,000 | 18 November 2004 | 18 November 2006 | 18 November 2010 | 0.5428 |
| O 18 | Employee options | 34 | 1,065,750 | 31 August 2005 | 21 July 2007 | 21 July 2011 | 0.2928 |
| O 20 | Employee options | 36 | 1,140,000 | 13 September 2006 | 21 July 2008 | 21 July 2012 | 0.2200 |
| O21 | Employee options | 1 | 4,000,000 | 17 November 2006 | 15 December 2007 | 15 December 2011 | 0.5300 |
| O22 | Employee options | 1 | 500,000 | 17 November 2006 | 21 July 2008 | 21 July 2012 | 0.2500 |
| O28 | Employee options | 9 | 2,880,000 | 31 August 2007 | 21 July 2007 | 21 July 2009 | 0.2400 |
| O29 | Employee options | 26 | 2,600,000 | 31 August 2007 | 21 July 2009 | 21 July 2013 | 0.2400 |
| | | | 30,685,250 | | | | |

# AGENIX LIMITED
# ADDITIONAL INFORMATION

**(b) 20 Largest shareholders - fully paid ordinary shares**

| Shareholder | Number of ordinary shares | % of issued ordinary shares |
|---|---|---|
| 1. Pacific Superannuation Pty Limited | 34,038,934 | 8.86 |
| 2. W & Z Holdings Company Limited | 33,868,520 | 8.82 |
| 3. HSBC Custody Nominees (Australia) Limited | 20,680,616 | 5.38 |
| 4. ANZ Nominees Limited | 19,426,812 | 5.06 |
| 5. Citicorp Nominess Pty Limited | 18,455,091 | 4.80 |
| 6 Annmac Investments Pty Ltd | 18,000,000 | 4.69 |
| 7. New Brooklyn Holdings Limited | 15,000,000 | 3.90 |
| 8. Merrill Lynch (Aust) Nominees Pty Limited | 11,390,500 | 2.97 |
| 9. Success Communication Ltd | 6,891,011 | 1.79 |
| 10. Asiaeagle International Limited | 6,171,875 | 1.61 |
| 11. DBS Vickers Securities (Singapore) Pte Ltd | 4,677,107 | 1.22 |
| 12. Mr Anthony Lee Vui Han | 4,375,000 | 1.14 |
| 13. Mr Sing En Chan | 4,350,000 | 1.13 |
| 14. HSBC Custody Nominees (Australia) Limited | 4,317,000 | 1.12 |
| 15. DMG & Partners Securities Pte Ltd Clients A/C | 4,150,000 | 1.08 |
| 16. UOB Kay Hian Private Limited Clients A/C | 4,006,438 | 1.04 |
| 17. F H Nominees Pty Ltd | 3,500,000 | 0.91 |
| 18. CIMB-GK Securities Pte Ltd Client A/C | 2,386,500 | 0.62 |
| 19. Mr Davy Devaraj | 2,087,500 | 0.54 |
| 20. Clear Island Investments Pty Ltd Super Fund A/C | 2,000,000 | 0.52 |
| | 219,772,904 | 57.20 |

**(c) Substantial shareholders**

| | Number of ordinary shares | % of issued ordinary shares |
|---|---|---|
| Pacific Superannuation Pty Limited | 34,038,934 | 8.86 |
| W & Z Holdings Company Limited | 33,868,520 | 8.82 |

**(d) Voting rights**

No restrictions. On show of hands, every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

**(e) Stock exchange listing**

Quotation has been granted for all the ordinary shares of Agenix Limited on all Member Exchanges of the Australian Stock Exchange Limited.

**(f) Directors interest in equity**

The interests of each Director in the share capital of Agenix Limited as disclosed by the Register of Director's shareholding.

| Name | Ordinary shares | Listed Options | Options Expiring 21/07/2009 | Options Expiring 21/07/2010 | Options Expiring 18/11/2010 | Options Expiring 15/12/2011 | Options Expiring 21/07/2012 | Options Expiring 21/07/2009 | Options Expiring 17/4/2013 | Options Expiring 21/07/2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| R. Govindan | 6,786,946 | 439,130 | - | - | - | - | - | - | | - |
| F.F. Wong | 1,250,000 | - | - | - | - | - | - | - | | - |
| M. Davey | - | - | - | - | - | - | - | - | | - |
| Dr A. Lamotte | - | - | - | - | - | - | - | - | | - |
| A Lee Vui Han | 4,375,000 | 291,666 | | | | | | - | | - |
| N. Leggett | 2,000,000 | 238,333 | 175,000 | 250,000 | 1,250,000 | 4,000,000 | 500,000 | - | | 500,000 |
| K. Schlobohm | 123,750 | 5,250 | - | - | - | - | - | - | | - |
| J. Zhang | 33,868,520 | - | - | - | - | - | - | 900,000 | 15,000,000 | 400,000 |

# AGENIX LIMITED
# Corporate Information

## ABN 58 009 213 754

This annual Report covers both Agenix Limited as an individual entity and the Consolidated Entity comprising Agenix Limited and its subsidiaries. Th Group's functional and presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the review of operations and activities in the Directors' Report on page 18. The Directors' Report is not part of the Financial Report.

**Directors**
Ravindran Govindan (Non-Executive Chairman)
Neil Leggett (Chief Executive Officer and Managing Director)
Karl Schlobohm (Non-Executive Director)
Jonathan Zhang (CEO China Operations)
Dr Andre Lamotte (Non-Executive Director)
Anthony Lee Vui Han (Lee) (Non-Executive Director)

**Company Secretary**
Karl Schlobohm

**Registered Office and Principal Place of Business**
7 Durbell Street
Acacia Ridge Qld 4110
Tel: +61 (07) 3370 6396
Fax: +61 (07) 3370 6370
Email: mail@agenix.com
Website: www.agenix.com

**Share Register**
Computershare Investor Services Pty Ltd
Level 27, 345 Queen Street
Brisbane Qld 4000
Tel: 1300 552 270
Fax: +61 (07) 3229 9860

**Solicitors**
DLA Phillips Fox

**Bankers**
Westpac Banking Corporation

**Auditors**
Ernst & Young

**Tax Advisers**
Johnston Rorke

RECEIVED
2007 NOV 30 A 5:35

AGENIX

# AGENIX LIMITED

ACN 009 213 754

# NOTICE OF ANNUAL GENERAL MEETING

# AND

# EXPLANATORY MEMORANDUM

**DATE OF MEETING**
27 NOVEMBER 2007

**TIME OF MEETING**
10.00AM (BRISBANE TIME)

**PLACE OF MEETING**
THE SURVEYORS ROOM
CONRAD TREASURY HOTEL
GEORGE STREET
BRISBANE

# AGENIX LIMITED

**ACN 009 213 754**

## NOTICE OF MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Agenix Limited ("the Company") will be held at the Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane on 27 November 2007 at 10:00 am (Brisbane time).

## AGENDA

**ORDINARY BUSINESS**

*REPORTS*

To receive the Financial Report and the Reports of the Directors and Auditors for the year ended 30 June 2007.

**RESOLUTION 1 –**
**Adoption of Remuneration Report**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a non-binding ordinary resolution:

*"That pursuant to and in accordance with section 250R (2) of the Corporations Act the Directors' Remuneration Report, as contained within the Directors' Report, and remuneration policies disclosed therein be adopted."*

**RESOLUTION 2 -**
**Re-election of Dr. Andre Lamotte as a Director retiring by rotation**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That Dr. Andre Lamotte, who retires by way of rotation in accordance with Article 13.5 of the Company's Constitution, and being eligible, offers himself for election, is hereby re-elected a Director of the Company."*

**RESOLUTION 3**
**Re-election of Mr. Karl Schlobohm as a Director**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That Mr. Karl Schlobohm, who was appointed as a Director on 20 November 2006 to fill a casual vacancy which appointment ceased at this Annual General Meeting, and being eligible, offers himself for election, is hereby re- elected a Director of the Company."*

**RESOLUTION 4 -**
**Re-election of Mr. Jonathan Zhang as a Director**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That Mr. Jonathan Zhang, who was appointed as a Director on 27 August 2007 to fill a casual vacancy which appointment ceased at this Annual General Meeting, and being eligible, offers himself for election, is hereby re-elected a Director of the Company."*

**RESOLUTION 5 -**
**Re-election of Mr. Anthony Lee Vui Han (Lee) as a Director**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That Mr. Anthony Lee, who was appointed as a Director on 27 August 2007 to fill a casual vacancy which appointment ceased at this Annual General Meeting, and being eligible, offers himself for election, is hereby re-elected a Director of the Company."*

**RESOLUTION 6 -**
**Appointment of auditor**

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

*"That BDO Kendalls (Audit & Assurance) who has consented to be auditors of the Company are appointed auditors of the Company with immediate effect."*

**RESOLUTION 7 –**
**Approval of previous issues of securities**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That the issue by the Company of 31,889,000 fully paid ordinary shares at 11 cents each, and 4,980,000 options with an exercise price of 24 cents each, details of which are set out in the Explanatory Notes included in this Notice of Meeting, be approved for all purposes (including ASX Listing Rule 7.4)."*

**Voting Exclusion Statement**

The Company will disregard any votes cast on this resolution by:

- Any person who participated in the issue of securities being approved; and
- Any associate of those persons.

However the Company will not disregard a vote if:

- If it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- It is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

**RESOLUTION 8 -**
**Approval of Employee Option Plan**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That, in accordance with ASX Listing Rule 7.2, exception 9 and for all other purposes, the shareholders approve and authorise the Company to issue securities under the Employee*

*Option Plan details of which are set out in the explanatory notes included in this Notice of Meeting."*

**Voting exclusion statement**

The Company will disregard any vote cast on this resolution by:

- Any Director; and
- Any associate of a Director.

However, the Company will not disregard a vote if:

- It is cast by a person as the proxy for a person who is entitled to vote, in accordance with directions on the proxy form; or
- It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with directions on the proxy form to vote as the proxy decides.

**RESOLUTION 9 -**
**Grant of options to Mr. Neil Leggett (Chief Executive Officer and Managing Director)**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That 3,120,000 options are granted to Mr. Neil Leggett, CEO and Managing Director, under the Company's Employee Option Plan, and that 3,120,000 ordinary shares may be issued to Mr. Neil Leggett upon exercise of the options."*

**Voting Exclusion Statement**

The Company will disregard any votes cast on this resolution by:

- Mr. Neil Leggett; and
- Any associate of Mr. Neil Leggett.

However the Company will not disregard a vote if:

- If it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- It is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

**RESOLUTION 10 -**
**Grant of options to Mr. Karl Schlobohm (Non-Executive Director)**

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That 125,000 options are granted to Mr. Karl Schlobohm, Director, under the Company's Employee Option Plan, and that 125,000 ordinary shares may be issued to Mr. Karl Schlobohm upon exercise of the options."*

**Voting Exclusion Statement**

The Company will disregard any votes cast on this resolution by:

- Mr. Karl Schlobohm; and
- Any associate of Mr. Karl Schlobohm.

However the Company will not disregard a vote if:

- If it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

- It is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

**OTHER BUSINESS**

To deal with any other business which may generally be brought forward in accordance with the Company's Constitution and the Corporations Act 2001 (Cth).

By order of the Board

Karl Schlobohm
Company Secretary
**26 OCTOBER 2007**

# AGENIX LIMITED

ACN 009 213 754

## EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide shareholders with sufficient information to assess the merits of the resolutions contained in the accompanying Notice of Annual General Meeting ("Notice") of the Company.

The Directors of the Company ("Directors") recommend shareholders read the Explanatory Memorandum in full before making any decision in relation to the resolutions.

The following information should be noted in respect of the various matters in the accompanying Notice:

**RESOLUTION 1 –**
**Adoption of Remuneration Report**

Pursuant to Section 250R (2) of the Corporations Act, a resolution adopting the Directors' Remuneration Report contained within the Directors' Report must be put to the vote.

Shareholders are advised that pursuant to Section 250R (3) of the Corporations Act, this resolution is advisory only and does not bind the Directors or the Company.

The Directors' Remuneration Report is set out within the Directors' Report. The Report:

- explains the Board's policy for determining the nature and amount of remuneration of executive and non-executive Directors and senior executives of the Company;
- sets out remuneration details for each Director and the 5 most highly remunerated senior executives of the Company;
- details and explains any performance conditions applicable to the remuneration of executive Directors and senior executives of the Company: and
- provides an explanation of the option-based compensation payments for each Director and senior executives of the Company.

A reasonable opportunity will be provided for discussion of the Directors' Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of adopting the Directors' Remuneration Report.

**RESOLUTION 2 -**
**Re-election of Dr. Andre Lamotte as a Director retiring by rotation**

Article 13.5 of the Company's Constitution provides that at each Annual General Meeting one-third of the Directors (except for the Managing Director), or, if their number is not three or a multiple of three, then the number nearest but not exceeding one-third, shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot.

Accordingly, pursuant to Article 13.5 of the Company's Constitution, Dr. Andre Lamotte, being a Director of the Company, retires by way of rotation and, being eligible, offers himself for re-election as a Director of the Company.

Dr. Lamotte is a Swiss entrepreneur, venture capitalist and experienced company director who has nurtured developing life sciences companies for nearly two decades. Dr. Lamotte has a Bachelor of Science Degree from Ecole Centrale Paris, a Master of Science Degree and a Doctor of Science Degree from MIT (Massachusetts Institute of Technology) and a Master of Business Administration Degree from Harvard Business School.

Since 1988 Dr. Lamotte has founded or co-founded 18 biotechnology and pharmaceutical companies, 7 medical technology companies and 2 medical service companies. Such companies include Arpida, Axovan, de CODE genetics, Neurex-Creagen, Cryocath, Diatide, ICAgen, Inspire Pharmaceuticals, Laser Vision, Acambis-Oravax, Paion, URRMA, and Vernalis. He also has a track-record of executing spin-offs from large pharmaceutical companies (such as Arpida from Roche, Paion from Schering AG and Targaceipt from RJR)

The Directors (with Dr. Lamotte abstaining) unanimously recommend that shareholders vote in favour of this resolution.

**RE-ELECTION OF DIRECTORS - RESOLUTIONS 3, 4 AND 5**

Article 13.9 of the Company's Constitution provides that the Directors have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors. That Director will hold office until the end of the next Annual General Meeting of the Company when the Director may be re-elected but will not be taken into account in determining the number of Directors who must retire by rotation. The Directors must not make an appointment so that the total number of Directors at any time exceeds the maximum number fixed in accordance with the Company's Constitution.

**RESOLUTION 3 –**
**Re-election of Mr. Karl Schlobohm as a Director**

Pursuant to Article 13.9 of the Company's Constitution, the appointment of Mr. Karl Schlobohm as, a Director of the Company will cease at this Annual General Meeting. Mr. Schlobohm, being eligible, offers himself for re-election as a Director of the Company.

Mr. Schlobohm is a Director of Prosperity Advisers, a fully integrated financial services firm. He spent seven years with Ernst & Young and more recently, was a Partner with mid tier accounting firm Grant Thornton with specialist expertise in business planning and facilitation. Mr Schlobohm has guided a number of start up enterprises through to commercial success.

Mr. Schlobohm is Chairman of Australasian Retail Media Group Limited and Company Secretary of ASX listed Company Linc Energy Limited. He also acts as a Director and/or CFO for a number of private entities.

Mr. Schlobohm has a Bachelor of Commerce Degree, Bachelor of Economics Degree, and a Masters of Taxation. He is a Chartered Accountant, Registered Tax Agent and a member of The Australian Institute of Company Directors.

The Directors (with Mr. Schlobohm abstaining) unanimously recommend that shareholders vote in favour of this resolution.

**RESOLUTION 4 –**
**Re-election of Mr. Jonathan Zhang as a Director**

Pursuant to Article 13.9 of the Company's Constitution, the appointment of Mr. Jonathan Zhang as a Director of the Company will cease at this Annual General Meeting. Mr. Zhang, being eligible, offers himself for re-election as a Director of the Company.

Mr. Zhang who has a Bachelor of Science Degree from Fairleigh Dickson University, New Jersey, is one of the originating founders of Agenix' Chinese operations incorporating biopharmaceutical and GMP certified manufacturing operations. He is responsible for all new drug related research and development within the Chinese operations and is also Chief Executive Officer.

Mr. Zhang has also had previous extensive international pharmaceutical research and development experience in senior management roles for Sandoz, Ethical, Kendle, and Pfizer.

The Directors (with Mr. Zhang abstaining) unanimously recommend that shareholders vote in favour of this resolution.

**RESOLUTION 5 –**
**Re-election of Mr. Anthony Lee Vui Han (Lee) as a Director**

Pursuant to Article 13.9 of the Company's Constitution, the appointment of Mr. Anthony Lee Vui Han (Lee), as a Director of the Company will cease at this Annual General Meeting. Mr. Lee, being eligible, offers himself for re-election as a Director of the Company.

Mr. Lee has in excess of 15 years international business experience and has been actively involved in business development/marketing, quality control and cost management.

Mr. Lee has a Bachelor of Economics Degree with a Major in Banking & Finance

Mr. Lee is also involved in project management and is responsible for the management, business development, cost control, and growth of Malaysian companies such as UF Engineers Sdn BHD, a Company involved in major public utilities infrastructure such as highways, Onika Quarry Sdn BHD, a Company operating quarries in Tawau and Semporna and Leeka Holdings Sdn. Bhd, a Company involved with palm oil plantations.

Mr. Lee currently holds Directorships in the aforementioned companies.

The Directors (with Mr. Lee abstaining) unanimously recommend that shareholders vote in favour of this resolution.

**RESOLUTION 6 –**
**Appointment of Auditor**

The Company's auditor, Ernst & Young, has applied for consent from ASIC to resign from the position of Company auditor with effect after determination of resolution 1.

By law, the Company must appoint an auditor to fill any vacancy in the office of auditor at the Annual General Meeting following the creation of the vacancy.

The Company has received the attached nomination form from Pacific Superannuation Pty Ltd for BDO Kendalls (Audit & Assurance) to act as the auditor of the Company as required by law. The nomination was received within the timeframes prescribed by the law.

The Company has received the consent of BDO Kendalls (Audit & Assurance) to act as the auditor of the Company as required by law.

**RESOLUTION 7 –**
**Approval of previous issues of securities**

Under ASX Listing Rule 7.1, the Company is limited to issuing up to 15% of its issued capital in any 12 month period without shareholder approval, subject to certain exceptions.

Under ASX Listing Rule 7.4 however, an issue of shares made without specific approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of ASX Listing Rule 7.1 if the original issue did not breach Listing Rule 7.1 and is subsequently approved by ordinary shareholders.

On 28 March 2007 the Company has conducted a share placement under which it issued the equivalent of 14.99% of its then 15.0% placement capacity to assist with the funding of the SHRG acquisition.

The number of securities the Company may issue under its 15% placement capacity was increased when the Company allotted and issued 61,121,205 shares and 28,486,154 options on 21 May 2007. This issue formed part of the SHRG placement which was approved by shareholders at the general meeting of the Company held on 17 April 2007.

Accordingly, the Company is seeking shareholder approval, pursuant to ASX Listing Rule 7.4, for the issues of these shares, so that future flexibility is retained.

**Private placement**

Details of the issues are as follows:

| | |
|---|---|
| Date of issue: | 28 March 2007 |
| Type of issue: | Private placement |
| Terms of the shares issued: | Ordinary fully paid shares |
| Number of shares issued: | 31,889,000 |
| Issue price: | $0.11 |
| Allottees: | Annmac Investments Pty Ltd<br>Pacific Superannuation Pty Ltd |
| Use of funds: | The funds raised were applied towards the cash component of the Agenix Biopharmaceutical (Shanghai) acquisition. |

**Employee Option Plan**

| | |
|---|---|
| Date of issue: | 21 July 2007 |
| Type of issue: | Placement under the Employee Option Plan |
| Terms of the options issued: | Options issued under the Employee Option Plan, the terms of which are set out in the Explanatory Memorandum of resolution 8. |

| | |
|---|---|
| Exercise price: | $0.24 |
| Number of options issued: | 2,880,000 to expire 21 July 2009<br>1,900,000 to vest 21 July 2009 and expire 21 July 2013 |
| Issue price: | Nil |
| Basis of determining allotment: | Eligible employees |
| Use of funds: | No funds were raised. |

The Board unanimously recommends that shareholders vote in favour of adopting the approval of previous issues of shares.

**RESOLUTION 8 -**
**Approval of Employee Option Plan**

Under Listing Rule 7.1, a listed company is prohibited from issuing or agreeing to issue equity securities without shareholder approval if in doing so it would mean that the number of equity securities issued in the preceding 12 month period would exceed 15% of the number of fully paid ordinary shares on issue at the beginning of the12 month period (Placement Threshold).

Listing Rule 7.2 sets out the exceptions to listing rule 7.1.

Exception 9 states that Listing Rule 7.1 will not apply to an issue under an employee incentive scheme if (amongst other exceptions not applicable here) within 3 years before the date of issue holders of ordinary securities have approved the issue of securities under the scheme as an exception to this rule. The notice of meeting must have included each of the following:

- A summary of the terms of the scheme.
- The number of securities issues under the scheme since the date of the last approval.
- A voting exclusion statement.

The Company wishes to obtain approval to issue securities under the Plan so that such issues will not be included in the Placement Threshold.

**Summary of Plan**

In accordance with Listing Rule 7.2, the Company provides the following information:

- The purpose of the Plan is to provide employees who are deemed by the Board to be eligible, and Directors, with the opportunity to acquire a beneficial interest in increasing the value of the Company and to align their interests more closely with shareholders.
- The Board may, from time to time, offer options to eligible employees on terms that the Board decides.
- Options are not assignable, except on the death of a Participant.

- Options will not be quoted on the ASX.

- Each option entitles the Participant on exercise, to be allotted one share. Shares issued on the exercise of options will rank equally with all existing shares of that class.

- The Company will apply for official quotation of shares issued on the ASX.

- An eligible employee may accept an offer, in whole or in part in multiples of 2000 options. If the offer is accepted in part then the eligible employee may not subsequently accept the offer in respect of the remaining options.

- A Participant must not exercise an option if the resulting acquisition of shares or if the shares were to be sold, such action by that Participant would breach Part 7.11 Division 2A of the Corporations Law.

- An option may only be exercised after the first exercise date and prior to the last exercise date at any of the following times:

(a) in a period specified in the Company's corporate governance policies from time to time or as otherwise approved under such policies; or

(b) at or within such additional or replacement dates or periods as may be determined by the Board and notified to a Participant.

- An option not previously exercised during the exercise period will lapse in the following circumstances:

(a) on the date that is the earlier of the last exercise date; and that date which is a date on which there has been:

    (i) a determination of the Board following the Participant having in the opinion of the Board been dismissed for a reason which entitles dismissal without notice; or committing any act of fraud, defalcation or gross misconduct (whether or not charged with an offence) or doing any act which in the reasonable opinion of the Board brings the Company or any Associated Company into disrepute; and

    (ii) a determination of the Board following the failure to attain one or more of the relevant requirements or a breach or occurrence of any of the conditions or events contained in the offer which in the opinion of the Board requires the lapse of options held by a Participant to occur.

(b) upon termination of employment:

    (i) if the options have not vested prior to the date of termination, the options automatically lapse;

    (ii) if the options have vested prior to the date of termination, the options lapse 30 days after the date of termination unless exercised beforehand

- In the event of any reorganisation (including but not limited to consolidation, sub-division, reduction, capital return, buy back or cancellation) of the issued share capital of the Company, the rights attaching to options must be changed to comply with all rules in the Listing Rules applying to that reorganisation at that time.

- Participants will not be entitled to participate in any new issue of shares in the Company unless they have become entitled to exercise their options under the Plan and do so prior to the record date. The Company must give no less than 10 Business Days notice of any new issue of shares to the Participant before the record date.

- If the Company makes a bonus issue of shares pro-rata to existing shareholders for which no consideration is payable by them and no share has been allotted in respect of an option before the record date, then the number of shares over which the option is exercisable shall be increased by the number of shares which the Participant would have received if the Participant had exercised the option prior to the record date.

- If the Company makes an offer of shares pro-rata to existing shareholders (other than a bonus issue) and no share has been allotted in respect of an option before the record date, the exercise price of the option shall be adjusted in accordance with the Listing Rules on the basis that the exercise price is the new exercise price referred to in the Listing Rules.

- Where, prior to the first exercise date, the Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of the Company, which may adversely affect the rights of or value of benefits to Participants, the Board shall give written notice of such determination and notwithstanding any other provisions of these Rules shall henceforth allow each Participant to lodge with the Company a notice of exercise.

- No eligible employee may accept an offer to participate in the Plan, or continue in the Plan if immediately after the acquisition of the share or right, the eligible employee holds a legal or beneficial interest in more than 5% of the shares in the Company.

- Subject to the Listing Rules (if applicable) the Board may add to or vary any of these Rules, or their application at any time by resolution of the Board

- The Plan may be terminated or suspended at any time by the Board, but any such termination or suspension will not affect or prejudice rights of Participants holding options at that time.

- The entitlement of the Participants and these Rules are subject to the Company's Constitution, the Listing Rules (if applicable) and the Corporations Law.

- 3,442,300 shares and 42,901,625 options have been issued under the Plan since it was last approved on 8 June 2001.

**GRANT OF OPTIONS - RESOLUTIONS 9 AND 10**

The Directors have reviewed the Company's Employee Option Plan (**Plan**). Given the exercise prices of the options (ranging from $0.22 to $0.70) and the Company's share price performance in the last 12-24 months, the Directors have concluded that the current options do not provide an adequate long term incentive and accordingly wish to issue additional options to Mr. Leggett and Mr. Schlobohm.

The following Directors have been issued options under the Plan since 8 June 2001 for no consideration:

| Director | Number of options | Issue date | Exercise Price |
|---|---|---|---|
| R. Govindan | 300,000 | July 2001 | $0.3228 |
| M. Davey | 60,000 | July 2001 | $0.3228 |
| D. Home | 500,000 | July 2001 | $0.3228 |
| F.F. Wong | 75,000 | July 2001 | $0.3228 |
| N. Leggett | 175,000 | July 2003 | $0.42 |
| | 250,000 | July 2004 | $0.68 |
| | 1,250,000 | November 2004 | $0.55 |
| | 4,000,000 | December 2005 | $0.53 |
| | 500,000 | July 2006 | $0.25 |
| | 500,000 | July 2007 | $0.24 |
| | 500,000 | July 2008 (these options were approved at the AGM held on 21 November 2006 but will not be issued until July 2008) | average closing price of the Company's shares on ASX for the 20 days prior to issue |

Mr. Home's options were not exercised and expired on 20 July 2007.

Mr. Davey's options were forfeited in 2007 after ceasing employment with the Company.

Each of the following directors, Mr. Govindan, Mr. Leggett, Mr. Zhang, Dr. Lamotte, Mr. Lee and Mr Schlobohm, are entitled to participate in the Plan.

**RESOLUTION 9 -**
**Grant of options to Mr. Neil Leggett (Chief Executive Officer and Managing Director)**

Shareholder approval is sought to grant 3,120,000 options under the Plan to Mr. Leggett for the above reasons and on the following terms:

- Exercise price- $0.24.
- Expiry date- 27 November 2009.

As required by ASX Listing Rule 10.15 the Company discloses the following:

- Mr. Leggett is the Managing Director and CEO of the Company.
- The maximum number of securities that may be acquired by Mr. Leggett is 3,120,000.
- No option fee is payable.
- The Company will not be providing Mr. Leggett with any loan in relation to the issue of securities.
- The Company will issue the securities to Mr. Leggett no later than 3 months after date of this Meeting.

**RESOLUTION 10 -**
**Grant of options to Mr. Karl Schlobohm**

Shareholder approval is sought to grant 125,000 options under the Plan to Mr. Schlobohm for the above reasons and on the following terms:

- Exercise price- $0.24.
- Vesting date- 21 July 2009.
- Expiry date- 21 July 2013.

As required by ASX Listing Rule 10.15 the Company discloses the following:

- Mr. Schlobohm is a Director of the Company.
- The maximum number of securities that may be acquired by Mr. Schlobohm is 125,000.
- No option fee is payable.
- The Company will not be providing Mr. Schlobohm with any loan in relation to the issue of securities.
- The Company will issue the securities to Mr. Schlobohm no later than 3 months after date of this Meeting.

PACIFIC SUPERANNUATION PTY LTD
ABN 72 464 195 256
278 FERNTREE GULLY RD NOTTING HILL VIC 3168
P 03 9542 7777 F 9544 7097

15 October 2007

The Directors
Agenix Limited
11 Durbell Street
Acacia Ridge QLD 4110

Dear Sirs,

**Nomination of Auditor**

Pacific Superannuation Pty Ltd is a member of Agenix Limited.

In accordance with section 328B (1) of the *Corporations Act 2001,* Pacific Superannuation Pty Ltd hereby nominate BDO Kendalls (Audit & Assurance) of Level 18, 300 Queen Street, Brisbane Qld 4000 to be appointed as auditor of Agenix Limited at the Annual General Meeting of the company to be held on 27 November 2007.

Yours faithfully

Peter J C McNamara
Director
Pacific Superannuation Pty Ltd

# Agenix Limited

**ABN 58 009 213 754**

**AGENIX LIMITED**
ABN 58 009 213 754

**TO LODGE A PROXY FORM:**
Computershare Investor Services
GPO Box 242 Melbourne
Victoria 3001 Australia
Facsimile +61 7 3237 2152

**FOR ALL ENQUIRIES CALL:**
(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

000001 000 AGX
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

**FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 10 AM (AEST) TUESDAY 25TH NOVEMBER 2007**

YOUR SECURITYHOLDER INFORMATION IS AVAILABLE ONLINE, SIMPLY VISIT:
**www.investorcentre.com/au**

☑ **Review your securityholding**
☑ **Update your securityholding**

**YOUR SECURE ONLINE ACCESS INFORMATION**

**SRN/HIN:** I1234567890

**POST CODE:** 3030

FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

## HOW TO COMPLETE THIS PROXY FORM *Please read these notes prior to completion of the voting form.*

### VOTES ON ITEMS OF BUSINESS

**Voting 100% of your holding.** You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

**Voting a portion of your holding.** You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%.

**A proxy need not be a securityholder of the Company.**

### APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company's share registry or you may copy this form. If you lodge two proxies please lodge both forms together.

### SIGNING INSTRUCTIONS

**Individual:** where the holding is in one name, the holder must sign.

**Joint Holding:** where the holding is in more than one name, all of the securityholders should sign.

**Power of Attorney:** to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

**Companies:** Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained by telephoning the company's share registry or at www.computershare.com.

**LODGEMENT OF A PROXY FORM. This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 10am (AEST), 27 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.**

AGX_PROXY_165531/000001/000001/i

# PROXY FORM

PLEASE MARK X TO INDICATE YOUR DIRECTIONS

## STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

**I/We being a member/s of Agenix Limited hereby appoint**

☐ **the Chairman of the Meeting** **OR** [ ]

**Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).**

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Agenix Limited to be held at Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane on 27 November 2007 at 10am (AEST) and at any adjournment of that meeting.

## STEP 2 ITEMS OF BUSINESS

**PLEASE NOTE:** If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

ORDINARY BUSINESS

| | For | Against | Abstain |
|---|---|---|---|
| 1. Adoption of Remuneration Report | ☐ | ☐ | ☐ |
| 2. Re-election of Dr. Andre Lamotte as a Director retiring by rotation | ☐ | ☐ | ☐ |
| 3. Re-election of Mr. Karl Schlobohm as a Director | ☐ | ☐ | ☐ |
| 4. Re-election of Mr. Jonathan Zhang as a Director | ☐ | ☐ | ☐ |
| 5. Re-election of Mr. Anthony Lee Vui Han (Lee) as a Director | ☐ | ☐ | ☐ |
| 6. Appointment of auditor | ☐ | ☐ | ☐ |
| 7. Approval of previous issues of securities | ☐ | ☐ | ☐ |
| 8. Approval of Employee Option Plan | ☐ | ☐ | ☐ |
| 9. Grant of options to Mr. Neil Leggett (Chief Executive Officer and Managing Director) | ☐ | ☐ | ☐ |
| 10. Grant of options to Mr. Karl Schlobohm (Non-executive Director) | ☐ | ☐ | ☐ |

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

## SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed.*

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

000001 000 AGX
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I 1234567890 IND

☐ **Change of name and/or address.** If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. *Please note, you cannot change ownership of your securities using this form.*

AGX 21PR

Computershare

END